Exhibit 99.2

Prudential plc
Annual Report 2002

Our International Presence

Prudential plc’s strong mix of businesses around the world positions us well to benefit from the growth in customer demand for asset accumulation and income in retirement. Our international reach and diversity of earnings by geographic region and product will continue to give us a significant advantage.

Our commitment to the shareholders who own Prudential is to maximise the value over time of their investment. We do this by investing for the long term to develop and bring out the best in our people and our businesses to produce superior products and services, and hence superior financial returns. Our aim is to deliver top quartile performance among our international peer group in terms of total shareholder returns.

At Prudential our aim is lasting relationships with our customers and policyholders, through products and services that offer value for money and security. We also seek to enhance our Company’s reputation, built over 150 years, for integrity and for acting responsibly within society.

Contents
1	Group Financial Highlights	53	Balance Sheet of the Company	91	Summarised Consolidated Balance Sheet
2	Chairman’s Statement	54	Consolidated Cash Flow Statement		– Achieved Profits Basis
4	Group Chief Executive’s Review	55	Notes on the Financial Statements	92	Notes on the Achieved Profits Basis
6	Business Review	86	Statement of Directors’ Responsibilities		Supplementary Information
14	Financial Review	86	Independent Auditors’ Report to	102	Statement of Directors’ Responsibilities
26	Corporate Responsibility Review		the Members of Prudential plc		in Relation to the Achieved Profits Basis
28	Board of Directors	87	Five Year Review		Supplementary Information
30	Corporate Governance Report	89	Achieved Profits Basis Supplementary	102	Independent Auditors’ Report to
33	Remuneration Report		Information		Prudential plc on the Achieved Profits
44	Directors’ Report	90	Summarised Consolidated Profit and Loss		Basis Supplementary Information
46	Summary of Statutory Basis Results		Account – Achieved Profits Basis	103	Shareholder Information
47	Consolidated Profit and Loss Account	90	Earnings per Share – Achieved	104	How to Contact Us
50	Consolidated Balance Sheet		Profits Basis
52	Consolidated Statement of	90	Statement of Total Recognised Gains and
	Total Recognised Gains and Losses		Losses – Achieved Profits Basis
52	Reconciliation of Movements in Consolidated Shareholders’ Capital and Reserves	91	Reconciliation of Movement in Shareholders’ Capital and Reserves – Achieved Profits Basis

# Prudential at a Glance

## PRUDENTIAL

Prudential is a leading life and pensions provider in the United Kingdom

## M&G INVESTMENTS

M&G is Prudential's UK and European fund manager, responsible for managing over £112 billion of funds (as at December 2002). It is a leading fixed income manager with successful initiatives in project finance and securitised vehicles

## History

**Prudential**

1848 Prudential founded

1929 Group Pensions established

1997 Scottish Amicable acquired by Prudential

2002 Relaunch of the Prudential brand and launch of The Plan from the Pru

**M&G**

1931 Launched the first Unit Trust in the UK

1999 Acquired by Prudential

2001 International operations launched in Germany, Austria, Luxembourg and Italy

2002 M&G successfully converted its Unit Trust range to Open Ended Investment Companies (OEICs)

## Operations and products

**Prudential**

UK

Products
- Annuities
- Corporate and Individual Pensions
- With-profits Bonds
- Savings and Investment Products
- Prudential International – life assurance, savings and investment products

Product Distribution Channels
- Direct to customers (telephone, Internet and mail)
- Intermediaries (IFAs, consulting actuaries, workplace, affinities and banks)

Customers
- Around seven million

Europe

Prudential Europe Vie, a single premium savings product, sold through local distribution partners in France

**M&G**

M&G offers a range of over 40 funds and invests in a wide range of assets including UK and international equities, fixed interest, property and private equity

Retail products
- Open Ended Investment Companies (OEICs)
- Unit Trusts
- Investment Trusts
- Individual Savings Accounts (ISAs)
- Personal Equity Plans (PEPs)

Institutional Business
- Segregated fixed interest, pooled pension funds, structured and private finance

Customers
- Over 938,000 unit holder accounts

## Who and where?

**Prudential**

Staff
Over 6,900

Locations
Stirling
Reading
Belfast
London
Dublin
Paris

Service centre in Mumbai opens in 2003

**M&G**

Staff
1,718

Locations
London
Chelmsford
Berlin
Cape Town

Also part of M&G
Prudential Property Investment Managers Ltd (Pru PIM)
PPM Ventures Ltd
PPM South Africa

## Highlights

**Prudential**

Total insurance sales

**£6.1 billion**

up 10% on 2001 excluding sales made through the Direct Sales Force

**M&G**

Gross retail fund inflows

**£1.2 billion**

up 11% on 2001

## Further information

**Prudential**

www.pru.co.uk
www.prudential.fr

Telephone: 0800 000 000

**M&G**

www.mandg.co.uk
www.mandg-investments.de
www.mandg-investments.at
www.prupim.com
www.ppmventures.com
www.ppm-sa.com

Customer helpline: 0800 389 8600

Independent Financial Adviser (IFA) helpline: 0800 328 3191

# egg™

1998 Egg launched

2000 Initial Public Offering of just over a 20% share in Egg

2001 Egg achieved a break-even position

2002 International launch in France

- Banking
- Insurance
- Investments

Customers
2.6 million

Staff
2,475

Locations
United Kingdom
France

Operating income

## £327 million

up 73% on 2001

www.egg.com
www.egg.fr

Telephone: 0207526 2500

# Jackson National Life Insurance Company

JNL is a leading life insurance company in the United States, and has more than 1.5 million policies and contracts in force

1961 Started business in Jackson, Michigan

1986 Acquired by Prudential

1994 Entered the bank distribution channel, with the establishment of the Institutional Marketing Group

1998 Acquired First Federal Savings and Loan of San Bernardino (renamed Jackson Federal Bank)

2000 Prudential acquired IFC Holdings, further strengthening JNL's presence in the broker-dealer market

JNL offers fixed, indexed and variable annuities, term and permanent life insurance and stable value products

Markets products in 50 states and the District of Columbia (in the State of New York through Jackson National Life Insurance Company of New York) through independent agents, broker-dealers and financial institutions

JNL's investment portfolio manager, PPM America Inc., manages some US$62 billion of assets

Staff
2,700 (including US subsidiaries and affiliates)

Locations
Headquartered in Lansing, Michigan

Other locations
Denver, Colorado
Santa Monica, California
New York, New York
Purchase, New York
Brea, California
Atlanta, Georgia
Roseland, New Jersey
Tampa, Florida
Appleton, Wisconsin
Bismarck, North Dakota

Total insurance sales

## £5.8 billion

up 24% on 2001

www.jnl.com

Telephone: 00 1 517 381 5500

# PRUDENTIAL 英国保诚集团

Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 22 life and fund management operations in 12 countries. Across the region, PCA now has 11 operations with an estimated top five market share

1923 Established first Asian operation

1994 PCA regional office established to build a material Asian business

2002 PCA contributed 40% of Group new business achieved profit

PCA provides a comprehensive range of savings, protection and investment products tailored to the needs of each local market

PCA pioneered a unit linked product in Malaysia, Indonesia, the Philippines, Singapore and Taiwan

Currently, PCA has a network of over 89,000 agents serving four million customers around the region

Major strategic partnerships

- Bank of China International for Mandatory Provident Fund business in Hong Kong
- CITIC for life business in China (Guangzhou and Beijing)
- ICICI Ltd for life and mutual funds business in India
- Across the region PCA now has a total of 18 bancassurance agreements in 10 countries including Standard Chartered Bank in Hong Kong, Malaysia, Singapore, Taiwan and Thailand

Staff
Over 6,000

Locations
China
Hong Kong
India
Indonesia
Japan
Korea
Malaysia
The Philippines
Singapore
Taiwan
Thailand
Vietnam

Total insurance sales (APE)

## £513 million

up 18% on 2001

www.prudentialasia.com

Telephone: 00 852 2918 6300

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Group Financial Highlights

Results Summary	2002 £m		2001 £m

Achieved Profits Basis Results
UK Insurance Operations	526		620
M&G	71		75
Egg	(20)		(88)

UK Operations	577		607
US Operations	265		319
Prudential Asia	516		415
Prudential Europe	14		8
Other Income and Expenditure (including development expenses)	(223)		(178)

	1,149		1,171
UK re-engineering costs	(16)		(57)

Operating profit from continuing operations	1,133		1,114
Discontinued UK general business operations	–		72

Operating profit before amortisation of goodwill and exceptional items	1,133		1,186
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(1,406)		(1,402)
Effect of change in economic assumptions	(467)		(482)
Merger break fee (net of related expenses)	–		338
Profit on sale of UK general business operations	355		–

Loss on ordinary activities before tax	(483)		(455)

Operating earnings per share	42.8	p	41.9	p

Shareholders' funds	£7.2	bn	£8.15	bn

Statutory Basis Results

Operating profit before amortisation of goodwill and exceptional items	432		622

Profit on ordinary activities before tax	484		385

Operating earnings per share	15.8	p	23.3	p

Shareholders' funds	£3.7	bn	£3.95	bn

Dividend Per Share	26.0	p	25.4	p

Insurance and Investment Funds under Management	£155	bn	£163	bn

Banking Deposit Balances under Management	£8.7	bn	£6.5	bn

Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this report.

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements.

Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements we may make.

Prudential plc Annual Report 2002 1

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Chairman’s Statement

This is my first statement to shareholders as Chairman of Prudential.

Since joining the Company at the beginning of December, I have been impressed with the quality of businesses we have around the world. People often think of us as simply a UK life insurer with some overseas operations. The reality is that we are a major international financial services group with a strong franchise, excellent people and a strategy focused on delivering value for our shareholders and policyholders over the long-term. Seventy per cent of our new business achieved profit is now derived from overseas and our financial position is among the strongest in our peer group.

These factors enabled us to report total Group insurance and investment sales of £27.6 billion, an increase of 29 per cent, and an achieved basis operating profit of £1,133 million, up two per cent. These results were particularly pleasing as they were achieved against the background of some of the most challenging market conditions we have seen for many years. Clearly, we were not immune to these difficult economic and market conditions but our performance shows that we have built a good platform on which to continue delivering growth in the future. Jonathan Bloomer, Group Chief Executive, talks in more detail about our focus on delivering value in his review on the following pages of this Report. A commentary about our businesses in Asia, the United States and the United Kingdom can be found in the Business Review on pages 6 to 13.

The difficult market conditions affected our modified statutory profits which fell to £432 million. The main causes of this were the lower bonuses paid by the UK Life Assurance business and the credit losses arising in our US Assurance business. Turning to the issue of dividends, the Board announced a total dividend for 2002 of 26 pence, a small increase on the previous year. But, looking to the future, the Board has felt that it needed, given the uncertainty in capital markets, to retain flexibility and could not recommit to the policy of progressive dividend increases from the current level. We recognise that this has created uncertainty for shareholders and we will seek to address this when we reach the interim results in July.

Coming into the industry, one of the things on which I have spent time is the way life insurers in the United Kingdom report their financial results. In particular, people often ask why we present these in two different ways: modified statutory basis and achieved profits basis. Philip Broadley, Group Finance Director, talks about this in detail in his Financial Review later in this Report but I wanted to touch briefly on the issue here as it has a direct relationship with our focus on delivering value over the long term.

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We are required to account for our insurance business on the modified statutory basis (MSB) of reporting under UK accounting rules. In essence, this determines our statutory profit and reserves and is an indicator of the cashflow generated by continuing operations. What MSB does not do, however, is provide a measure of the value that is generated each year for shareholders by companies such as Prudential that write long-term insurance business, the profits from which arise over many years.

Therefore, along with our major UK-registered competitors, we also report our results on the achieved profits (AP) basis. This is designed to place a current value on the future projected cashflows that will emerge over time from business written to date and to reflect the business performance during the accounting period under review. As such, it provides an indicator of the value being added by today’s management in a given accounting period.

In good markets most attention concentrates on achieved profits performance; and in difficult markets more attention focuses on modified statutory profit. Long-term shareholders should look at both measures. I appreciate that it is frustrating for shareholders not to have one easy earnings performance measure; but life assurance is a long-term business and not easily captured by conventional accounting standards.

Looking to the long-term development of our business, one of our greatest assets is of course our staff. As I have visited some of our businesses around the world since joining the Group, I have been impressed with their professionalism and commitment and I would like to thank all of them for their considerable efforts.

During the year, there have been some changes to the Board. Sir Roger Hurn announced his intention to step down from the Board in April but agreed to stay on as Chairman until a successor had been identified and was in place. Sir Roger made a significant contribution to the development of the Company and I know that my colleagues on the Board are very grateful for the support, advice and guidance he gave over the three years he was with the Group.

In May, Bart Becht joined as a non-executive director. Bart, who is Chief Executive of Reckitt Benckiser plc, has a wealth of international experience and he has already made a valuable contribution to our discussions at the Board.

We have given thought in the Board to the Higgs ‘Review of the role and effectiveness of non-executive directors’, both as a major company in our own right and as investor in a very large number of UK listed companies. We are broadly supportive of the Review, although any attempt to define ‘Best Practice’ quickly brings to mind a number of successful companies that do not follow all of the principles outlined. There is no perfect governance model which suits every company at each stage of its development. For that reason we particularly welcome the approach of ‘comply or explain’; and our principal source of concern is that some may quickly seek to turn ‘comply or explain’ into ‘simply comply’.

We believe that further time and a fuller debate is required before some of the suggested changes to the Combined Code are made. It is important that there is no confusion as to where leadership and responsibility lie and some of the proposed changes, for example to the role of the senior independent director, need further thought.

Looking ahead, the industry faces many challenges in the current environment. However, I believe that there are significant opportunities for a company which, in addition to its brand and financial strength, has a significant presence internationally. I was delighted to be asked to take on the role of Chairman. I am cautious about the immediate outlook for the markets, but optimistic about the long-term outlook for Prudential.

Prudential plc Annual Report 2002 3

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Group Chief Executive’s Review

In recent years Prudential has undertaken a number of far-reaching initiatives which have resulted in a Group with a diversified range of international businesses and strong growth prospects. This strategy is evident in the Group’s results for 2002. The Group achieved significant increases in sales of insurance and investment products and at the same time it expanded its margin on new business.

Over the last few years we have developed and grown the Group significantly. We have expanded our Asian business, developed Egg and shareholder backed businesses in the UK and grown Jackson National in the US. In doing this we have managed the need for capital while recognising the importance of distributions to our shareholders.

2002 was a tough year, with market confidence being adversely affected by increased political risk and a deteriorating economic outlook. In February 2003, it was clear that stock markets around the world continued to be volatile and consumer confidence had deteriorated.

In this context, the Group continued to review its growth and cash flow plans. As in the past, we will invest for value, not simply for top line growth, and we will allocate capital to those areas of our business where we see the greatest value creation opportunities. We will therefore continue to invest in our businesses in Asia, where growth prospects remain high, while we expect to manage the level of business in the more mature markets of the US and UK to achieve a balance between value creation and capital consumption.

Focus on Sustainable Value
In 2002 we made good progress towards achieving our goal of doubling the intrinsic value of the Group over four years. One of the key measures of whether we are on track is new business achieved profits which, to double in four years, would need to compound at an annual growth of 19 per cent. In 2002 they grew by 15 per cent. While we believe that 2003 will be a particularly stretching year, our priority will be to continue to develop and deliver our strategy to build value across the Group.

The success of Prudential’s strategy is clear from the 2002 full-year results. Total Group insurance and investment sales were £27.6 billion, an increase of 29 per cent on 2001. On an annual premium equivalent (APE) basis insurance sales were up nine per cent to £1.9 billion, reflecting growth of 23 per cent and 18 per cent in the US and Asia respectively. Approximately 74 per cent of total Group sales came from outside the UK, demonstrating the benefits of the Group’s international diversification.

The results showed generally improving margins for new business as the Group continued to benefit from a focus on high-margin business. Margins in 2002 for the US increased from 35 per cent to 39 per cent and in Asia from 59 per cent to 60 per cent. In the UK, margins for long-term business declined slightly, moving from 30 per cent in 2001 to 29 per cent in 2002. Group new business achieved profit rose by 15 per cent in 2002 to £774 million.

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Building the Brand
The life industry in the United Kingdom is undergoing enormous change. The performance of the sector over the course of the year has been affected by concerns including capital adequacy and financial strength in declining equity markets, pressure on margins, and the uncertainty brought about by the various regulatory reviews being undertaken into the UK retail savings and pension industries.

Prudential’s Life Fund remains financially strong and we are well positioned as people place an increasing emphasis on financial strength and trusted brands when making decisions about their long-term savings and investments. Our focus is to grow our UK insurance operations by building the brand and developing our distribution capabilities through partnerships with banks and major companies as well as strong relationships with Independent Financial Advisers. We are also working to improve the service to our customers while at the same time reducing our cost base, delivering greater economies of scale, and ensuring that capital is deployed efficiently within the business.

Elsewhere in the UK, M&G’s market position, investment capabilities and brand strength make it one of the leading fund managers. In the difficult market conditions we witnessed during the year, the priority for the retail business has been to continue growing its market share as well as driving down costs through initiatives such as the outsourcing of administration services. On the institutional side, M&G continues to benefit from its competitive advantage in specialist fixed interest and private finance.

Egg continues to go from strength to strength. The UK business is now profitable as well as having almost 2.6 million customers and a five per cent market share of credit card balances. This is a strong performance considering the business was only launched just over four years ago. Egg has now also successfully launched the first stage of its international expansion in France.

Favourable Demographics
The long-term demographic trends in the US, an ageing population and increasing life expectancy, and a relatively low level of social security support for retirement savings, remain favourable for Jackson National Life (JNL) which, with its value-based approach, has positioned itself to take advantage of the opportunities.

In what is a very fragmented market with a huge number of players, JNL has developed into one of the leading life insurers in the US. However, instead of focusing on becoming a scale player purely in terms of size, it has a value-based definition of scale, meaning that it only seeks leading positions in segments of the market that it can serve profitably. This, together with a cost base below the industry average, modern and highly sophisticated IT systems, and diversified and flexible products and distribution, mean that JNL is positioned to benefit from growth in the US savings market.

Asia is one of the fastest-growing regions for savings in the world, with a combination of favourable demographic trends and increasing market liberalisation. In Prudential Corporation Asia (PCA), we have well-established life insurance and rapidly growing mutual fund operations across the region. Our focus has been to grow these businesses organically and supplement this growth with some small in-fill acquisitions such as the Korean mutual fund business we bought in the second half of 2002.

With 22 operations in 12 countries across the region, its multi-channel distribution capability, strong strategic partners, and customer-focused product expertise, PCA is very well placed to deliver profitable growth in the future.

Summary
This strong mix of businesses around the world positions us well for the future. We are currently experiencing some of the most volatile market conditions we have seen in decades, but we have a significant advantage in terms of our international reach, and our diversity of earnings. This will continue to be the case as we broaden our geographic presence, distribution channels and range of products.

We are confident that we are managing the business prudently in the current market environment and that we will preserve the Group’s strong competitive position and growth prospects for the benefit of all our shareholders.

Prudential plc Annual Report 2002 5

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Business Review

United Kingdom and Europe

UK Insurance Operations
UK insurance operations continued to implement its programme for change announced in November 2001: a clear and renewed focus on the brand; emphasis on profitable growth in the chosen product segments; broadening distribution; achieving a step reduction in operating costs; and preserving financial strength over the long term.

‘The Plan from the Pru’ was launched in September 2002 providing customers with a financial plan which guides people through the key financial stages of their lives.

Total new business achieved profit of £222 million was nine per cent lower than 2001 reflecting a revision to economic assumptions and the challenging UK market conditions.

In this market the focus has been on areas where Prudential is able to achieve the highest possible margin and return on capital. Using comparable economic assumptions, the UK insurance operations’ new business margin of 29 per cent is higher than the previous year. The strategic focus is on annuities, corporate pensions, with-profits bonds and Individual Savings Accounts. The UK insurance operations recorded a like-for-like 10 per cent increase in total sales on the previous year as a result of strong sales of bulk and individual annuities throughout 2002.

Successful marketing campaigns and an effective pricing policy helped the business to achieve a significant increase in sales of single premium individual annuities for the year, which were up 39 per cent to £1.76 billion. Single premium bulk annuities also performed well with a 23 per cent increase in total sales for the year to £710 million. The UK insurance operation has retained its position as a leading player in this market, winning the £389 million C&A pension scheme account in the final quarter of the year.

While corporate pension sales on an APE basis were down slightly on 2001, total sales were up 23 per cent, reflecting the move towards single premium products.

Life product sales were down on 2001 with total sales down five per cent and APE sales down eight per cent to £247 million. However, during 2002, the UK insurance operations maintained its position as a leading distributor of with-profits bonds through Independent Financial Advisers.

Prudential believes that with-profits continue to offer an attractive investment option for investors. It expects to remain one of the leading providers of with-profits policies in the future and is developing new products, which offer the advantages of a smoothed investment return, but with increased transparency.

In October 2002 Prudential entered the structured ISA market, launching the first offer of the Prudential Growth and Income Plan, sales of which were encouraging. A further series of offers are planned for 2003, the first of which was launched in January.

Prudential broadened its distribution during the year through a distribution agreement with Abbey National for an initial four-year period. This arrangement anticipates proposed changes to polarisation rules that will liberalise sales channels and allow banks to offer advice on other companies’ regulated

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products and will allow Prudential’s with-profits bonds to be made available for distribution through Abbey National’s extensive high street branch network. Pre-depolarisation, Prudential has entered into a similar distribution arrangement that will meet the current regulatory requirements, and will provide similar benefits. This arrangement was launched on 11 December 2002 and sales have been encouraging.

Since the year-end Prudential has announced a proposed distribution arrangement with Zurich Financial Services, which is expected to further broaden Prudential’s distribution, particularly of annuity products.

In November 2001 the Company announced a target for cost savings of £175 million by the end of 2004 and in July 2002 increased this target to £200 million. These savings arise from the creation of the single customer service organisation, the rationalisation of support services and a refocusing of IT investment. Of this amount, it is estimated that £65 million (on an achieved profit basis) will be attributable to shareholders. Good progress has been made and £130 million of savings were delivered in 2002 with an annualised value of £155 million. Prudential remains confident of achieving this important reduction in operating costs.

In September 2002 the Company announced plans to establish an offshore service centre in India to improve customer contact service and achieve additional cost savings. The new processing centre will be established in Mumbai and is now expected to be operational in 2003.

This initiative is expected to incur a restructuring charge of approximately £20 million. The current estimated impact on shareholders would be a charge of £5 million against achieved basis operating profit, spread over 2002 and the next two years. However, due to the creation of a lower-cost servicing centre, this charge will be offset by expected annual gross cost savings from 2006 of approximately £16 million, of which £4 million per annum will be attributable to shareholders.

As a result of the continuing depressed levels of world stock markets, bonuses were reduced on conventional and unitised with-profits policies in February 2003. This followed earlier reductions on unitised with-profits policies in September and December 2002. These actions were taken to protect the strong financial position of the with-profits fund and to protect the long-term interests of customers. 2002 was a turbulent year for global equity markets, with the FTSE 100 falling by 24.5 per cent during the year. However, the investment return on Prudential’s with-profits fund was negative 8.1 per cent in the year to 31 December 2002 reflecting its diversified investment mix.

In 2002, profits distributed from Prudential’s main with-profits fund amounted to £2.7 billion, of which £2.45 billion (90 per cent) was added to policies as bonuses, and £273 million (10 per cent) is available for distribution to shareholders.

We believe that the UK market for long-term savings will continue to be difficult in 2003. Prudential with its trusted brand and financial strength is well placed to compete strongly in this environment.

Prudential plc Annual Report 2002 7

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Business Review continued
United Kingdom and Europe continued

M&G
M&G is Prudential’s UK and European fund management business and has over £112 billion of funds under management, of which £94 billion relates to Prudential’s long-term business funds. These funds are invested in a wide range of assets, including UK and international equities, fixed income, property and private equity. M&G provides investment management services to both institutional and retail clients across a wide variety of products, including equities, fixed income, unit trusts, Open Ended Investment Companies, investment trusts and Individual Savings Accounts, as well as providing UK-based internal fund management services to the Prudential group. In the retail market, M&G is one of the UK’s top three fund managers in terms of assets under management as at 31 December 2002, according to figures published by the Investment Management Association (IMA).

Operating profit, excluding investment income, of £52 million was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All-Share were 17 per cent lower year on year. This reflects M&G’s diversified revenue streams and disciplined cost management. Operating profit was £71 million in 2002.

In its institutional business, M&G continued to leverage its position as an innovator in fixed income and private finance during 2002. The institutional fixed income business won £1.2 billion of net new mandates during the year, with an additional £0.4 billion of institutional money secured in 2002 but not yet received. A further £0.2 billion of institutional mandates were received via PPM South Africa. M&G’s private finance group’s successful initiatives in project finance and securitised vehicles raised a further £0.5 billion in net new fund inflows.

M&G’s management of the Prudential Assurance Company’s and Scottish Amicable’s long-term funds led to continued outperformance during 2002, generating a performance fee of £20 million, an increase of £1 million on 2001. Over three years, Prudential’s main with-profits fund has generated per annum returns 2.3 per cent higher than its strategic benchmark and 2.5 per cent higher than its competitor benchmark.

Despite prolonged market uncertainty throughout 2002, M&G’s gross retail fund inflows were up 11 per cent on the previous year and net fund inflows increased by 79 per cent.

The latest Investment Management Association figures show that M&G has continued to counter the industry trend by experiencing an increase in gross retail sales compared to a fall in sales across the industry as a whole. With its strong performance over a number of funds, M&G also increased its market share by nine per cent in the total retail market and 13 per cent in the PEP/ISA market. Market share of funds sold via intermediaries also increased significantly, by 12 per cent overall and by 27 per cent for PEPs and ISAs.

During the year, M&G continued to expand its international distribution capability and now has operations in Germany, Austria, Luxembourg and Italy. M&G International has continued to work closely on product strategy with Prudential Corporation Asia to generate fund inflows into M&G’s funds.

Following a review of its retail IT systems platform, M&G entered an agreement with International Financial Data Services (IFDS) in November 2002 to outsource all of M&G’s retail administration. This will deliver significant cost benefits and ensure M&G has the best IT systems platform to support its retail business. The migration will be completed towards the end of 2003.

M&G is a founder investor in CoFunds, the funds supermarket established to service financial intermediaries. At the end of 2002 CoFunds had in excess of £650 million in assets under administration.

M&G’s property and private equity arms, which primarily invest on behalf of the Prudential Assurance Company, also enjoyed a successful year. With over £11 billion invested in the property market, Prudential Property Investment Managers is the largest property manager in the UK. The property business made its first overseas investments and, in the face of continued difficult markets, the private equity business continued to build its international capabilities.

Egg
Egg plc is an innovative financial services company, providing a range of banking and financial services products through its internet site.

In 2002 it had another successful year with operating income up 73 per cent to £327 million (2001 £189 million). Pre-tax losses were reduced to £17 million from £88 million in 2001 and the total UK customer base increased by 610,000 to almost 2.6 million. Excluding the exceptional profit from the sale of 15 per cent of Funds Direct to Prudential, pre-tax losses of £20 million are included in the Prudential Group results.

In the UK, Egg delivered a profit of £35 million before tax (£76 million loss in 2001). It is growing customer numbers and revenues in an increasingly competitive marketplace, while at the same time reducing both unit operating costs and marketing acquisition costs. Net interest income increased by 54 per cent to £224 million for the period reflecting an increase in the UK net margin to 2.4 per cent (1.9 per cent). The margin improvement has largely resulted from changes to product pricing on Egg Card and the maturing of the book over the past year. Credit quality remains strong and Egg’s card portfolio continues to outperform the rest of the industry, in terms of lower arrears rates according to benchmarking studies.

Unsecured lending in the UK grew by £936 million leading to a balance of £3.3 billion (2001 £2.4 billion). Personal loans delivered record sales in 2002 with drawdowns of £829 million,

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up 98 per cent on 2001 (£419 million). Card balances grew to £2.3 billion by the year end (December 2001 £1.8 billion).

Other operating income increased by £60 million to £103 million primarily reflecting fees and commissions earned from the larger credit card book, and the reduction in cashback on the credit card. There has also been an increase in commissions earned from selling creditor insurance at the point of sale on personal loans. In 2003 Egg UK’s key strategic goals are to continue to maximise value from its unsecured lending business in what are expected to be challenging conditions.

Egg launched in France at the beginning of November and in the first two months 69,000 people applied for La Carte Egg of which it expects 27,000 to become customers. This gives a total customer base in France of approximately 90,000 following the selective migration of customers from the acquired Zebank portfolio. The French business incurred losses of £46.7 million (€72.4 million) in 2002. Of this loss, £14.0 million (€21.9 million) was spent on brand and marketing and £8.7 million (€13.6 million) on development.

In France, Egg intends to enhance and extend its product range in line with developing the business in this market, and the next major product will be a new loan account, which it plans to launch in the second quarter of 2003. It is targeting to have in the region of 250,000 to 300,000 customers in France by the end of 2003.

Egg remains committed to delivering long-term value to shareholders through building an international business of scale and leading the industry for innovation in financial services to the ultimate benefit of customers.

Prudential Europe
In early 2002 Prudential reviewed its strategy for the Prudential and Scottish Amicable branded long-term business within continental Europe. The review concluded that an organic strategy based on investment in the German and French markets would be unlikely to meet return on capital targets. Analysis indicated that the returns achievable from any available acquisition would be too low to justify the investment of capital.

As a consequence, in November 2002 Prudential agreed to sell its German life business to Canada Life Financial Corporation (Canada Life) for €129 million (£82 million). The sale was completed on 1 January 2003. Irish High Court approval for the transfer of the relevant life assurance policies to Canada Life is expected early in the second half of 2003. Prudential will continue to run its existing operations in France for value, but not push for growth.

APE insurance sales in 2002 were £29 million, 12 per cent ahead of the 2001 result.

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Business Review continued
United States

The US life industry faced another challenging year in 2002, with recession, the third year of a bear market and a crisis of confidence in corporate governance resulting in significant disruption to the capital markets. However, long-term demographic trends in the US remain favourable, and Jackson National Life’s (JNL’s) value-based approach and focus on business fundamentals has positioned it to take advantage of the opportunities that this environment presents.

JNL has strong product manufacturing and administrative capabilities, a low-cost and flexible infrastructure supported by proprietary technology, a relationship-driven distribution model and effective risk management and financial discipline.

These strengths have enabled JNL to deliver record sales of £5.8 billion in 2002, up 24 per cent on 2001. Record fixed annuity sales of £2.7 billion during the year were up 43 per cent on 2001. Variable annuity sales of £1.4 billion were up 77 per cent on 2001, despite continued volatility of equity markets in the US. As planned, sales of stable value products of £1.4 billion decreased by 16 per cent on 2001, reflecting JNL’s active management of its capital position during 2002, which will continue in 2003.

New business achieved profits rose to £234 million in 2002 from £167 million in 2001. This is due to a 23 per cent increase in APE sales, together with an increase in new business margins from 35 per cent to 39 per cent. Business in force achieved profits of £17 million in 2002 were adversely affected by net bond losses totalling £289 million, resulting in a £133 million charge against current year operating profits on a five-year averaging basis. These losses arose out of the challenging credit environment in the US and equated to one per cent of JNL’s total invested assets.

In 2002 JNL revamped its annuity product line in anticipation of the changing demands of its customers. The change proved successful, with 54 per cent of annuity sales generated by products introduced during 2002. In particular, 2002 saw the launch of JNL’s Perspective II annuity product. The design of Perspective II allows each investor to select and pay for only the features and benefits he or she wants. It was developed from concept to completion in just six months – highlighting JNL’s ability to adapt quickly to changing market conditions.

JNL retained its leading position in fixed annuity sales, ranking seventh in total individual fixed annuity sales for the year to date 30 September 2002. Since 1995, the company has continually diversified its product portfolio and now also has a leading position in variable annuity sales, ranking sixth in variable annuity net flows and 17th in variable annuity sales for the full year 2002. JNL also has a leading position in equity-indexed annuity (EIA) sales, ranking sixth for sales of EIAs for the year to date 30 September 2002.

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JNL’s low cost and flexible infrastructure together with its culture and the company’s realigned service and administrative capabilities contribute to its competitive advantage. JNL has a cost base that is well below the industry average.

The company has built its distribution network both organically and through small acquisitions. Traditionally, JNL has had a strong presence with independent insurance producers selling life insurance, fixed annuities and, more recently, equity-indexed annuities. In 1994, JNL entered the bank distribution channel and has seen very strong sales growth in that area. In 2002, JNL ranked seventh in the US for total annuity sales through banks and fifth in sales of fixed annuities through banks. In the mid-1990s, the company began offering variable annuities to independent broker-dealers, and now has a strong position in that channel. In addition, at the beginning of 2002, JNL launched a very successful marketing initiative targeting regional broker-dealers.

This year, JNL is launching Curian Capital LLC, a registered investment adviser providing a managed account fee-based brokerage application. This platform will enable advisers to manage clients’ assets more efficiently and economically, bringing a high net worth service to the mass market.

During 2002, JNL achieved a financial milestone, surpassing $50 billion in total assets (US GAAP), an increase of 75 per cent in just five and a half years. Looking ahead, JNL is focused on profitable new business in its retail markets, with its proven ability to offer the customer a variety of retirement products through multiple distribution channels.

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Business Review continued
Asia

Prudential Corporation Asia (PCA) continued to strengthen its position in 2002 as a leader in both the life insurance and mutual fund markets across the region. Based on preliminary estimates, PCA believes it ended 2002 with top five market shares in eight Asian life insurance markets, two mutual fund markets and Hong Kong’s Mandatory Provident Fund (MPF) market. This demonstrates its continuing success in building a very strong portfolio of businesses across the region.

The economic environment in 2002 was challenging, but PCA nevertheless delivered a very positive set of results for the year. Insurance sales on an APE basis were £513 million in 2002, up 18 per cent compared to 2001 and new business achieved profits (NBAP) of £307 million increased by 20 per cent. PCA’s average NBAP margin on APE insurance sales remained broadly constant at 60 per cent (59 per cent in 2001). Operating achieved profits before tax, head office expenses and minority interests, were £490 million, up 24 per cent from 2001, and modified statutory basis profits before tax, head office costs and minority interests, for the year were £62 million, up from £25 million in 2001.

PCA’s primary business is the manufacture and distribution of life insurance and medium and long-term savings products through agency and third-party distribution channels. A key driver of our success has been the rate at which it has been able to expand its agency force, and the productivity achieved by its agents. PCA now has 89,000 agents across Asia and regional teams ensure that quality training and best practice are applied consistently. The largest increases in agent numbers in 2002 have been in its recently established operations in Vietnam and India. During the year PCA also made significant progress in enhancing agent productivity through sales and product training programmes in many of its operations. Bancassurance, through distribution agreements with banks, has continued to provide a material source of new business. Across the region, PCA now has a total of 18 bancassurance agreements in 10 countries. Alternative distribution, which includes bancassurance, produced 21 per cent of insurance APE sales in 2002, compared with 17 per cent in 2001.

PCA’s success in markets across the region is in large part due to its product innovation, and its readiness to package and market products to meet specific customer needs. In 2002 PCA continued to leverage its regional leadership in capital efficient unit-linked products with successful launches in India, the Philippines and regular premium unit-linked products in Taiwan. Additionally, PCA LIFE Japan secured regulatory approval for variable annuity products, drawing on technical expertise developed in Jackson National Life in America. Working with JNL on product design and pre-launch preparations meant a successful launch in October 2002 was possible, very soon after regulatory approval was received.

Being a pioneer and leader in the introduction of capital efficient unit-linked life insurance remains a significant source of competitive advantage in both its established and newer markets: 30 per cent of PCA’s APE sales in 2002 came from unit-linked life products, up from 23 per cent in 2001.

PCA’s operations in Greater China achieved significant growth in 2002. In Hong Kong its market share on an APE basis for year-to-date 30 September 2002 was 10.4 per cent. Its joint venture with Bank of China International for Hong Kong’s MPF continues

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to grow well with Prudential’s funds under management up 51 per cent over 2001 to £136 million. In Taiwan, Prudential Life’s NBAP was up 91 per cent compared to 2001, while insurance APE sales were up seven per cent – the increased profitability reflecting the successful introduction of unit-linked products. In Guangzhou China, its joint venture with CITIC grew insurance APE sales by 39 per cent and it has recently secured a second licence in Beijing.

The focus of PCA’s South Asia operations continues to be its well-established market presence in Singapore and Malaysia. In 2002 PCA improved its position in both of these markets. In Malaysia for year to date 30 September 2002 it was number one for insurance APE sales for the first time, and in Singapore for year to date 30 September 2002 it was number two for the important regular premium market. In Singapore a new regulatory regime was introduced in late 2002. While the full impact of this will be known over time, PCA has thoroughly evaluated the potential outcomes and consequences and is well positioned to build upon its strong franchise in 2003 and beyond.

PCA has recently entered the very large and material North Asian markets of Japan and South Korea through the acquisition of small but operationally and financially sound local companies. There are clear plans in place to build significant and sustainably profitable operations over the long term in both countries. In 2002 very good progress was made with management teams being strengthened and the product ranges and pricing structures re-based. The focus is on building distribution and raising brand awareness.

In 2002, PCA continued to pursue its long-term strategy of building a complementary, material and profitable regional mutual fund business. Progress to date has been very encouraging with market-leading positions in India and Taiwan, growing operations in Japan, Singapore, Malaysia and Hong Kong and the recent acquisition of a mid-sized investment trust management company in the large South Korean market. As at 31 December 2002 total mutual funds under management have increased to £5.1 billion, up 59 per cent on last year, with strong net inflows of £1 billion.

As would be expected in the current economic environment the majority of the funds under management are in lower margin fixed income type products. This, coupled with ongoing investment in the development and start-up of this business, means net MSB profits from PCA’s mutual fund business are currently not material in the Group context.

During 2002 PCA undertook a comprehensive review of the region’s life and mutual fund markets and updated its strategy to optimise growth and profit prospects within a rigorous capital allocation framework. The long-term prospects for the region, and for PCA as a significant force in the market, remain very positive. Continued successful implementation of Prudential’s strategy should deliver material and sustained profitable growth in the years ahead.

PCA remains well positioned to participate in Asia’s outstanding long-term growth prospects. It has a strong track record of successful delivery and a robust business model firmly focused on building businesses in markets and sectors that combine scale opportunities with secure long-term profitability and very attractive returns on capital.

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Financial Review

Sales
Prudential has delivered strong growth in sales during 2002 with total Group insurance and investment sales reaching £27.6 billion, up 29 per cent on last year. Total new business inflows including renewal premiums reached £31.8 billion, 24 per cent ahead of last year.

Total sales of insurance and investment products from outside the UK represented 74 per cent of the Group total of £27.6 billion, reflecting the international diversification of the Group.

Total insurance sales increased 12 per cent to £12.8 billion. On the annual premium equivalent (APE) basis sales were up nine per cent to £1.9 billion, reflecting an 18 per cent growth in sales in Asia and an increase of 23 per cent at Jackson National Life (JNL).

Gross investment inflows increased 47 per cent to £14.8 billion. Net investment inflows were £1.4 billion, including net mutual fund sales in Asia of £1 billion.

Achieved Profits Basis Results
In reporting the result on the achieved profits basis Prudential includes the results of the Group’s long-term insurance business determined on this basis. These results are combined with the statutory basis results of the Group’s other operations, including investment and banking products and other non-insurance investment management business. Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items, short term fluctuations in investment returns and the effect of changes in economic assumptions.

The achieved profits basis provides a realistic reflection of the performance of the Group’s long-term insurance operations. An explanation of the achieved profits basis of reporting is provided on pages 23 to 25. The modified statutory basis (MSB) profit narrative follows this achieved profits basis narrative.

The achieved profits basis results for long-term business are prepared in accordance with the ABI guidance for achieved profits reporting issued in December 2001. This guidance requires the economic assumptions used for the projection of cash flows to be on an ‘active’ basis, that is primarily based on appropriate government bond returns at each period end. The effects of changed assumptions caused by movements in bond returns are reflected in the profit reported for the year to 31 December 2002.

The active basis is applied to the UK and the US operations, and those countries in Asia where there are well-developed government bond markets (Japan, Korea and US$ denominated business in Hong Kong). Assumptions in other Asian countries continued to be based on an assessment of long-term economic conditions as permitted by the guidance.

In the UK, the risk margin over the risk-free rate has been maintained at 2.6 per cent. In the US the 10 year Treasury bond rate has fallen by 1.2 percentage points, and the risk margin over the 10 year Treasury bond rate has been increased from 2.6 per cent to 3.1 per cent to reflect the recent volatility in JNL’s operating result.

In 2002 use of the active basis and these risk margins has resulted in a reduction in the risk discount rate applied to the UK and US operations from 7.7 per cent to 7.1 per cent and to 7.0 per cent

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respectively, and a reduction in the UK investment return assumption from 7.1 per cent to 6.6 per cent.

In Asia the weighted risk discount rate (determined by weighting each Asian country’s economic assumptions by reference to the achieved profits basis operating results for new business written in 2002) has fallen from 10.1 per cent in 2001 to 9.6 per cent in 2002. The discount rates used vary from 4 per cent to 22 per cent.

The overall impact on the Group achieved profit result for 2002 from the use of the revised economic assumptions compared to those used in the prior year has been to increase new business achieved profit (NBAP) by around £20 million and to reduce the in force operating result by around £110 million. Achieved profits basis shareholders’ funds are around £290 million lower than they would have been under the 2001 assumptions.

Total Achieved Operating Profit
Total achieved operating profit from continuing operations was £1,133 million, up two per cent from £1,114 million in 2001.

Achieved profits basis results

	2002 £m	2001 £m

Total long-term business	1,307	1,346
Development costs for long-term business	(34)	(48)
M&G	71	75
Egg (UK)	35	(76)
Egg (International and other)	(55)	(12)
	(20)	(88)
US broker dealer and fund management	14	16
Other income and expenditure	(189)	(130)

Underlying total operating profit	1,149	1,171
UK re-engineering costs	(16)	(57)

Operating profit from continuing operations	1,133	1,114

This result reflects a 15 per cent improvement in new business achieved profit from £673 million to £774 million offset by reduced in force profit down 21 per cent from £673 million to £533 million.

In addition, results from other continuing operations including development expenses and other shareholders’ income improved from a loss of £175 million in 2001 to a loss of £158 million, principally due to a much-reduced operating loss at Egg and lower development expenses, partially offset by an increase in other shareholders’ expenses. UK re-engineering costs of £16 million compare with £57 million in 2001.

New Business Achieved Profit
Group new business achieved profit from insurance business of £774 million was 15 per cent ahead of prior year, reflecting strong growth in the US and Asia, partially offset by a fall in profit from the UK insurance operations. The growth in new business achieved profit reflects a nine per cent increase in insurance sales on an annual premium equivalent (APE) basis, together with an increase in new business achieved profit margin from 38 per cent to 40 per cent.

UK Insurance Operations’ new business achieved profit of £222 million is nine per cent lower than 2001. This reflects a five per cent fall in APE sales in challenging market conditions and the revised economic assumptions. The new business margin moved from 30 per cent in 2001 to 29 per cent in 2002 and reflects the revised economic assumptions. However on a like-for-like basis, using comparable economic assumptions, margins increased from a restated 28 per cent to 29 per cent in 2002.

Prudential Europe’s new business achieved profit of £11 million is 38 per cent higher than 2001, reflecting a 12 per cent increase in APE sales and higher margins, up from 31 per cent in 2001 to 38 per cent in 2002.

The 40 per cent increase in Jackson’s new business achieved profit to £234 million was driven by a 23 per cent increase in new insurance sales and an increase in new business margin from 35 per cent to 39 per cent. The margin increase primarily reflects an improvement in the fixed annuity spread assumption for new business and the revision to the discount rate.

For JNL, in determining the assumptions for achieved profits basis reporting the level of capital required to support the business (the target surplus) has been taken, as in 2001, to be 200 per cent of the Company Action Level Risk Based Capital, calculated in accordance with the National Association of Insurance Commissioners’ risk-based capital standards for life insurance companies.

Prudential Corporation Asia’s (PCA) new business achieved profit of £307 million is up 20 per cent on 2001 primarily due to strong sales growth across all regions (APE insurance sales up 18 per cent). The new business margin in Asia increased one per cent to 60 per cent reflecting a favourable shift in sales to higher margin linked products. NBAP by product type is now in the ratio of 21 per cent traditional products, 43 per cent unit linked products and 36 per cent accident and health products. The equivalent mix in 2001 was 31 per cent, 38 per cent and 31 per cent.

In Force Achieved Profit
The UK in force profit (excluding re-engineering costs) of £304 million was down 19 per cent on 2001, principally reflecting lower than expected returns from business in force after applying a lower discount rate, a strengthening of persistency assumptions and negative experience variances.

The negative experience variances include persistency variances principally arising from pension transfers and early vestings. The level of surrenders has been restricted through the use of market value adjusters throughout the year, and is attributable to the volatile market conditions, in particular in the second half of the year. This is offset, in part, by the benefit from lower renewal expense assumptions as the benefits of the cost reduction programme come through.

No adjustment has been made to the mortality assumptions following the Continuous Mortality Investigation (CMI) bureau working paper on longevity. Prudential assumes an average 1.84 per cent annual mortality improvement in pricing, against the new CMI suggested mid-point of 1.85 per cent, and reserves on the basis of 2.90 per cent improvement in mortality.

Europe in force profit of £3 million was £3 million higher than 2001, reflecting reduced negative variances.

The US in force profit has decreased significantly from £136 million in 2001 to £17 million in 2002. This is primarily due to defaults and impairments on corporate bonds, which are included within the operating result on a five-year averaged basis. The charge to operating profit has increased from £74 million in

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Financial Review continued

2001 to £133 million in 2002, reflecting the continued poor experience of 2002. The amount charged to operating profit is one-fifth of the gains and losses incurred in the last five years.

Actual losses in 2002 were £289 million. This includes a number of one-off event risks where investment grade bonds fell to below investment grade status almost overnight, for example, WorldCom. The seven largest individual bond losses accounted for 52 per cent of the total gross losses, of which WorldCom was the largest at £82 million. The difference between the full year loss of £289 million and the charge recognised through operating profit of £133 million, an amount of £156 million, is recorded within short-term investment fluctuations.

In recent years the US operations have invested in technology and the development of its systems platform in order to process efficiently higher volumes of business and this has added to its fixed cost base. With lower total policy counts attributable to higher average annuity policy sizes and lower life sales the business is running below capacity, but as the business grows it will be able to take advantage of lower marginal costs. This has been recognised with a revision to the unit expense assumption resulting in a charge of £54 million as previously reported.

Asia in force profit (before development expenses) has increased significantly from £160 million in 2001 to £209 million in 2002 and includes net favourable assumption changes and one-off adjustments of £101 million (2001 £66 million).

PCA actively reviews the assumptions used for achieved profits to ensure that these remain both realistic and in line with actual experience. The 2002 analysis established that death claim rates were significantly and consistently lower than had previously been assumed, particularly in respect of linked business in Singapore where there is now 10 years’ experience of these products. Overall the net effect of these reviews was a favourable assumption change of £42 million.

During 2002 further sub-divisions of long-term funds approved by the regulators allowed the value of shareholders’ interest in certain non-participating policies to be fully recognised for the first time; the one-off impact to achieved profits of this exercise totalled £59 million.

Non-insurance Operations
M&G’s operating profit of £71 million compares to £75 million in 2001. Operating profit, excluding investment income, of £52 million was £2 million higher than 2001, a significant achievement in the context of depressed equity markets, where average market levels as represented by the FTSE All-Share are 17 per cent lower year on year. This increase reflects the benefits of M&G’s diversified revenues, with fixed income and property offsetting the effect of lower equity markets, together with disciplined cost management. The result has also been affected by a £3 million increase in losses from M&G International, which were £15 million in 2002.

A performance fee of £20 million was recognised in the 2002 result (£19 million in 2001) due to the life fund beating its strategic benchmark by 2.3 per cent per annum over the last three years.

Egg’s UK banking operations, having become profitable during the fourth quarter of 2001, generated a profit of £35 million before losses on joint ventures of £5 million, excluding the exceptional profit arising from the sale of 15 per cent of Funds

Direct to Prudential. Egg International recorded a £50 million loss in 2002 including £47 million relating to the investment in the development of Egg’s French business.

National Planning Holdings, the US broker dealer, and PPM America, the US fund manager, together delivered profits of £14 million, down from £16 million in 2001.

Development expenses (excluding Asia regional head office expenses) were down from £48 million to £34 million, and comprised £26 million for Asia and £8 million for Europe. The Asian development costs included £20 million in relation to the development of the Japanese business.

Other net expenditure increased by £59 million to £189 million. This included a £24 million write-down of the Group’s 15.3 per cent interest in Life Assurance Holding Corporation Ltd in 2002 compared with a positive revaluation of £12 million in 2001. In addition, funding costs have increased by £12 million over 2001.

Achieved Profits – Result Before Tax
The result before tax and minority interests was a loss of £483 million compared to a loss of £455 million in 2001.

The loss in 2002 principally reflects the negative adjustment for short-term fluctuations in investment returns of £1,406 million, including £1,019 million in relation to the UK, £440 million in relation to JNL and positive £66 million in relation to Asia.

The UK component reflects the difference between an actual investment return from the Prudential Assurance’s main with-profits fund of negative 8.1 per cent and the long-term assumed return of positive 6.6 per cent.

The US component primarily includes £156 million reflecting the full charge for bond write-downs and impairments incurred in 2002 to the extent that it is not included in operating profit, a £128 million negative variance against long-term investment returns for equity investments, including private equity holdings, and £145 million primarily in relation to changed expectations of future profitability on variable annuity business in force arising from adverse current year equity returns. This arises due to equity market returns in the year being lower than the assumed long-term rate. This gives rise to lower than expected year-end values of variable annuity assets under management with a resulting effect on the level of future account values and hence future profitability.

The Asia component is principally due to the appreciation in the value of bonds.

Adverse economic assumption changes of £467 million also contributed to the loss and include the effect of the changed assumptions on the active basis mentioned earlier, together with changes to long-term economic assumptions in Asia and the US. In the US, this includes a revised economic assumption in respect of the variable annuity long-term return from eight per cent to seven per cent, including the associated guaranteed minimum death benefits (GMDB) effect. The Asian economic assumption change principally relates to changes in investment return assumptions.

Amortisation of goodwill was £98 million against £95 million in 2001.

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The result also includes £355 million profit arising from the sale of the General Insurance operations as previously reported in the interim statement.

Achieved Profits – Result After Tax
The result after tax and minority interests was a loss of £145 million after reflecting a tax credit of £329 million and minority interests of £9 million. The effective tax rate at an operating profit level was 25 per cent, down from 31 per cent in 2001, primarily due to lower effective tax rates for JNL and Asia, partially offset by tax rate movements on other non-long-term operations. The JNL rate is lower than in 2001 due to the combined effect of operating assumption changes for expenses, capital charge effects and an exceptional tax credit.

The effective tax relief rate at a total achieved profit level was 68 per cent on a loss of £483 million, primarily due to tax payable on the profit on disposal of UK general business operations being relieved against capital losses available to the Group. The effective tax rate at a total achieved profit level in 2001 was 47 per cent.

Modified Statutory Basis Results – Operating Profit
Reference to operating profit relates to profit including investment returns at the expected long-term rate of return but excludes amortisation of goodwill, exceptional items and short-term fluctuations in investment returns.

Group operating profit from continuing operations on the modified statutory basis (MSB) of £432 million was £118 million lower than 2001.

UK Insurance Operations’ operating profit (before re-engineering costs) in 2002 was £368 million, £67 million below 2001. This included a reduction of £99 million in the shareholder transfer arising from lower with-profits bonus rates, partially offset by the impact of higher claims.

The US operations result, which is based on US GAAP subject to adjustments, of £153 million was £145 million worse than prior year. This fall principally reflects increases in both the amortisation of deferred acquisition costs (DAC amortisation), costs in respect of the provision of guaranteed minimum death benefits (GMDB), and a £121 million charge in relation to averaged realised gains and losses on bonds. Spread income was higher than 2001 by £29 million, and reflects the benefit from reductions in crediting rates on the in force fixed annuity and life book.

With respect to the methodology for GMDB provisioning, JNL have implemented early the draft guidance in the US prescribed by the AICPA in their 31 July 2002 draft statement of position: ‘Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts.’ GMDB provisions were reviewed at the year end resulting in a total charge, including payments during the year, of £43 million.

The increase in DAC amortisation of £106 million includes an increase of £85 million in respect of variable annuity (VA) products and £16 million in respect of equity-linked indexed annuities. A consequence of the review of GMDB provisions and the resulting strengthening has been a reduction in the expected future gross profits from variable annuity products, which has itself resulted in a higher level of VA DAC amortisation.

When calculating the DAC amortisation the long-term return on variable annuity business is assumed to be 8.4 per cent, gross of investment management and mortality and expense charges. This assumption is implemented through use of a mean reversion methodology. If the mean reversion was eliminated as of 31 December 2002, so that the long-term return on separate account business was assumed to be 8.4 per cent per annum in all future years, DAC values would be reduced by approximately £32 million. Should these assumptions not be met in future periods a further increase in VA DAC amortisation may be required.

Prudential Asia’s operating profit before development expenses was £88 million (£44 million in 2001). This includes an £8 million gain arising from the reorganisation of long-term funds approved by the regulators which allowed the value of the shareholders’ interest in certain non-participating policies to be recognised for the first time. This result is after the significant investment that has occurred in 2002, as PCA builds high-quality customer-focused distribution channels in Japan and Korea. Further significant investment is planned for 2003. The Group’s more established operations in Singapore, Hong Kong and Malaysia reported further growth in statutory profits, up 43 per cent to £79 million.

Modified Statutory Basis Results – Profit Before Tax
MSB profit before tax and minority interests was £484 million in 2002, compared to £385 million in 2001. This increase is due to an improvement in the negative adjustment for short-term fluctuations in investment returns of £275 million, together with £355 million of profit relating to the disposal of the UK General Insurance operations. This was partly offset by lower operating profit and the inclusion of the American General break fee of £338 million in 2001.

Amortisation of goodwill was £98 million against £95 million in 2001.

Within the improvement in the negative adjustment for short-term fluctuations the US result has improved from a loss of £368 million in 2001 to a loss of £258 million. The short-term fluctuations in Asia principally reflect the five-year averaging impact of an appreciation in bond values. In addition, the 2001 Group result included a £95 million loss, primarily in respect of the General Insurance operations.

Modified Statutory Basis Results – Profit After Tax
MSB profit after tax and minority interests was £449 million, including a tax charge of £44 million. The effective rate of tax on MSB total profit in 2002 was 9.1 per cent primarily due to tax payable on the profit on disposal of the UK general insurance operations being relieved against capital losses available to the Group.

Earnings Per Share
Earnings per share, based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill, were up 0.9 pence to 42.8 pence. Earnings per share, based on MSB operating profit after tax and related minority interests but before amortisation of goodwill, were down 7.5 pence to 15.8 pence.

Basic earnings per share, based on achieved profits basis loss for the year after minority interests, was a loss of 7.3 pence compared with a loss of 11.0 pence, in 2001. Basic earnings per share, based on MSB profit for the year after minority interests, was 22.6 pence, up 2.9 pence.

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Financial Review continued

Dividend Per Share
The final dividend per share is 17.1 pence, resulting in a full year dividend growth of 2.4 per cent to 26.0 pence.

Cash Flow
The table below shows the Group holding company cash flow. This is a revised presentation from previous years, which was in the form of a funds flow statement. Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required for the financial statements.

	2002	2001
	£m	£m

Cash remitted to Group:
UK life fund transfer (in respect of earlier
bonus declarations)	324	307
Cash remitted by business units	212	154

	536	461
Interest	(124)	(103)
Dividends	(509)	(494)

	(97)	(136)
Tax received	59	(29)
Equity (scrip dividends and share options)	40	42
Corporate activities	543	283

	545	160
Capital invested in business units:
JNL	(321)	(69)
Other business units	(354)	(512)

Holding company cash flow post dividends	(130)	(421)

Financing required	130	421

The Group received £536 million in cash remittances from business units in 2002 (2001 £461 million) comprising the shareholders’ statutory UK life fund transfer relating to earlier bonus declarations, together with dividend and interest from subsidiaries. After dividends and interest paid, there was a net outflow of £97 million (2001 £136 million net outflow). The Group also received £543 million from corporate activities (2001 £283 million) including cash proceeds arising from the sale of the General Insurance business and exceptional tax receipts. Together with the proceeds of equity issuance and Group relief, this gave rise to a total net surplus of £545 million (2001 £160 million). In September 2002 the Group provided JNL with £321 million of capital to support high volumes of fixed annuity writings and to replace capital consumed by bond losses and impairments. This follows £69 million provided in 2001. During 2002 the Group invested £354 million (2001 £512 million), primarily in its shareholder-backed business in the UK and in Asia, including for the development of the Japanese business. In aggregate this gave rise to a financing requirement of £130 million (2001 £421 million) which was satisfied through an increase in core debt.

Funds Under Management
Insurance and investment funds under management at 31 December 2002 totalled £155 billion, compared to £163 billion at the end of 2001. This reduction is mainly due to a fall in the market value of investments which more than offset the net sales achieved during the year. The total includes £131 billion of Group investments under management and £24 billion of external funds under management.

Financial Strength of Insurance Operations
United Kingdom
A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. On a comparable basis to 2001 the free asset (or Form 9) ratio of the Prudential Assurance Company (PAC) long-term fund was approximately 8.4 per cent at the end of 2002, compared with 12.2 per cent at 31 December 2001. The reduction during the year principally reflects the significant fall in equity markets around the world, together with lower bond yields and price earnings ratios. At the end of 2002 a reorganisation of the life funds saw the transfer of the Scottish Amicable Life (SAL) linked fund into the PAC long-term fund. The impact of this transfer further reduces the PAC free asset ratio to 8 per cent.

The valuation has been prepared on a conservative basis in accordance with the FSA valuation rules, and without use of implicit items. No allowance has been taken for the present value of future profits. The PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £74 million which were transferred from SAL under the reorganisation mentioned above. On the ‘realistic’ basis for solvency the fund is very strong.

Solvency requirements in the UK include the establishment of a resilience reserve which makes prudent allowance for potential future movements in investment values. As at 31 December 2002, the overall liability was determined based on the following resilience scenario:

•	a fall in equity values of 14 per cent;

•	a fall in property values of 15 per cent;

•	the worst of a rise in bond values of 3 per cent and a fall in bond values of 13 per cent.

The long-term funds remain well capitalised and the PAC long-term fund is rated AA+ by Standard & Poor’s and Aa1 by Moody’s.

The table below shows the change in the investment mix of Prudential’s main with-profits fund:

	31 Dec

	1998	2001	2002
	%	%	%

UK equities	59	39	32
International equities	13	14	13
Bonds	12	28	33
Cash and other asset classes	5	4	4
Property	11	15	18

Total	100	100	100

For the UK main with-profits fund 88 per cent of the fixed securities investments are investment grade with 30 per cent rated AA or above. For Prudential Annuities Limited 97 per cent of the fixed securities investments are investment grade with 40 per cent rated AA or above. For Prudential Retirement Income Limited 100 per cent of total assets are investment grade with 59 per cent rated AA or above.

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With-profits contracts are long-term contracts with relatively low guaranteed amounts, the nature of which permits Prudential to invest primarily in equities and real estate. However, over the period from 1999 to mid-2001 the UK with-profits fund reduced its exposure to equities. There was also a re-weighting within equities out of the UK and into overseas equities. This change in asset mix reflected our view that equity valuations were high and that other assets, particularly corporate bonds, were relatively attractive. The change within equities improved diversification and reduced expected fund volatility. The change in asset mix in recent years has had a substantial beneficial impact on investment returns. The broad asset mix will continue to be reviewed as the economic environment and market valuations change. The fall in the proportion of investments held in equities in 2002 compared to 2001 reflects the decline in value of the holdings during the year.

The investment return on the Prudential main with-profits fund was negative 8.1 per cent in the year to 31 December 2002 compared with the falls in the FTSE 100 and the FTSE All-Share of 24.5 per cent and 25.0 per cent respectively over the same period.

Jackson National Life
The capital adequacy position of Jackson National Life remains strong, with a risk-based capital ratio more than three times the NAIC Company Action Level Risk Based Capital. As a core business to the Group, JNL’s financial strength is rated AA by Standard & Poor’s.

JNL’s invested asset mix on a US regulatory basis (including Jackson National Life of New York and excluding policy loans and reverse repo leverage) is as follows:

	2000	2001	2002
	%	%	%

Bonds:
Investment Grade Public	53	58	60
Investment Grade Private	21	22	20
Non Investment Grade Public	5	3	4
Non Investment Grade Private	5	3	3
Commercial Mortgages	11	9	8
Private equities and real estate	3	3	3
Equities, cash and other assets	2	2	2

Asia
Solvency levels have been maintained at local regulatory levels by the insurance operations in Asia. Across the region less than 20 per cent of non-linked funds are invested in equities. The balance is principally invested in fixed income securities.

Inherited Estate
In order to support our with-profits business, we hold a substantial amount of working capital in PAC’s long-term fund. Without such working capital, we could not provide the benefits associated with smoothing and guarantees, or have investment freedom for the main with-profits fund’s assets, for the benefit of both policyholders and shareholders.

To meet our obligations to existing policyholders, we expect to have to pay out over time assets equal to policyholders’ accumulated ‘asset shares’ plus any additional payments that may be required, by way of smoothing or to meet guarantees. The balance at any time of the main with-profits fund, which is not expected to be paid out to the current generation of with-profits policyholders as claim values, represents the major part of Prudential Assurance’s working capital and is called the ‘inherited estate’.

To ensure that policyholders’ benefits are secure, we are required by regulations to hold a substantial amount of capital in our long-term fund, so that we can demonstrate at all times that the fund is solvent and able to meet its obligations to all policyholders. The inherited estate provides most of this solvency capital.

In addition, we can use the inherited estate to absorb the costs of significant events, such as fundamental strategic change in our long-term business and, to the extent that the UK regulator is content, the cost of providing redress for past pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities including acquisitions.

The size of the inherited estate, by its nature as working capital, fluctuates from year to year depending on investment returns, and the extent to which the capital is required to meet smoothing costs, guarantees and any other unforeseen events. We estimate that at 31 December 2002, the inherited estate, after taking into account pension mis-selling costs and anticipated costs of fundamental strategic change, is around £5 billion.

In the normal course of events the inherited estate is required to support the in force business, so neither policyholders nor shareholders can have any expectation that they will receive any distribution of the inherited estate, other than through the normal process of smoothing and meeting guarantees in adverse investment conditions.

However, we believe that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, we have been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the Financial Services Authority (FSA) to this end. We have not considered or discussed any actual distribution as our current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions, the amount and timing of any re-attribution of the estate remains very uncertain.

Conduct of Business
The FSA has required all UK life insurance companies to review their potential cases of pensions mis-selling and pay compensation to policyholders where necessary. The Group has met the FSA target for completion of Phase I and II of the pensions mis-selling review, within the provisions that were established in the long-term fund in 2000.

The 2001 result included a provision of £25 million charged to shareholders’ funds in respect of the possible mis-selling of mortgage endowments for policies sold subsequent to the acquisition of Scottish Amicable in 1997. In March 2003 the FSA fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether

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Financial Review continued

a customer was prepared to take a risk that their mortgage might not be repaid at the end of the term. The costs of this fine and policyholder redress will be met from this provision. No further provision was required in 2002. No provision is required in respect of mortgage endowments sold by PAC.

Shareholders’ Funds
On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 31 December 2002 were £7.2 billion, a decrease of £954 million from 31 December 2001. The decrease principally reflects short-term fluctuations in investment returns, together with dividends declared, the effect of changes in economic assumptions and adverse foreign exchange movements, offset by operating profits of £1,133 million and profit on business disposals of £355 million.

Statutory basis shareholders’ funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, were £282 million lower at £3.7 billion.

Shareholders’ Borrowings and Financial Flexibility
As a result of the holding company’s net funds outflow of £130 million and exchange translation gains of £37 million, net core borrowings at 31 December 2002 were £2,226 million, compared to £2,133 million at 31 December 2001.

After adjusting for holding company cash and short-term investments of £226 million, core structural borrowings of shareholder financed operations at the end of 2002 totalled £2,452 million, compared with £2,152 million at the end of 2001. This increase was funded by the issue of short-term commercial paper. Borrowings at the end of 2002 included £1,686 million at fixed rates of interest with maturity dates ranging from 2005 to 2031, as set out in note 31 on page 80 of the consolidated financial statements. Of these borrowings £310 million were denominated in US dollars, partially to hedge the currency exposure arising from our investment in Jackson National Life. During 2002 the euro-denominated fixed rate notes issued in 2001 were swapped into floating rate pounds sterling borrowings of £305 million (net of £4 million issue costs). Core borrowings also included £420 million short-term commercial paper (of which £334 million was denominated in US dollars) and £41 million floating rate loan notes.

Prudential has in place an unlimited global commercial paper programme. At 31 December 2002 commercial paper of £1,632 million has been issued under this programme. In addition, the holding company has access to £1,200 million committed revolving credit facilities provided by 12 major international banks. These facilities have not been drawn on during the year. The commercial paper programme and the committed revolving credit facilities are available for general corporate purposes and to support the liquidity needs of the parent company.

Other than for Egg plc, which is responsible for its own financing, the Group is financed centrally. The Group’s core debt is managed to be within a target level consistent with an AA debt rating. At 31 December 2002, the gearing ratio, including hybrid debt, was 23.6 per cent compared with 20.7 per cent at 31 December 2001. Excluding hybrid debt, the gearing ratio was 14.2 per cent. Although net core debt only increased by £93 million during 2002 (after exchange movements of £37 million) the achieved profits basis shareholders’ funds fell by 12 per cent driven by equity market falls and exchange movements.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential senior debt is rated AA- and A2 from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

Based on achieved operating profits from continuing operations and interest payable on core structural borrowings, interest cover is 9.7 times in 2002 compared to 10.4 times in 2001.

Treasury Policy
The Group operates a central treasury function, which has overall responsibility for managing its capital funding programme as well as its central cash and liquidity positions.

The aim of Prudential’s capital funding programme, which includes the European Medium Term Note programme together with an unlimited commercial paper programme, is to maintain a strong and flexible funding capacity.

In the United Kingdom and Asia, Prudential uses derivatives to reduce equity risk, interest rate and currency exposures, and to facilitate efficient investment management. In the United States, JNL uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management and to match liabilities under equity-indexed policies.

It is Prudential’s policy that all free-standing derivatives are used to hedge exposures or facilitate efficient portfolio management. Amounts at risk are covered by cash or by corresponding assets.

The Group transacts business in sterling and US dollars and various currencies in Asia. The currency exposure relating to the translation of reported earnings is not separately managed although its impact is reduced by interest payments on foreign currency borrowings and by the use of average exchange rates for the translation of foreign currency revenues.

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Asset and Liability Management
Prudential manages its assets and liabilities locally, in accordance with local regulatory requirements and reflecting the differing types of liabilities Prudential has in each business. As a result of the diversity of products Prudential offers and the different regulatory environments in which it operates, Prudential employs different methods of asset/liability management. Most of Prudential’s methods fall into two major categories: cash flow analysis under a range of scenarios by JNL for interest-sensitive business and stochastic modelling/scenario testing for the UK long-term fund.

Defined Benefit Pension Schemes
Defined benefit pension schemes are generally required to be actuarially valued every three years to assess the appropriate level of funding for schemes having regard to their commitments. These valuations include assessment of the likely rates of return on the assets held within the separate trustee administered funds.

The Group’s principal defined benefit scheme is the Prudential Staff Pension Scheme (PSPS) in the UK. This was last actuarially valued on 5 April 2002 and this valuation demonstrated the scheme to be 110 per cent funded, with an excess of actuarially determined assets over liabilities of 10 per cent, representing a fund surplus of £376 million. As a result no change in employers’ contributions from the current 12.5 per cent of salaries was required. The position is not believed to be significantly different at 31 December 2002.

As permitted under FRS 17 ‘Retirement Benefits’, Prudential has continued to adopt the requirements of SSAP 24 in the reported profit and loss account and balance sheet of the Group. Details of the financial reporting effect are shown in note 19.

FRS 17, ‘Retirement Benefits’, was issued in November 2000. The Accounting Standards Board has issued proposals to defer the mandatory full adoption date of the standard until 2005. If implemented in full, the standard would require that companies include the whole of any pension surplus or deficit of defined benefit schemes in their balance sheets and would change the way in which pension surpluses and deficits are reported. In particular, it would require assets of the scheme to be valued at their market value at the company’s year end, while pension liabilities would be required to be discounted at a rate consistent with the current rate of return on a high-quality corporate bond.

With the very different bases of measurement under FRS 17 the financial reporting effect is considerably different from that shown under the long-standing methodologies under triennial actuarial valuation. Prudential has met the disclosure requirements of FRS 17 by way of note 19 on the financial statements. For 2002, FRS 17 requires that Prudential disclose details of the movement on the FRS 17 basis surpluses and deficits of the defined benefit schemes. In summary, if FRS 17 had been fully implemented for 2002 a £1 million shareholder charge (after tax) in the profit and loss account, and a shareholder charge of £193 million (after tax) in the statement of total recognised gains and losses would have been reported.

In addition, for those schemes such as PSPS, which hold a significant proportion of their assets in equity investments, the difference between FRS 17 basis assets and liabilities can be highly volatile.

Surpluses and deficits on the Group’s defined benefit schemes are attributable to the PAC life fund and shareholders’ funds depending on the activity of the personnel involved. Such attribution is necessary to properly reflect the allocation of the economic interests in and exposures to the schemes’ financial position. At 31 December 2001 there were FRS 17 basis pension scheme assets attributable to the PAC life fund and shareholders’ funds of £392 million and £101 million respectively. At 31 December 2002 there were FRS 17 basis pension scheme liabilities attributable to the PAC life fund and shareholders’ funds of £380 million and £85 million respectively. These changes are due mostly to the fall in equity markets throughout 2002.

On the achieved profits basis the shareholders’ interest in the net pension scheme liability is less than two per cent of achieved profits basis shareholders’ funds.

Accounting Policies
There has been no significant change in accounting policies required for the preparation of the 2002 results. Prudential adopted in the 2001 accounts the requirements of FRS 19 on deferred tax and with which mandatory compliance was required by 2002.

International Accounting Standards
The European Union requires that all European insurers prepare their financial statements using standards issued by the International Accounting Standards Board (IASB) by 2005. Anticipating the likely effects of IAS presents difficulties for insurers. First, because the IASB’s proposed standard on Insurance Contracts will not be implemented until at least 2007, and second because the IASB’s definition of an insurance contract means that some products written by life insurers that do not transfer significant insurance risk are likely to be accounted for as financial instruments.

The IASB intends to issue ‘Phase 1’ interim guidance for accounting for insurance contracts for use in reporting from 2005. This is expected to include guidance on accounting for insurance contracts within the scope of IAS 32 and IAS 39, which deal with financial instruments, but which do not provide guidance on how to account for products written by life insurers; together with interim guidance on accounting for other insurance contracts.

The eventual standard for insurance contracts that will be issued under ‘Phase 2’ to supersede the interim guidance is expected to be based on an ‘asset and liability’ model with insurance liabilities likely to be measured at a ‘fair value’. The IASB is far from completing the standard, with the result that it is not possible to estimate its impact on Prudential’s statutory results and balance sheet. The standard will require substantial ‘field testing’ before it can be considered to be reliable. In addition, the performance reporting implications have yet to be considered.

However, it is likely that the valuation of an insurance contract on the IASB’s interpretation of a ‘fair value’ basis is unlikely to be comparable to that calculated on the achieved profits basis which the UK industry uses for supplementary reporting, due to significant differences in methodology and the extent of inclusion of projected cash flows on the contracts. As a result it is likely that the industry will continue to publish achieved profits results, in line with the Association of British Insurers’ guidance,

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Financial Review continued

as supplementary information. In broad terms the achieved profits basis applies long-standing actuarial techniques under which all projected cash flows on contracts in force are valued.

Developments in Regulatory Solvency Requirements
The Integrated Prudential Sourcebook (PSB) will be introduced by the FSA for UK insurance companies in 2004. This will introduce the requirement for realistic solvency reporting, through the introduction of risk-based capital approaches allowing for the use of internal capital adequacy models for solvency assessments. The PSB will also pave the way towards a more realistic valuation of liabilities. In the meantime the FSA has announced that it will permit life companies to apply for a waiver from existing solvency requirements if they can demonstrate that they have adequate models for realistic capital reporting.

In addition, the EU is reviewing further solvency requirements (the Solvency II project), for which the intention is to ensure policyholder protection through establishing solvency requirements better matched to the true risks of the business, taking into account developments in non-traditional methods of risk control such as alternative risk transfer products, asset liability management and the use of derivatives. A key aim is to provide transparency and comparability, thus ensuring a level playing field. As with the PSB, a risk-based capital approach and the use of internal models is expected to be introduced under Solvency II.

The EU Financial Conglomerates Directive is expected to be implemented in 2005 following the implementation of the Insurance Groups Directive in 2001. The directives take an aggregate view of the capitalisation of a financial services group’s shareholder-owned businesses. The manner of implementation of these directives may lead to Prudential being required to maintain higher levels of capital than realistically required to support some of its businesses. An inconsistent application of these directives by regulators in different EU jurisdictions may place Prudential at a competitive disadvantage to other European financial services groups. In the medium term the expected adoption of realistic reserving bases as part of both the PSB and the Solvency II project, the principle of which Prudential strongly supports, should reduce these inconsistencies in application.

Procurement
During the year, procurement activity focused on securing significant cost reductions, and ensuring appropriate contractual cover for third party expenditure. A number of initiatives were undertaken to capture the synergies, on common spend areas, across the Group. Prudential has also worked closely with 48 suppliers, as part of its Environmental Supply programme, to improve their environmental impacts.

Risk Management
A significant part of the Group’s business involves the acceptance and management of risk. The Group’s risk management model requires the primary responsibility for risk management at an operational level to rest with business unit chief executives. The second line of defence of risk comprises oversight functions reporting to the Group Chief Executive together with business unit risk functions and risk management committees. The third line of defence comprises independent assurance from Internal Audit reporting to business unit and group audit committees.

The Group operates a group risk framework for the identification, prioritisation, management and reporting through the year of the key risks by business units. This process is reviewed regularly by the Board. Controls applicable across the Group are set out in a Corporate Governance Manual.

Asset and liability management is operated by business units locally, reflecting the specific liabilities in each business. The respective responsibilities for investment strategy, compliance and performance are clearly defined. Controls, incorporating procedures and authority levels, are in place governing investment dealing and settlement, including the use of derivatives.

The Group operates a comprehensive planning process. The Board receives regular reports on the performance of the Group against plan with frequent financial projections.

The insurance operations of the Group all prepare a financial condition report which is reported on to the Board who receive regular reports from the Group Finance Director on the financial position of the Group.

UK Products and Drivers of Profit
In common with other UK long-term insurance companies, Prudential’s products are structured as either with-profits (or participating) products or non-participating products, including unit-linked products. Depending upon the structure, the level of shareholders’ interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits fund and can be single premium (for example, Prudence Bond) or regular premium (for example, certain corporate pension products). Prudential’s primary with-profits fund is part of Prudential Assurance Company’s (PAC) long-term fund. The return to shareholders on with-profits products is in the form of a statutory transfer to PAC shareholders’ funds which is analogous to a dividend from PAC’s long-term fund and is dependent upon the bonuses credited or declared on policies in that year. Prudential’s with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits fund as bonus additions to their policies and shareholders receive 10 per cent as a statutory transfer.

In 2002, profits distributed from Prudential’s main with-profits fund amounted to £2.7 billion, of which £2.45 billion (90 per cent) was added to policies as bonuses, and £273 million (10 per cent) is available for distribution to shareholders.

The majority of Prudential branded non-participating business is written in PAC’s long-term fund or by subsidiaries owned by the fund. Prudential’s principal non-participating business is Prudential Annuities Limited, which is wholly owned by PAC’s long-term fund. The profits from this business accrue to the long-term fund. In 2001, Prudential started to write certain annuity business through Prudential Retirement Income Limited (PRIL), from which the profits are attributed solely to shareholders.

US Retail Products and Drivers of Profit
Jackson National Life’s (JNL’s) principal retail savings products are savings products sold as single premium fixed, variable or equity-linked indexed deferred annuities.

Interest-sensitive fixed annuities are products which allow for tax-deferred accumulation of funds, with flexible payout options. They are used for retirement planning and for providing income in retirement. The policyholder pays JNL a single premium, which

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is credited to the policyholder’s account. Periodically, interest is credited to the policyholder’s account and administrative charges are deducted, as appropriate. JNL may reset the interest rate on each policy anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, JNL either pays the policyholder the amount in the policyholder account or begins making payments to the policyholder in the form of an immediate annuity product. This latter product is similar to a UK annuity in payment. Fixed annuity policies provide for early surrender charges for the first seven to nine years of the policy. In addition, the policy may be subject to a market value adjustment at the time of early surrender. JNL’s profits on fixed annuities arise primarily from the spread between the return it earns on investments and the interest credited to the policyholder’s account (net of any surrender charges or market value adjustment) less management expenses.

Equity-linked indexed annuities are deferred annuities that enable policyholders to obtain a portion of an equity-linked return but provide a guaranteed minimum return. JNL guarantees an annual minimum interest rate of three per cent, but actual earnings may be higher and are based on a participation in an equity index over its indexed option period. JNL’s profit arises from the difference between a) the premiums received plus the associated investment income and b) the combined cost of expenses (general expenses, costs of purchasing fixed interest securities and options) and the policyholder’s account value (which is subject to the minimum guarantee).

Variable annuities are tax advantaged deferred annuities where the rate of return depends upon the performance of the underlying portfolio, similar in principle to UK unit-linked products. They are used for retirement planning and to provide income in retirement. The policyholder’s premiums are held apart from other assets, in a ‘separate’ account, which is analogous to a unit-linked fund. The policyholder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or to guaranteed fixed-rate options. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investment. Variable annuity policies provide for early surrender charges. In most cases, variable annuities also offer various types of death benefits, some of which are elective, guaranteeing that on death the policyholder receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the policy, or as the original premium accumulated at a fixed rate of interest. JNL earns fee income on the underlying investment, earns profits from the spread between what it earns on investments in fixed rate accounts and the interest credited, and premium income for certain additional performance guarantees in the contract.

Asia Retail Products and Drivers of Profit
The life insurance products offered by Prudential in Asia include a range of with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. Prudential also offers health, disablement, critical illness and accident covers to supplement its core life products.

Prudential’s business in Asia is focused on regular premium products that provide both savings and protection benefits. In 2002, the new business achieved profit mix was 43 per cent unit-linked, 21 per cent non-linked and 36 per cent Accident and Health products.

Unit-linked products combine savings with protection and the cash value of the policy depends on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market related parameters. Accident and Health (A&H) products provide mortality or morbidity benefits and include health, disablement, critical illness and accident covers. A&H products are commonly offered as supplements to main life policies but can also be sold separately.

The profits from participating policies are shared between the policyholder and insurer (typically in a 90:10 ratio) in the same way as with-profits business in the UK. Under unit-linked products the profits that arise from managing the policy, its investments and the insurance risk accrue entirely to shareholders, with investment gains accruing to the policyholder within the underlying unitised fund. The profits from non-participating products consist of any surplus remaining after paying the defined policy benefits. All the profits from A&H products accrue to shareholders.

Unit-linked products tend to have higher profits on the achieved profits basis of reporting than traditional non-linked products as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2002 PCA offered unit-linked products in nine of the 12 countries in Asia in which it operates.

In addition to the life products described above, Prudential offers mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong and Korea, allowing customers to participate in debt, equity and money market investments. PCA earns a fee based on assets under management.

Achieved Profits Reporting
Prudential’s results are prepared on two bases of accounting, achieved profits basis and modified statutory basis (MSB). Over the life of any given product, the total profit recognised will be the same under either the MSB or the achieved profits basis. However, the two methods recognise the emergence of that profit differently, with profits emerging earlier under the achieved profits basis than under MSB. This section explains how the two bases are calculated and why they are used.

Prudential’s primary financial statements are prepared in accordance with the modified statutory basis (MSB) of reporting of long-term business. This is in accordance with the Statement of Recommended Practice issued by the Association of British Insurers (ABI) in December 1998. In broad terms, MSB profits for long-term business reflect the aggregate of statutory transfers from with-profit funds and profits on a traditional deferred and matching approach for other long-term business. Consequently, in addition to determining the Group’s statutory profit and reserves it informs the Board in determining the Group’s dividend policy.

However, the products sold by the insurance industry are by their nature long-term, as it commits to service the products for many years into the future. In some cases policies require customers to continue to pay further premiums in the future. Profit on such sales is generated over a significant number of years.

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Financial Review continued

Since 1997 Prudential and the other major UK quoted groups have additionally adopted the achieved profits basis, as a supplementary accounting measure in order to give a better reflection of the value attaching to long-term insurance business contracts. Achieved profits basis financial statements are prepared under guidance issued by the ABI in December 2001.

Insurance companies in many countries use comparable bases of accounting for management purposes. We believe that the achieved profits basis provides useful information for shareholders. The principle of achieved profits basis accounting is that it reports the total amount of the cash earnings, in present value terms, that are expected to emerge over time from business already sold and still in force making full allowance for the risks attached to these future cash flows. In determining these expected cash earnings Prudential takes account of recent experience in assessing likely persistency, mortality and expenses. Economic assumptions as to future investment returns and inflation are based on market data.

The achieved profits method provides a good indicator of the value being added by today’s management in a given accounting period and demonstrates whether shareholder capital is being deployed to best effect. In contrast, for many types of contract, the MSB result does not reflect the long-term benefit that will arise in the future from current management initiatives and capital expenditure in the year under review, focusing instead on the amounts accruing to shareholders in the current year only, from business already in force.

The achieved profits basis is a value based method of reporting in that it reflects the change in value of the business. The results on the achieved profits basis can be used to demonstrate the underlying development of the business.

Shareholders’ funds on an achieved profits basis at a given point in time represent, in present value terms, the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth of the company. The results can be presented in a way that provides details to management and shareholders of the change in value during the reporting period.

The change in this value can be analysed as shown in the achieved profits basis shareholders’ funds chart. This takes account of: the value added from new business sold during the year; the change in value from existing business already in place (in force) at the start of the year; short-term fluctuations in investment returns and economic assumption changes; other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and dividends.

The value added from new business (being the present value of the cash flows arising from new business written in the year) is a key metric used in the management of the business. The change in value of business in force in the year demonstrates how the existing book is being managed.

Achieved profits basis results are prepared by first making assumptions about a number of factors including levels of

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future investment return, expenses, surrender levels and mortality. These best estimate assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined using the actual yield on long-term government bonds plus a risk margin. The projected future cash flows are prepared on a single set of assumptions and the actual outcome may be different from that projected. Where the actual outcome is different, this will be reflected in the ‘experience variances’ for that year.

The total profit that emerges over time from an individual contract as calculated using the achieved profits basis is the same as that calculated under the modified statutory basis. However, since the achieved profits basis reflects discounted future cash flows under this methodology the profit emergence is advanced; thereby linking more closely to the consequences of current management actions and the risks and benefits from business sold in the year.

The assumptions used for achieved profits basis accounting are set out in the notes that accompany the supplementary achieved profits basis accounts on page 92. An indication of the sensitivity of the result to changes in the key assumptions of discount rate and investment return is also provided on page 100.

The achieved profits basis can be illustrated by considering a theoretical individual contract. Using assumptions for the drivers of future income and expenditure (including levels of future investment return, expenses, surrender levels and mortality) a profile of future cash flows can be estimated. These cash flows are then discounted back to the point of sale to give a new business profit.

The achieved profits basis profits emerging in a given accounting period will comprise the unwinding of the discount (which arises from discounting future cash flows for one fewer period) and the profit or loss arising from any difference between the actual cash flow and the cash flow, which had been assumed in the accounting period under review.

Set out (top right) is a profit profile for a typical with-profits product, for illustration purposes only. The pattern of the profit emergence varies by product.

The different timing of profit recognition under the two bases is also shown (bottom right), which demonstrates the cumulative level of profit recognition for the yearly profits shown in the previous chart. It shows that under the achieved profits basis profits emerge earlier, but over time, the total profit is the same under both bases. These charts are purely illustrative of the general features of the different reporting bases.

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Corporate Responsibility Review

Our Group Code of Conduct lays down the principles of corporate responsibility (CR) at Prudential and provides the basis for our forward planning. Corporate actions have a profound impact on how we are viewed by customers, employees, shareholders, communities, government and others. We believe that having a sound reputation for behaving responsibly provides a strong basis for growth and will enhance our financial success over the long term.

In 2002, we extended measures to ensure that CR is fully integrated across the Company in each of our markets and is overseen at the highest level. We have:

•	Established a governance structure, which includes a new company-wide CR Policy Group (CRPG), reporting to our Group Finance Director on strategic issues.

•	Reinforced our commitment to CR through the introduction of a new Group CR policy.

Marketplace
While we sell different products in each of our markets, we are fundamentally dealing with the universal need for financial security. We aim to help consumers become better informed about financial matters so that they can manage their financial affairs more effectively. Our work in this area includes our ‘Plan from the Pru’ in the UK, which provides a simple, impartial step-by-step guide to planning finances.

The savings gap in the UK is estimated by the Association of British Insurers to be as much as £27 billion. Our Plan aims to provide people with access to the information they need to allow them to think about and address their own savings gap. It includes providing them with information about a number of products which are not provided by Prudential. It is supported by a free telephone number so that customers can discuss their individual needs with staff who have been specially trained in clear communications.

Workplace
Recruitment, retention and development of the best people is critical to a business such as ours, in order to maintain standards of service and our competitive advantage. Our business units produce and implement local plans in support of this, reflecting overall Group policy in areas such as employee learning and diversity.

•	In Asia, PruUniversity continues to offer courses to employees and agents that develop their skills and knowledge in areas essential to their current roles as well as the future needs of the financial services industry. In 2002 this programme was extended to our agents in Malaysia.

•	In the US, JNL helps to meet the costs of continuing education opportunities for staff, in addition to providing a range of training options including courses delivered via computer technology.

•	In the UK, the ‘You Choose’ programme enables employees to create their individual benefits portfolio from a selection of lifestyle and leisure benefits including additional holiday or access to health schemes. On launch in October 2002 80 per cent of employees took the opportunity to change their benefits to a more flexible and individual portfolio.

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Communities
In partnership with charities and educational bodies, we are actively promoting lifelong financial learning. In 2002, we joined forces with the Organisation for Economic Co-operation and Development (OECD) to fund a major three-year research programme. This will inform dialogue with opinion formers across markets about how financial education might play a part in helping consumers plan effectively for the long term and cater for increasingly complex needs. In the UK, our financial literacy work continues with organisations such as Citizens’ Advice, through the funding of a grant scheme to enable local advice bureaux to deliver community-based projects, supported by a dedicated programme manager.

We also enhance the sustainability of the communities around our business through support for local projects, many of which also benefit from the support and skills of our employees. In China, PCA supports children in poorer provinces with their tuition fees at CITIC Prudential Hope School. In Vietnam, staff help a wide range of causes by taking part in dedicated volunteering days. In 2002 employees at JNL who volunteer in their local communities participated in Prudential’s volunteer reward programme, which provides grants to community groups supported by members of staff.

Our support for communities consists of cash donations and support in kind, such as office space and computer equipment as well as the time and skills of our employees. In 2002, our community support activity amounted to £3.3 million, of which £1.6 million was spent on charitable donations.

Environment
Our direct environmental impact is principally through our UK property investment portfolio and our occupied buildings. We are committed to minimising this through the careful management of our day-to-day business activities and by working with suppliers to improve overall efficiency. We also have an indirect impact on the environment through the investments we make on behalf of customers. M&G, our UK and European fund manager, believes that well-managed and growing businesses will, as a matter of course, take environmental and social issues into account in moving their businesses forward. M&G asks the companies in which it invests for a well-reasoned and practical approach, recognising that this can vary according to each company’s circumstances.

Dialogue and Communication
In setting CR strategy, we benchmark our social and environmental performance against that of our peers in the financial services sector and wider best practice. We also maintain dialogue with business and non-business interest groups in order that our approach to CR remains meaningful and relevant. We are committed to reporting our CR progress publicly on an annual basis, using quantifiable, measurable data where possible. Detailed information about our CR policies and programmes can be found in our on-line CR report (www.prudential.co.uk).

*A total of 2,152 adults aged 15+ were interviewed between 22 to 27 November 2001 across 210 sampling points in the UK. Data was then weighted to reflect the national population profile.

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Board of Directors

1. David Clementi Chairman (Age 54)
Chairman since 1 December 2002. He is also a non-executive director of Rio Tinto plc with effect from 28 January 2003. From September 1997 to August 2002 he was Deputy Governor of the Bank of England. During this time he served as a member of the Monetary Policy Committee and as a non-executive director of the Financial Services Authority. From 1975 to August 1997 he worked for Kleinwort Benson, latterly as Chief Executive.

2. Jonathan Bloomer FCA (Age 48)
A director since 1995 and Group Chief Executive since March 2000. Previously Deputy Group Chief Executive and Group Finance Director. Non-executive director of Egg plc. Deputy Chairman of the Practitioner Panel of the Financial Services Authority. Board Member of the Association of British Insurers.

5. Michael McLintock (Age 41)
A director since September 2000. Chief Executive of M&G since February 1997, a position he held at the time of M&G’s acquisition by Prudential in March 1999. Joined M&G in October 1992. Non-executive director of Close Brothers Group plc and CoFunds Holdings Limited.

3. Philip Broadley FCA (Age 42)
Group Finance Director since May 2000. Previously he was with the UK firm of Arthur Andersen where he became a partner in 1993. He specialised in providing services to clients in the financial services industry, including regulators and government agencies in the UK and US.

6. Mark Tucker (Age 45)
A director since 1999. Chief Executive of Prudential Corporation Asia since 1994. Previously General Manager of Prudential, Hong Kong from 1989 to 1992 and Senior Vice President of Operations of Jackson National Life from 1992 to 1994. Joined Prudential in 1986.

4. Clark Manning (Age 44)
A director since January 2002. President and Chief Executive Officer of Jackson National Life since November 2001. Previously Acting Chief Executive Officer and Chief Operating Officer of Jackson National Life which he joined in 1995. Previously Senior Vice President and Chief Actuary for SunAmerica Inc, and prior to that Consulting Actuary at Milliman & Robertson Inc. Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

7. Mark Wood (Age 49)
A director and Chief Executive of Prudential Assurance, UK and Europe since June 2001. Non-executive director of European e-commerce technology company Lost Wax since December 2001. Previously Chief Executive of Axa UK plc (formerly Sun Life & Provincial Holdings plc) and Axa Equity and Law plc, and Managing Director of AA Insurance. Prior to that a director of Guardian Royal Exchange plc, Deputy Chairman of the Association of British Insurers and Chairman of PPP Health Insurance.

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Non-executive Directors

8. Sir David Barnes CBE (Age 67)
A director since 1999. Non-executive Deputy Chairman of Syngenta AG. Previously non-executive Chairman of Imperial Cancer Research Technology Limited. Deputy Chairman of AstraZeneca plc to April 2001 and prior to that Chief Executive of Zeneca Group PLC. Member of the Board of Trustees, British Red Cross Society. Previously Deputy Chairman of Business in the Community.	10. Ann Burdus CBE (Age 69)
A director since 1996. Non-executive director of Next plc. Trustee of the Barts & Royal London Charitable Foundation. Previously a non-executive director of Safeway plc and a committee member of the Automobile Association.	12. Rob Rowley (Age 53)
A director since 1999. Deputy Chairman of Cable & Wireless Public Limited Company and a non-executive director of Taylor Nelson Sofres plc and UK eUniversities Worldwide. Retired as a director of Reuters Group PLC in December 2001.

9. Bart Becht (Age 46)
A director since May 2002. Chief Executive of Reckitt Benckiser plc. He joined Benckiser N.V. in 1988 and was appointed Chief Executive in 1995; Benckiser N.V. and Reckitt & Colman plc merged in December 1999. Previously he served in various functions in Procter & Gamble.	11. Roberto Mendoza (Age 57)
A director since May 2000. Non-executive Chairman of Egg plc. Non-executive director of Reuters Group PLC, The BOC Group plc and Vitro SA. Founder member of Integrated Finance Limited. Member of the World Bank – IFC Bank Advisory Group. Trustee of the London Symphony Orchestra. Previously Vice Chairman and director and a member of the Corporate Office of JP Morgan & Co, Inc., and a managing director of Goldman Sachs.	13. Sandy Stewart (Age 69)
A director since 1997. Chairman of Murray Extra Return Investment Trust plc and of the Scottish Amicable (supervisory) Board. Previously a practising solicitor and Chairman of Scottish Amicable Life Assurance Society.
Ages as at 21 March 2003.

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Corporate Governance Report

The directors support the Combined Code on Corporate Governance annexed to the Listing Rules issued by the Financial Services Authority (the Code). The Company has complied throughout the accounting period ended 31 December 2002 with all the Code provisions set out in Section 1 of the Code, save for the appointment of a senior independent director. We have applied the principles in the manner described below and in the Remuneration Report.

Organisational Structure
The organisational structure of the Group is clearly defined by reference to business units for which individual business unit chief executives are responsible. They report to the Group Chief Executive. The Board, the members of which are set out on pages 28 and 29, meets regularly, usually eight times a year with a separate strategy day and additional meetings as and when required. In 2002 the Board met 10 times and there were a further five Board Committee meetings in addition to the regular Board Committees. During 2002, the directors’ average rate of attendance at Board meetings was 95 per cent. The Board determines the objectives and strategy for the Group. It has set out the specific matters which are reserved to it for decision.

Authority is delegated to the Group Chief Executive for implementing the strategy and for managing the Group. In discharging his responsibility, the Group Chief Executive is advised and assisted by a Group executive committee, comprising all the business unit heads and a Group head office team of functional specialists.

The head of each business unit, who in respect of their business unit responsibilities reports to the Group Chief Executive, has authority for management of that business unit and has established a management board comprising the most senior executives in that business unit.

All directors have direct access to the advice and services of the Company Secretary who is responsible for advising the Board on procedures and applicable rules and regulations. Papers are provided to all directors approximately one week before the relevant Board or Committee meeting.

Board Committees
The Board has established the following standing committees of non-executive directors with written terms of reference:

Audit Committee
Rob Rowley (Chairman)
Bart Becht
Ann Burdus
Sandy Stewart

The Audit Committee normally meets six times a year and assists the Board in meeting its responsibilities under the Code in ensuring an effective system of financial reporting, internal control and risk management. It provides a direct channel of communication between the external and internal auditors and the Board, and assists the Board in ensuring that the external audit is conducted in a thorough, objective and cost-effective manner. It also reviews the Internal Audit annual work plan. The terms of reference of the Audit Committee include reviewing with the management of the Company and the external auditors the performance of the external auditors and the extent of non-audit services; and the value for money obtained from auditors’ fees for both statutory audit work and non-audit work. The Audit Committee monitors regularly the non-audit services being provided to the Group by its auditors and has taken account of the developing requirements in the United Kingdom and the United States on the types of services that the external auditors may provide. No significant changes to the Audit Committee’s existing policies in this area have been required. The Audit Committee annually reviews the auditors’ independence. It also receives the minutes of the Disclosure Committee and the Group Risk Committee established in January and February 2003 respectively and monitors their activities. The minutes of Audit Committee meetings are circulated to the Board after each meeting.

The external audit was last put out to competitive tender in 1999 when the present auditors were appointed. During 2002 the Audit Committee, as part of its scrutiny of auditors’ performance, reviewed the audit fee paid to them. The basis of the fee had been fixed for three years at the time of their appointment. The audit fee paid in 2002 reflects the increase in the auditors’ reporting responsibilities, such as the Group’s US filing obligations, and the increase in the extent of the Group’s operations since 1999. The basis of the fee has also been set having regard to the guidance of the Smith Report that the audit fee should of itself provide an appropriate return to the auditors.

The Chairman, the Group Chief Executive, the Group Finance Director and other members of the senior management team, together with the external auditors, are invited to attend meetings of the Committee except when the Committee wishes to meet alone. The Committee also meets solely with both external and internal auditors at least once a year.

Since the year end, the terms of reference of the Audit Committee have been reviewed and amended in order to ensure they comply with the provisions of the US, Sarbanes-Oxley Act, 2002, as they affect UK companies with a dual-listing in the US.

On 20 January 2003, Sir Robert Smith’s report ‘Audit Committees – Combined Code Guidance’ was published. It is expected that the guidance will be incorporated into the Code later this year. The Audit Committee is currently reviewing the guidance contained in the report and the appropriateness of the best practice recommendations made and will consider further what, if any, additional changes are required.

Remuneration Committee
Roberto Mendoza (Chairman from 1 July 2002)
Sir David Barnes (Chairman until 1 July 2002)
Bart Becht
Ann Burdus
Rob Rowley
Sandy Stewart

Upon appointment to the Board, all non-executive directors automatically become members of the Remuneration Committee. While the Chairman and Group Chief Executive are not members, they attend meetings unless there is a conflict of interest.

The Remuneration Committee normally has scheduled meetings at least twice a year and a number of ad hoc meetings, as required, to review remuneration policy and determines the remuneration

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packages of the executive directors. In framing its remuneration policy, the Committee has given full consideration to the provisions of Section 1B of and Schedule A to the Code. The Remuneration Report prepared by the Board is set out on pages 33 to 43. In preparing the Report, the Board has followed the provisions of Schedule B to the Code and The Directors’ Remuneration Report Regulations 2002.

Except in relation to the remuneration of the Group Chief Executive, when only the Chairman is consulted, the Remuneration Committee consults the Chairman and the Group Chief Executive about the Committee’s proposals relating to the remuneration of all executive directors. The Committee has access to professional advice inside and outside the Company.

Nomination Committee
The Company has a standing Nomination Committee, with written terms of reference, the members of which are:

David Clementi (Chairman)
Sir David Barnes
Ann Burdus
Sandy Stewart

The Nomination Committee meets as required to consider candidates for appointment to the Board and to make recommendations to the Board in respect of those candidates.

Independent Professional Advice
The Board has approved a procedure whereby directors have the right in furtherance of their duties to seek independent professional advice at the Company’s expense.

Copies of any instructions and advice given by an independent professional adviser to a director are supplied by the director to the Company Secretary who will, unless otherwise instructed by the director concerned, circulate to other directors any necessary information to ensure that other members of the Board are kept informed on issues arising affecting the Company or any of its subsidiaries.

No director obtained independent professional advice during 2002.

Directors’ Independence, Training and Re-election
The non-executive directors were throughout the year and continue to be considered to be independent. Given the calibre and experience of our non-executive directors, and given that the roles of the Chairman of the Board, the Group Chief Executive, the Chairman of the Audit Committee and the Chairman of the Remuneration Committee were all held by different people, the Board did not believe that it was appropriate to recognise a senior independent director, other than these directors, to whom concerns can be conveyed in respect of relevant issues.

The Company is one of the UK’s largest institutional investors and the Board does not believe that this situation compromises the independence of those non-executive directors who are also on the boards of companies in which the Company has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre non-executive directors.

Non-executive directors are appointed initially for a three-year term. The appointment is reviewed towards the end of this period. Upon appointment, all non-executive directors embark upon an induction programme that will usually take the form of visits to different business areas in the Group where the opportunity is taken for the newly appointed director to meet members of staff. Training is available for executive directors where appropriate.

All directors are required to submit themselves for re-election at regular intervals and at least every three years, and annually at each Annual General Meeting following their reaching the age of 70.

Relations with Shareholders
As a major institutional investor, the Company is aware of the importance of maintaining good relations with its shareholders. The Company regularly holds discussions with major shareholders and a programme of meetings took place during 2002. Information on the Company is also made available on our website at www.prudential.co.uk

The Annual General Meeting will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 8 May 2003 at 11.00 a.m. The Company believes the Annual General Meeting is an important forum for both institutional and private shareholders and encourages attendance by all its shareholders. At its Annual General Meeting in 2002, the Company indicated the balance of proxies lodged for each resolution after it had been dealt with on a show of hands and the total percentage of share capital voted on all resolutions. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution. The Company discloses the number of the proxy votes received to any shareholder upon request after the Annual General Meeting. The Notice of the Annual General Meeting and related papers are sent to shareholders at the same time as the Annual Report, and Annual Review and Summary Financial Statement at least 20 working days before the meeting. At the 2003 Annual General Meeting, as with last year’s meeting, questions will be sought from shareholders.

The Sarbanes-Oxley Act, 2002
As mentioned above, the Company is monitoring the introduction of this US legislation and the regulations that relate to it. The Company will comply with its requirements, as they affect UK companies. A Disclosure Committee, reporting to the Group Chief Executive, chaired by the Group Finance Director and comprising members of senior management has been established to supervise the Company’s disclosure process and to provide the necessary framework to support the certifications required to be given under the Act.

The Higgs Review
While the Company has for some time had practices in place which comply with the majority of the recommendations in the Review, it believes a fuller debate is required before any changes to the Combined Code are made. The Company is currently carrying out a detailed review of its existing arrangements and will consider what changes, if any, are necessary for the promotion of best practice in the boardroom.

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Corporate Governance Report continued

Financial Reporting
The directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 47 to 85 and the supplementary information on pages 90 to 101. It is the responsibility of the auditors to form an independent opinion, based on their audit of the financial statements and their review of the supplementary financial statements; and to report their opinions to the Company’s shareholders. Their opinions are given on pages 86 and 102.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the results for the period and which comply with the Companies Act 1985. In preparing those statements, the directors ensure that suitable accounting policies are selected and applied consistently, that reasonable and prudent judgements and estimates are made and that applicable accounting standards are followed. They also ensure that appropriate accounting records are maintained which disclose with reasonable accuracy at any time the financial position of the Company and enable them to prepare the financial statements and that reasonable steps are taken to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

After making appropriate enquiries, the directors consider that the Group has adequate resources to continue its operations for the foreseeable future. They therefore continue to use the going concern basis in preparing the financial statements.

Internal Control
The Board has responsibility for the Group’s system of internal control and for reviewing its effectiveness. The control procedures and systems the Group has established are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss. The system of internal controls includes financial, operational and compliance controls and risk management. In reviewing the risk management framework the Company has during the year commissioned independent reports on its risk management processes and procedures.

The Group Risk Framework, adopted in 1999, requires that all of the Group’s businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group.

As a provider of financial services, including insurance, the Group’s business is the managed acceptance of risk. The system of internal control is an essential and integral part of the risk management process. As part of the annual preparation of its business plan, all of the Group’s businesses and functions are required to carry out a review of risks. This involves an assessment of the impact and likelihood of key risks and of the effectiveness of controls in place to manage them. The assessment is reviewed regularly throughout the year. In addition, business units review opportunities and risks to business objectives regularly with the Group Chief Executive and Group Finance Director.

Businesses are required to confirm annually that they have undertaken risk management during the year as required by the Group Risk Framework and that they have reviewed the effectiveness of the system of internal control. The results of this review were reported to and reviewed by the Audit Committee, and confirmed that the processes described above and required by the Group Risk Framework were in place throughout the period covered by this report, and complied with Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance). Internal Audit undertakes a review for the Audit Committee of the operation of the risk management process throughout the Group.

In addition Internal Audit executes a comprehensive risk based audit plan throughout the Group, from which all significant issues are reported to the Audit Committee.

The Group’s internal control framework includes detailed procedures laid down in financial and actuarial procedure manuals. The Group prepares an annual business plan with three-year projections. Executive management and the Board receive monthly reports on the Group’s actual performance against plan, together with regularly updated forecasts. The Group’s risk management procedures are further described in the Financial Review.

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Remuneration Report
for year ended 31 December 2002

Introduction
What this report covers
This report to shareholders:

•	Sets out our remuneration policy.

•	Explains the policy under which our executive and non-executive directors were remunerated for the year ended 31 December 2002.

•	Sets out tables of information showing details of the remuneration and share interests of all the directors for the year ended 31 December 2002.

Compliance with the Directors’ Remuneration
Regulations 2002
This report has been approved by the Board and as required by The Directors’ Remuneration Report Regulations 2002 (the Regulations), a resolution will be put to shareholders at the Annual General Meeting inviting them to consider and approve this report. This report complies with the requirements of the Regulations and KPMG Audit Plc have audited the sections contained in pages 37 to 43 of this report as required by the Regulations.

The Remuneration Committee
Role of the Remuneration Committee
Your Board believes that a properly constituted and effective Remuneration Committee is key to ensuring that executive directors’ remuneration is aligned to shareholders’ interests and enhances the competitiveness of the Company. The Board has delegated to the Remuneration Committee the setting of the remuneration policy and individual remuneration packages for executive directors. The fees of non-executive directors are a matter for the Board itself.

Membership of the Remuneration Committee
The members of the Remuneration Committee during 2002 were all independent non-executive directors, as shown below:

Roberto Mendoza (Chairman from 1 July 2002)
Sir David Barnes (Chairman until 1 July 2002)
Bart Becht (joined the Committee on 9 May 2002)
Ann Burdus
Rob Rowley
Sandy Stewart

The Chairman and the Group Chief Executive attend
Remuneration Committee meetings to provide background and context on matters relating to the remuneration of the other executive directors, but do not attend when their own remuneration is discussed. No director is involved in determining his or her own remuneration. The Remuneration Committee meets on at least two occasions each year and more frequently if the need arises.

Advisers to the Remuneration Committee
During 2002 the Group Human Resources Director was invited by the Committee to provide her views and advice.
The Committee appointed Ernst & Young LLP to provide advice

on long-term incentive arrangements. The Company, with the agreement of the Committee, appointed Towers Perrin to provide information on market data and Freshfields Bruckhaus Deringer to advise on legal matters. Ernst & Young LLP also provided consultancy advice to the Company, Towers Perrin provided consultancy advice and salary survey information and Freshfields Bruckhaus Deringer provided other legal advice to the Company.

Compliance with the Combined Code
During the year, the Company has complied with Schedule A and Schedule B of the Combined Code’s provisions relating to the Principles of Good Governance and Code of Best Practice regarding directors’ remuneration.

Remuneration Policy
The aim of the policy is to be able to recruit and retain the highest calibre executives. To achieve our objective, Prudential must use remuneration practices relevant to the different markets around the world in which we do business. We need to do this within the context of our UK base, which has its own regulatory framework and shareholder views and we will be guided by UK corporate governance standards.

Remuneration policy for executive directors
For 2003, the Board, on the recommendation of the Remuneration Committee, has maintained the remuneration policy that was applied in 2002. The policy on remuneration levels and elements of the remuneration package is set out below. The Remuneration Committee will keep the policy relating to long-term incentives under review. Otherwise, it is expected that this policy will remain the policy in subsequent years, although the Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of changes in the Company’s business environment and in remuneration practice so the policy may be subject to amendment in future years. Any changes in the policy after 2003 will be described in future Remuneration Reports.

Key principles of the remuneration policy
The principles developed by the Remuneration Committee reflect the relative importance of those elements that are performance related and those which are fixed and are as follows:

•	A high proportion of total remuneration will be delivered through performance related reward.

•	A significant element of performance related reward will be provided in the form of shares.

•	The total remuneration package for each director will be set against the relevant employment market.

•	Performance measures will include both absolute financial measures and comparative measures as appropriate to provide a clear alignment between the creation of shareholder value and reward.

•	Performance will be rewarded at both a regional and Group level.

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Remuneration Report continued
for year ended 31 December 2002

Total remuneration levels
Total remuneration means for these purposes basic salary and short and long-term incentives. Award levels for short and long-term incentives for the Group Chief Executive will be set by the Remuneration Committee by reference to the total remuneration levels of other Chief Executives of UK based major international companies and major UK financial companies. This approach reflects the international scope of Prudential’s business while ensuring that remuneration is determined by reference to UK pay levels. The total remuneration levels for the other executive directors will be set similarly by reference to levels in their relevant markets. All pay data will be externally provided.

Elements of the remuneration package
Basic salary
The Remuneration Committee normally reviews, on an individual basis, executive directors’ salaries each year, having regard to business results, individual accountabilities and performance, and market conditions.

Annual incentive plans
The annual incentive plan for executive directors is designed to reward the creation of value during the year, while supporting sustained long-term value creation. Annual incentive payouts for all executive directors are dependent on performance. Performance is measured against the stretching quantitative financial targets and business objectives in our business plans. Personal performance is also taken into account. Annual bonus awards are not pensionable.

For executive directors, annual incentive awards are determined as a percentage of their basic salaries at the end of the year. For 2003, Jonathan Bloomer, Philip Broadley, Mark Tucker and Mark Wood are eligible for awards of up to 110 per cent of their basic salary. The award for on target performance is 50 per cent of basic salary, to be paid in cash. These executive directors are further aligned with the interests of shareholders in that any part of the annual incentive award made for performance above target is made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing the director is still in employment. During the deferral period, dividends accumulate for the benefit of award holders.

Michael McLintock is eligible to receive an annual incentive award in line with remuneration levels in the investment management industry of 300 per cent of basic salary for target performance based on the profits of M&G, the fund performance of M&G and Group and individual performance, with a maximum of 500 per cent of basic salary. Any part of the annual incentive award made for performance above target will be made in Prudential shares. Receipt of these shares is deferred and the shares are normally only released after three years providing the director is still in employment. During the deferral period, dividends accumulate for the benefit of the award holder.

Clark Manning is eligible to receive an annual bonus which provides for a percentage share of a bonus pool geared to the profits of Jackson National Life. In addition, his targets include elements that depend on Group and individual performance which provide 100 per cent of basic salary for target performance with a maximum of 120 per cent.

Clark Manning is also eligible to participate in a US tax qualified all-employee profit sharing plan.

Long-term incentive plans
Our long-term incentive plans are designed to drive the underlying financial performance of the business, i.e. value creation, and relative Total Shareholder Return (TSR). The plans also recognise that strong regional performance is critical to Group performance.

The policy for long-term incentive awards and levels in 2003 is set out below, and is the same as the policy in 2002.

Restricted Share Plan
The Group’s primary long-term incentive plan is the Restricted Share Plan (RSP) which is designed to provide rewards linked to the returns to shareholders.

This is an important performance-related element of the total reward package for executive directors. It is designed to reward the achievement of TSR relative to other companies in the FTSE 100 at the beginning of each three-year performance period. This performance measure was chosen when the RSP was introduced as it reflected a combination of market practice, an assessment of Prudential’s main competitors and the focus of UK investors at that time. In addition, for awards under the RSP to vest, the Remuneration Committee must be satisfied with the Company’s underlying financial performance over the same period.

Under the RSP executive directors receive annual grants of conditional awards of shares in the Company which are held in trust for three years. At the end of each three-year performance period, a right to receive shares at no cost to the individual may be granted, dependent on the Company’s performance. No rights will be granted if the Company’s TSR performance as ranked against the comparator group is at the 60th percentile or below. The maximum grant will be made only if the TSR ranking of the Company is 20th percentile or above. Between these points, the size of the grant made is calculated on a straight line sliding scale. In normal circumstances, directors may take up their right to receive shares at any time during the following seven years.

In 2003, for the Group Chief Executive, the conditional RSP award is equivalent to 200 per cent of basic salary at the time of the grant of the conditional award. For Philip Broadley, Clark Manning, Mark Tucker and Mark Wood, the award is equivalent to 160 per cent of basic salary. For Michael McLintock the award is equivalent to 80 per cent of basic salary.

Regional and sector focus
We believe that to grow the value of Prudential for our shareholders, we need to focus on growing each area of our business. Each executive director that runs an area of our business participates in two long-term incentive plans. To reflect Group responsibilities awards are made under the RSP described above, and awards are also made under the business specific long-term incentive plans described below, reflecting those responsibilities. In all cases the performance period for 2003 awards runs from the beginning of 2003 to the end of 2005.

34 Prudential plc Annual Report 2002

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Clark Manning
To reflect his role as Chief Executive of Jackson National Life, Clark Manning participates in a cash-based long-term plan that rewards the growth in appraisal value of Jackson National Life over the three-year performance period. All awards are geared to the change in the Prudential plc share price over the performance period. Any award is made following the end of the performance period. No award may be made under the 2003 plan unless the growth of Jackson National Life, as measured under the plan, is greater than eight per cent per annum compound over the performance period, for which a payment of $864,240 may be made, adjusted by a factor reflecting the Prudential plc share price change over the performance period. The on-target payout that may be made, for which a growth rate of 11.5 per cent per annum compound is required, is $1,728,480, also geared to the Prudential plc share price change. If a growth rate of 17.5 per cent per annum compound or more is achieved a maximum of 150 per cent of the target award, also geared to the Prudential plc share price change, may be paid. For payouts for performance between these points a sliding scale applies.

Michael McLintock
To reflect his role as Chief Executive of M&G, Michael McLintock participates in the M&G Chief Executive Long-term Incentive Plan that is designed to provide a cash reward through phantom M&G share awards and phantom M&G share options. The change in the phantom share price equals the change in M&G profit, modified up or down by the investment performance of M&G, over the relevant period. The phantom share awards have a performance period of three years and the award vests at the end of the performance period. For 2003 the face value of the award is £225,000. Provided they have value, the phantom share options may be exercised in part or in full during annual exercise periods after three to seven years from the start of the performance period. For 2003 the phantom option award has a face value of £367,800.

Mark Tucker
To reflect his role as Chief Executive of Asia, Mark Tucker participates in the Asian Long-term Incentive Plan which is a cash-based plan that rewards the growth in value of our major Asian businesses over the three-year performance period. Any award is made following the end of the performance period. No payment under the 2003 plan will be made unless the growth of the Asian business, as measured under the plan, is greater than a growth rate of 15 per cent per annum compound over the performance period. At this level of performance 50 per cent of basic salary may be paid under the plan. The on-target payout that may be made, for which a growth rate of 35 per cent per annum compound is required, is a payment of 100 per cent of basic salary. If a growth rate of 50 per cent per annum compound or more is achieved, a maximum payment of 150 per cent of basic salary may be made. For payouts for performance between these points a sliding scale applies.

Mark Wood
To reflect his role as Chief Executive of UK & Europe, Mark Wood participates in a cash-based long-term plan that rewards the growth in appraisal value of UK & Europe over the performance period. Any award is made following the end of the three-year performance period. No award may be made under the 2003 plan unless the growth in appraisal value of the UK & Europe business, as measured under the plan, is greater than eight per cent per annum compound over the performance period. At this level of performance a payment of 50 per cent of basic salary may be made. The on-target payout, for which a growth rate of 11.5 per cent per annum compound is required, is 75 per cent of basic salary. If a growth rate of 17.5 per cent per annum compound or more is achieved, a maximum of 100 per cent of basic salary may be paid. For payouts for performance between these points a sliding scale applies.

Chairman’s Letter of Appointment and Benefits
The Chairman joined the Company on 1 December 2002. He has a letter of appointment dated 5 September 2002 under which he is paid annual fees. The notice period is 12 months from either party. The Chairman participates in a medical insurance scheme, has life assurance cover and a car and driver is made available for his use. He is entitled to a supplement to his fees, intended for pension purposes. He is not a member of any Group pension scheme.

Directors’ Service Contracts and Letters of Appointment
Executive directors have contracts that terminate on their normal retirement date, which is the date of their 60th birthday. The normal notice of termination which the Company is required to give executive directors is 12 months, although for newly appointed directors there may be an initial contractual period of up to two years before the 12 months’ notice period applies. The service contracts for all current executive directors contain a 12 months’ notice period from the Company. When considering termination of service contracts, the Remuneration Committee will have regard to the specific circumstances of each case, including a director’s obligation to mitigate his loss.

The contract for Clark Manning is a renewable one-year fixed-term contract. The contract is renewable automatically upon the same terms and conditions unless the Company or Clark Manning gives at least 90 days’ notice prior to the end of the relevant term. In the case of the former, Clark Manning is entitled to continued payment of salary and benefits for the period of one year from the day such notice is delivered to him. The contract can also be terminated by the Company or Clark Manning by giving 12 months’ notice. In mitigation of his loss, payments of Clark Manning’s salary during any period following the termination of employment will be reduced by the amount of any compensation earned by him from any subsequent employer or from any person for whom he performs services. Benefits to be provided during such period will also be cancelled to the extent that comparable benefits are available to him from these alternative sources.

Prior to his appointment as an executive director, Clark Manning participated in the Brooke Holdings Inc Change of Control Severance Plan that provides payments in the event of the termination of his employment within 24 months, resulting from a change of control of Jackson National Life. The compensation to which Clark Manning is entitled under the plan is based on 2.5 times his annual compensation and immediate vesting of his long-term incentive plans. Under the terms of his appointment as an executive director, his participation in the plan ceases on 9 November 2004.

Executive directors with the exception of Michael McLintock are required to give 12 months’ notice of termination to the Company. Michael McLintock is required to give six months’ notice to the Company.

Prudential plc Annual Report 2002 35

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Remuneration Report continued
for year ended 31 December 2002

Name	Date of contract	Notice period to the Company	Notice period from the Company
Executive directors
Jonathan Bloomer	5 March 1999	12 months	12 months
Philip Broadley	12 April 2000	12 months	12 months
Clark Manning	7 May 2002	12 months*	12 months*
Michael McLintock	21 Nov 2001	6 months	12 months
Mark Tucker	9 Oct 2001	12 months	12 months
Mark Wood	5 Oct 2001	12 months	12 months

* The contract can also be terminated by issuing a non-renewal notice as described above.

Non-executive directors do not have service contracts but are appointed pursuant to letters of appointment which are terminable by the Company at any time without liability for compensation.

Name	Date of initial appointment by the Board	Commencement date of current three-year term	Expiry date of current three-year term
Non-executive directors
Sir David Barnes	4 January 1999	AGM 2002	AGM 2005
Bart Becht	9 May 2002	AGM 2003[2]	AGM 2006
Ann Burdus	21 November 1996	AGM 2000	AGM 2003
Roberto Mendoza	25 May 2000	AGM 2001	AGM 2004
Rob Rowley	8 July 1999	AGM 2000	AGM 2003
Sandy Stewart	9 October 1997	AGM 2001	AGM 2004

Notes

1. Under the terms of their letters of appointment, the non-executive directors serve for an initial term of three years following their election by shareholders at the Annual General Meeting after their appointment by the Board.

2. The commencement of Bart Becht’s initial term is subject to a resolution for his election being passed at the Annual General Meeting.

Benefits and Protections
Executive directors receive certain benefits, principally the provision of a cash allowance for a car, except for Clark Manning, participation in medical insurance schemes and, in some cases, the use of a car and driver and security arrangements. These benefits are not pensionable. The executive directors’ pension arrangements and life assurance provisions are set out in the Pensions and Life Assurance section.

Except for Clark Manning, the executive directors are eligible to participate in the Company’s Savings-Related Share Option Scheme. Options granted under this scheme are not subject to performance conditions because this is an all-employee share scheme governed by specific tax legislation.

In addition, the Company provides certain protections for directors and senior managers against personal financial exposure that they may incur in their capacity as such.

Policy on External Appointments
Subject to the Board’s approval, executive directors are able to accept a limited number of external appointments as non-executive directors of other organisations.

Non-executive Directors’ Remuneration
Non-executive directors are not eligible to participate in annual incentive plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board subject to the overall limit set by the shareholders, within the Articles of Association, and reflect their individual responsibilities including membership of Board committees. The Board reviews the fees annually.

The basic fee payable to each non-executive director was increased from £32,500 to £40,000 per annum from June 2002. Non-executive directors use the portion of their fees above £25,000 to purchase shares in the Company, on a quarterly basis, that they will hold at least until their retirement from the Board.

The Chairmen of the Audit and Remuneration Committees are each paid an additional fee of £10,000 per annum in respect of their roles and the other members of these Board Committees are each paid an additional fee of £5,000 per annum. The amount of these fees, net of applicable taxes, are used by the non-executive directors to purchase shares in the Company, on a quarterly basis, which will be held at least until their retirement from the Board.

Roberto Mendoza, as Chairman of Egg, receives a fee of £75,000 per annum and Sandy Stewart, as Chairman of the supervisory board of the Scottish Amicable Insurance Fund, receives a fee of £30,000 per annum.

Performance Graph
The line graph below represents the comparative Total
Shareholder Return (TSR) of the Company during the five years from 1 January 1998 to 31 December 2002. In producing this graph it has been assumed that all dividends paid have been reinvested and share price averaging over a 90-day period has been used to reduce the effect of short-term share price volatility.

36 Prudential plc Annual Report 2002

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Directors’ Remuneration
	Salary/Fees	Bonus	Benefits	Total 2002	2001 Annual payments*	2001 Other payments	Total 2001

	£000	£000	£000	£000	£000	£000	£000

Chairman
David Clementi (appointed 1 Dec 2002, note 3)	35	–	2	37	–	–	–

Executive directors
Keith Bedell-Pearce (retired 31 Dec 2001, note 4)	–	–	–	–	551	–	551
Jonathan Bloomer	725	244	43	1,012	1,016	–	1,016
Philip Broadley	433	158	28	619	543	–	543
Clark Manning (appointed 2 Jan 2002, note 5)	532	392	12	936	–	–	–
Michael McLintock (note 6)	310	968	51	1,329	1,119	327	1,446
Mark Tucker (notes 7 and 8)	400	394	119	913	849	–	849
Mark Wood (appointed 21 June 2001, note 9)	450	162	42	654	459	275	734

Total executive directors	2,850	2,318	295	5,463	4,537	602	5,139

Non-executive directors
Sir David Barnes	42	–	–	42	35	–	3
Bart Becht (appointed 9 May 2002)	32	–	–	32	–	–	–
Ann Burdus	45	–	–	45	35	–	35
Sir Roger Hurn (resigned 30 Nov 2002, note 10)	275	–	17	292	309	–	309
Bridget Macaskill (resigned 16 Mar 2001)	–	–	–	–	8	–	8
Roberto Mendoza	118	–	–	118	109	–	109
Rob Rowley	49	–	–	49	37	–	37
Sandy Stewart	75	–	–	75	65	–	65

Total non-executive directors	636	–	17	653	598	–	598

Overall total	3,521	2,318	314	6,153	5,135	602	5,737

* Excluding other payments, detailed below.

Notes
1.  The highest paid director for 2002 was Mark Tucker, whose total emoluments were £1,455,227, which included £495,350 from the 1999 Asian Long-term Incentive Plan and £46,408 from the 1999 RSP award. Additionally in 2002 the Company made a pension contribution of £49,730 on his behalf to the Prudential Staff Pension Scheme.

2.  No expense allowances were paid.

3.  David Clementi’s fee level is £420,000 per annum.

4.  For Keith Bedell-Pearce the 2001 total included an annual bonus payment and a payment recognising his contribution to the Company’s long term objectives, totalling £165,000 and made in 2002, which were disclosed in the 2001 Report.

5.  Clark Manning’s bonus figure excludes a contribution of £6,654 from a profit sharing plan that has been made into a 401k retirement plan which is reported in the table on pension contributions on page 43.

6.  Michael McLintock’s bonus for 2001 included a payment of £327,250 pursuant to his contractual arrangements following the purchase of M&G in 1999.

7.  Mark Tucker’s benefits include an allowance of £111,000 for housing paid to reflect his expatriate circumstances.

8.  Mark Tucker’s 2002 bonus includes a deferred share award of £194,436. His 2001 bonus figure included a deferred share award of £120,000, the details of which are reported in the section on Other Share Awards on page 40. Mark Tucker’s 2001 bonus figure in the 2001 Report also included a payment of £495,350 from his 1999 Asian Long-term Incentive Plan that is now included in the table on Other Long-term Incentive Plans on page 39 and the 2001 figure in the table above has been adjusted accordingly.

9. Mark Wood’s 2001 bonus included a payment of £275,000 in respect of his joining the Company. His 2001 bonus figure also included a deferred bonus of £39,720 in the form of shares the details of which are reported in the section on Other Share Awards on page 40.

10. Sir Roger Hurn’s details, as former Chairman, are reported with the non-executive directors for consistency with the 2001 Report. A car and driver were made available for his use.

Prudential plc Annual Report 2002 37

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Remuneration Report continued
for year ended 31 December 2002

Directors’ Long-term Incentive Plans
Restricted Share Plan
Details of conditional awards made under the Restricted Share Plan are shown below. These shares are held in trust and represent the conditional awards out of which rights may be granted, at the end of the relevant performance period, dependent on the performance conditions as described under the policy on long-term incentive plans on page 34.

In respect of awards made in 1999 under the Restricted Share Plan, the Company’s TSR was ranked 43rd out of the 84 relevant comparator companies remaining in the FTSE 100 (i.e. the 51st percentile) for the three-year performance period ended on 31 December 2001. As Prudential’s position was higher than 60th percentile, a proportion of the shares could be released and in respect of the 1999 awards rights were granted over 22.5 per cent of the shares conditionally awarded to executive directors. The rights over the other shares lapsed.

In respect of awards made in 2000 under the Restricted Share Plan, the Company’s TSR was ranked 62nd out of the 88 relevant comparator companies remaining in the FTSE 100 (i.e. the 70th percentile) for the three-year performance period ended on 31 December 2002. As Prudential’s position must be higher than 60th percentile for awards to be made, the 2000 awards have lapsed and rights will not be granted over any of the shares conditionally awarded to executive directors.

The awards made in respect of 2001 and 2002 under the Restricted Share Plan run to 31 December 2003 and 31 December 2004 respectively and any grants under these plans will be based on the TSR ranking determined at the end of each of those performance periods. Performance under these plans was ranked respectively at percentile positions 63rd and 79th on the basis of TSR performance at 31 December 2002.

In determining the conditional awards to be made for 2002 the shares were valued at their average share price during the preceding calendar year, and the price used to determine the number of shares conditionally awarded in 2002 was 818.7 pence (2001 – 975.6 pence).

The table below shows the outstanding awards made under the Restricted Share Plan:

	Rights granted under the Restricted Share Plan								Rights granted upon vesting in 2002

	Conditional share awards outstanding at 1 Jan 2002		Conditional award in 2002	Market price of 2002 award on date of grant (pence)	Rights (options) granted upon vesting in 2002	Conditional share awards outstanding at 31 Dec 2002		Date of end of performance period	Rights (options) granted upon vesting in 2002	Date of grant of rights	Market price at original date of award (pence)	Market price at date of vesting (pence)

Keith Bedell-Pearce	28,664				6,450	–	[1]	31 Dec 01	6,450	15 Mar 02	763	719.5
	28,209	[2]				–		31 Mar 02

	56,873				6,450				6,450

Jonathan Bloomer	36,308				8,170	–	[1]	31 Dec 01	8,170	15 Mar 02	763	719.5
	63,470					63,470	[3]	31 Dec 02
	135,301					135,301		31 Dec 03
			177,110	714		177,110		31 Dec 04

	235,079		177,110		8,170	375,881			8,170

Philip Broadley	18,806					18,806	[3]	31 Dec 02
	57,401					57,401		31 Dec 03
			85,990	714		85,990		31 Dec 04

	76,207		85,990			162,197

Clark Manning	0		107,086	714		107,086		31 Dec 04

Michael McLintock	13,019					13,019	[3]	31 Dec 02
	25,420					25,420		31 Dec 03
			30,292	714		30,292		31 Dec 04

	38,439		30,292			68,731

Mark Tucker	28,664				6,450	–	[1]	31 Dec 01	6,450	15 Mar 02	763	719.5
	31,247					31,247	[3]	31 Dec 02
	65,601					65,601		31 Dec 03
			78,173	714		78,173		31 Dec 04

	125,512		78,173		6,450	175,021			6,450

Mark Wood	0		87,944	714		87,944		31 Dec 04

Notes
1.  Balance of conditional shares lapsed.

2.  28,209 shares lapsed on Keith Bedell-Pearce’s retirement.

3.  Lapsed as performance conditions were not met.

38 Prudential plc Annual Report 2002

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Rights granted under the Restricted Share Plan upon vesting prior to 31 December 2001 and not yet exercised are shown in the following table:

	RSP rights outstanding at 1 Jan 2002	RSP rights outstanding at 31 Dec 2002	Price paid for award	Exercise price (pence)	Market price at 31 Dec 2002 (pence)	Earliest exercise date	Latest exercise date

Jonathan Bloomer	56,859	56,859	–	Nil	439	17 Mar 00	17 Mar 07
	38,581	38,581	–	Nil	439	2 Apr 01	2 Apr 08

	95,440	95,440

Other Long-term Incentive Plans
Details of cash awards under other long-term incentive schemes are set out below.

Clark Manning
Prior to 2002, Clark Manning participated in the JNL cash long-term incentive plan that provided phantom share awards and phantom options. His 1998 and 1999 cash long-term incentive plans had four-year performance periods ending 31 December 2001 and 31 December 2002 respectively. The payouts in both cases depended on Jackson National Life’s US GAAP net income in the final year and resulted in no payment from either plan.

Michael McLintock
Michael McLintock’s 2000 cash long-term incentive plan has a three-year performance period and has the same performance conditions described in the section on long-term incentive plans on page 35. The phantom share price at the beginning of the performance period was £1 and as a result of M&G’s profit growth and fund performance of M&G over the three years, the phantom share price at the end was £1.36. This resulted in a payment from the phantom share award of £306,000.

Mark Tucker
Mark Tucker’s 1999 and 2000 cash long-term incentive plans had the same performance conditions as described in the section on long-term incentive plans on page 35. The compound growth rate of the Asia operations was 51.1 per cent per annum for the 1999 plan and 54.3 per cent per annum for the 2000 plan which results in a maximum payment in both cases.

Mark Wood
Mark Wood’s cash long-term incentive awards since joining in 2001 are included in the table.

	Face value of conditional awards outstanding at 1 Jan 2002 £000	Conditionally awarded in 2002 £000	Payments made in 2002 £000	Conditional awards outstanding at 31 Dec 2002 £000	Date of end of performance period

Clark Manning
Phantom JNL options	200		Nil	–	31 Dec 01
Phantom JNL shares	100		Nil	–	31 Dec 01
Phantom JNL options	266			266	31 Dec 02
Phantom JNL shares	133			133	31 Dec 02
Phantom JNL options	532			532	31 Dec 03
Phantom JNL shares	266			266	31 Dec 03
Phantom JNL options	798			798	31 Dec 04
Phantom JNL shares	399			399	31 Dec 04
Business cash LTIP		1,725		1,725	31 Dec 04

Michael McLintock
Phantom M&G options	368			368	31 Dec 02
Phantom M&G shares	225			225	31 Dec 02
Phantom M&G options	368			368	31 Dec 03
Phantom M&G shares	225			225	31 Dec 03
Phantom M&G options		368		368	31 Dec 04
Phantom M&G shares		225		225	31 Dec 04

Mark Tucker
Business cash LTIP	495		495	–	31 Dec 01
Business cash LTIP	540			540	31 Dec 02
Business cash LTIP	600			600	31 Dec 03
Business cash LTIP		600		600	31 Dec 04

Mark Wood
Business cash LTIP	450			450	31 Dec 03
Business cash LTIP		450		450	31 Dec 04

Prudential plc Annual Report 2002 39

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Remuneration Report continued
for year ended 31 December 2002

Other Share Awards
Under the Company’s previous short-term deferred bonus plan, known as the Share Participation Plan (SPP) there are deferred share awards held in trust for five years, which are shown in the table below.

The table below also includes the share awards that have been deferred from annual incentive plan payouts the value of which is included in the bonus figures in the Directors’ Remuneration table. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Group’s annual financial results for the relevant year. For the 2001 awards the average share price was 657 pence.

In order to secure the appointment of Mark Wood, on joining Prudential he was allocated Prudential plc share awards for no consideration that will be released provided he remains in employment with the Company until the release date.

	Shares awarded							Shares released in 2002

	Conditional share awards outstanding at 1 Jan 2002	Conditionally awarded in 2002		Scrip dividends accumulated	Shares released in 2002	Conditional share awards outstanding at 31 Dec 2002	Date of end of restricted period	Shares released in 2002	Date of release	Market price at original date of award (pence)	Market price at date of vesting (pence)

Jonathan Bloomer
SPP awards	12,829				12,829	–	17 Apr 02	12,829	24 Apr 02	568.5	755
	5,935					5,935	21 Apr 03
	6,409					6,409	4 May 04

Mark Tucker
Deferred 2001
annual incentive
award		18,265	[1]	831		19,096	31 Dec 04

Mark Wood
Awards on
appointment	71,569				71,569	–	31 Jul 02	71,569	31 Jul 02	861	491.5
	15,080					15,080	31 Jul 03
	31,672					31,672	31 Dec 03
Deferred 2001
annual incentive
award		6,046	[1]	275		6,321	31 Dec 04

Note
1.  The value of deferred share awards from annual incentive plans is included in the bonus figure in the Directors’ Remuneration table.

Directors’ Shareholdings
The current shareholding policy is that as a condition of serving, all executive and non-executive directors have been required to hold 2,500 shares in the Company. These shares must be acquired within two months of appointment to the Board if the director does not own that number upon appointment. As stated on page 36, non-executive directors have also used a proportion of their fees to purchase additional shares in the Company on a quarterly basis.

The interests of directors in shares of the Company are shown below. These interests include shares awarded under the Share Participation Plan and the share awards made to Mark Wood on appointment (described above). In addition, interests include rights granted under the 1997, 1998 and 1999 Restricted Share Plan where the executive has yet to exercise his right to receive shares. Awards that remain conditional under the Restricted Share Plan are excluded.

The interests of directors in shares of the Company are shown below, including changes between 31 December 2002 and 14 March 2003. All interests are beneficial except 6,175 shares in respect of Sandy Stewart.

	1 Jan 2002	*	31 Dec 2002	14 Mar 2003

Sir David Barnes	4,778		7,081
Bart Becht	0		12,297
Jonathan Bloomer	152,623		176,493	366,493
Philip Broadley	10,381		9,268	10,868
Ann Burdus	3,844		6,719
David Clementi	6,742		6,742	10,742
Clark Manning	2,500		12,500	22,500
Michael McLintock	3,884		43,194
Roberto Mendoza	3,444		45,933	95,933
Rob Rowley	3,680		26,677
Sandy Stewart	13,533		14,722
Mark Tucker	174,150		222,708	280,576	†
Mark Wood	120,900		132,354

* Or date of appointment if later.

† Mark Tucker was awarded 57,868 deferred shares under the annual incentive plan for 2002 (included in the Directors’ Remuneration table on page 37).

40 Prudential plc Annual Report 2002

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The interests of directors in shares of the Company’s listed subsidiary, Egg plc, are shown below, including changes between 31 December 2002 and 14 March 2003.

	1 Jan 2002	31 Dec 2002	14 Mar 2003

Jonathan Bloomer	470	9,092
Philip Broadley	470	2,610
Roberto Mendoza	200,000	225,000	250,000
Rob Rowley	940	940

Directors’ Share Options
The Restricted Share Plan replaced the Executive Share Option Scheme (ESOS) in 1995 as the Group’s primary long-term incentive plan. Some outstanding options under ESOS remain unexercised and are set out below together with options under the Savings-Related Share Option (SAYE) Scheme. The Savings-Related Share Option Scheme is open to all UK and certain overseas employees. Options under this Scheme up to Inland Revenue limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Options outstanding at 1 Jan 2002		Exercised in 2002	Market price on exercise date (pence)	Options forfeit in 2002	Options outstanding at 31 Dec 2002		Market price at 31 Dec 2002 (pence)	Exercise price (pence)	Earliest exercise date	Latest exercise date

Jonathan Bloomer	196,750					196,750		439	315	26 Apr 98	26 Apr 05
	226,750					226,750		439	315	26 Apr 00	26 Apr 05
	7,677	*	7,677	651.5		–		–	254	1 Jun 02	30 Nov 02
	2,247	*				2,247	*	439	751	1 Jun 05	30 Nov 05

	433,424		7,677			425,747

Philip Broadley	1,327	*				1,327	*	439	730	1 Dec 03	31 May 04

Michael McLintock	4,538	*				4,538	*	439	380	25 Mar 03	24 Sept 03

Mark Tucker	2,172	*				2,172	*	439	359	1 Dec 03	31 May 04
	1,348	*				1,348	*	439	751	1 Jun 05	30 Nov 05
	1,041	*				1,041	*	439	648	1 Dec 06	31 May 07

	4,561					4,561

Mark Wood	2,835	*				2,835	*	439	648	1 Dec 08	31 May 09

* Savings-Related Share Option Scheme.

Notes
1.  No options were granted in 2002.

2.  No price was paid for the award of any option.

3.  The highest and lowest share prices during 2002 were 824 pence and 333 pence respectively.

Prudential plc Annual Report 2002 41

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Remuneration Report continued
for year ended 31 December 2002

Directors’ Pensions and Life Assurance
It is the Company’s policy to offer executive directors the facility to save for retirement through efficient pension vehicles. Changes were introduced by the UK Government in 1989 which restrict the pension provision which can be made under Inland Revenue approved pension schemes for new entrants after 31 May 1989 to benefits on annual basic salary up to a threshold known as the earnings cap. The earnings cap for the 2002/2003 tax year is £97,200 per annum. For this reason UK executive directors employed since 1989 are offered a combination of Inland Revenue approved pension schemes and supplementary provision.

UK Inland Revenue Approved Pension Schemes
Executive directors are eligible for one of two Inland Revenue approved pension schemes on the same basis as other employees.

The Prudential Staff Pension Scheme (PSPS) is a non-contributory defined benefit scheme, which provides a pension of 1/60th of Final Pensionable Earnings for each year of service on retirement at age 60 with an option to commute pension for a tax free cash sum. The scheme also provides on death in service, a lump sum of four times pensionable salary, a spouse’s pension of the greater of 25 per cent of pensionable salary or 54 per cent of prospective pension at 60, and children’s pensions of the greater of 8.33 per cent of pensionable salary or 18 per cent of prospective pension at 60 in accordance with the scheme rules. On death in retirement, a spouse’s pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent, but in recent years all pensions in payment have been increased fully in line with the Retail Prices Index.

Mark Tucker, having commenced employment before 1989, is eligible for benefits from PSPS on all basic salary. Philip Broadley and Mark Wood are eligible for benefits from PSPS on basic salary up to the earnings cap. Jonathan Bloomer only receives a lump sum death benefit of four times basic salary up to the earnings cap from PSPS.

The M&G Group Pension Scheme (MGGPS) is a contributory defined benefit scheme that provides a target pension of 2/3rds of Final Pensionable Earnings on retirement at age 60 for an employee with 30 years or more potential service. The MGGPS also has an option to commute pension for a tax free cash sum. The scheme provides on death in service, a lump sum of four times pensionable salary and a spouse’s pension of 50 per cent of prospective pension at 60. On death in retirement, a spouse’s pension of 50 per cent of the pension available at retirement before commutation is payable and a lump sum is also payable if death occurs in the first five years of retirement. Some of the pension payable is guaranteed to increase in line with the Retail Prices Index capped at five per cent, but in recent years all pensions have been increased fully in line with the Retail Prices Index. Members currently contribute 2.4 per cent of basic salary towards the cost of the benefits.

Michael McLintock is eligible for benefits under MGGPS on basic salary up to the earnings cap.

US Directors
Clark Manning participates in the JNL Defined Contribution Retirement Plan which is a US tax qualified defined contribution plan (a 401k plan) under which the total Company contribution for 2002 was £13,973.

Supplementary Arrangements
David Clementi is provided with a salary supplement, part of which is a contribution to a personal pension, and life assurance provision of four times his annual fees under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by the Company to this scheme are a taxable benefit.

Jonathan Bloomer, Philip Broadley, Michael McLintock and Mark Wood are entitled to taxable salary supplements calculated on a formula based on their basic salary not covered for pension benefits under a UK Inland Revenue approved scheme.

These directors may elect to have this salary supplement paid directly to them or to a Funded Unapproved Retirement Benefit Scheme (FURBS) established in their name. In either case it is a taxable emolument.

In addition, these directors are eligible for death benefits broadly equivalent to the PSPS death benefits (both the lump sum and the capitalised value of spouse’s and children’s pensions) on that part of their basic salary not covered by the Inland Revenue approved scheme under the Prudential Supplementary Life Assurance Scheme (PSLAS). The premiums paid by the Company to this scheme are a taxable benefit.

Clark Manning is provided with life assurance cover of two times basic salary.

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Details of directors’ pension entitlements under Inland Revenue approved defined benefit schemes and the pre-tax amount of any salary supplements and/or contributions to FURBS paid by the Company are set out below:

	Age at 31 Dec 2002	Years of pensionable service at 31 Dec 2002	Accrued benefit at 31 Dec 2002 £000	Additional pension earned during year ended 31 Dec 2002		Transfer value of accrued benefit at 31 December		Amount of (B-A) less contributions made by directors during 2002 £000	Pre-tax salary supplements and contributions to FURBS or other pension arrangements[2] £000

				£000	£000*	2002 B £000	2001 A £000

David Clementi	53	–	–	–	–	–	–	–	9
Jonathan Bloomer	48	–	–	–	–	–	–	–	218
Philip Broadley	41	2	4	2	2	28	21	7	98
Clark Manning	44	–	–	–	–	–	–	–	14
Michael McLintock	41	10	22	3	2	124	146	(29)	66
Mark Tucker	45	17	133	7	5	1,027	1,225	(198)	–
Mark Wood	49	1	3	2	2	22	10	12	120

*Excluding inflation

Notes
1.	The transfer value equivalent has been calculated in accordance with Actuarial Guidance Note GN11.
2.	As described under Supplementary Arrangements.

No enhancements to the retirement benefits paid to or receivable by directors or former directors other than the discretionary pension increases awarded to all pensioners have been made during the year.

Total contributions to directors’ pension schemes, including payments by the Company to PSPS, MGGPS and PSLAS were £760,000 (2001 £575,000).

Signed on behalf of the Board of directors

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Directors’ Report

Principal Activity and Business Review
Prudential plc is the Group holding company and the principal activity of its subsidiary undertakings is the provision of financial services in Europe, the US and Asia. Particulars of principal subsidiary undertakings are given in note 30 on page 79. The Group’s business and likely future developments are reviewed in the Chairman’s Statement on pages 2 and 3, the Group Chief Executive’s Review on pages 4 and 5, the Business Review on pages 6 to 13 and the Financial Review on pages 14 to 25.

Financial Statements and Supplementary Information
The consolidated balance sheet on pages 50 and 51 shows the state of affairs of the Group at 31 December 2002. The Company’s balance sheet appears on page 53 and the consolidated profit and loss account on pages 47 to 49. Information prepared on the achieved profits basis of financial reporting is provided on pages 89 to 101. A summary of the statutory basis results is shown on page 46. There is a five year review of the Group on pages 87 and 88.

Dividends
The directors have declared a final dividend for 2002 of 17.1 pence per share payable on 28 May 2003 to shareholders on the register at the close of business on 21 March 2003. The dividend for the year, including the interim dividend of 8.9 pence per share paid in 2002, amounts to 26.0 pence per share compared with 25.4 pence per share for 2001. The total cost of dividends for 2002 was £519 million.

Payment Policy
It is the policy of the Group to agree terms of payment when orders for goods and services are placed and to pay in accordance with those terms. Trade creditor days, based on the ratio of trade creditors at the year-end to the amounts invoiced by trade creditors during the year, were 22 days.

Directors
The present directors are shown on pages 28 and 29. Clark Manning and Bart Becht were appointed as directors on 2 January 2002 and 9 May 2002 respectively. In accordance with the Articles of Association, Bart Becht will retire and offer himself for election at the Annual General Meeting. Sir Roger Hurn resigned as Chairman on 30 November 2002. David Clementi was appointed as Chairman on 1 December 2002 and, in accordance with the Articles of Association, he will retire and offer himself for election at the Annual General Meeting. Michael McLintock, Sandy Stewart and Roberto Mendoza will retire by rotation at the Annual General Meeting and offer themselves for re-election. Details of directors’ interests in the share capital of the Company and its listed subsidiary, Egg plc, are set out in the Remuneration Report on pages 40 and 41.

Employees
The following information is given principally in respect of employees of the Group in the United Kingdom. The policy towards employees overseas is the same but the practical application of the policy varies according to local requirements.

Equal Opportunity
Prudential recognises, respects and values difference and diversity. Its equal opportunities policy is to be fair, responsible and caring in all aspects of the business. The Group seeks to ensure all employees and applicants to its businesses are given equal opportunity in all aspects of employment to ensure that the Group’s businesses attract, retain and promote the best available talent. All the businesses work to embed these principles in all aspects of their management practices and to ensure that this is evident to employees in their day-to-day work.

It is Group policy to give full and fair consideration and encouragement to the employment of applicants with suitable aptitudes and abilities, and to continuing the employment of staff who become disabled, and to provide training and career development opportunities to disabled employees.

Employee Involvement
The Group has effective communication channels through which employees’ views can be sought on issues which concern them. Throughout the Group there is close consultation between management and other employees on appropriate matters of concern, with a view to keeping employees informed about the progress of the Group’s business and the economic factors affecting it. Communication with employees is achieved in a number of ways, including staff briefings and through the Group’s intranet site. Prudential’s European Employee Forum provides an opportunity for elected staff representatives to consult with senior management on strategic European business issues. Each Prudential business in Europe is represented on the Forum. M&G’s Staff Consultative Committee promotes communication throughout M&G and is the forum for dialogue on a range of issues of interest to staff.

In 2002 employees were again invited to participate in the Prudential Savings-Related Share Option Scheme. The Scheme has now been operating for over 19 years and a majority of UK staff currently participate. The Prudential International Savings-Related Share Option Scheme (ISSOS) for employees has been operating since 2000 in Hong Kong, Malaysia and Singapore, and since 2001 in Taiwan and India. On average 22 per cent of employees in those countries covered by the ISSOS currently participate.

The trustees of each of the Group’s UK pension schemes include elected individuals.

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Donations
Prudential is committed to supporting the communities where it is an employer. In 2002 the Company spent £3.3 million on community support activity, including in-kind donations and staff time. Within this, direct donations to charitable organisations amounted to £1.6 million, of which £1.1 million came from EU operations. This is broken down as follows: Education £675,000; Social and Welfare £315,000; Environment £83,000; Children and Youth £31,000; Medical and Other £31,000; and Arts and Heritage £8,000. The total aggregate figure for charitable donations from Prudential’s non-EU subsidiaries (Jackson National Life and Prudential Corporation Asia) amounted to £0.5 million. Jackson National Life made political donations of $15,500 in 2002. However, the Group’s policy not to make donations to EU political parties or to incur EU political expenditure, within the normal meaning of those expressions, has not changed and the Group did not make any such donations or incur any such expenditure in 2002.

Auditors
A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be put to the Annual General Meeting.

Shareholders
The number of accounts on the share register at 31 December 2002 was 86,400 (2001 84,936). Further information about shareholdings in the Company is given on page 103. At 14 March 2003 the Company had received notification in accordance with Sections 198 to 208 of the Companies Act 1985 from The Capital Groups Companies Inc. of a holding of 4 per cent of the Company’s share capital, from Fidelity Investments of a holding of 3.96 per cent of the Company’s share capital, and from Legal and General Investment Management Limited of a holding of 3 per cent of the Company’s share capital.

On behalf of the Board of directors

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Summary of Statutory Basis Results
year ended 31 December 2002

The following table shows the statutory basis results reported in the profit and loss account on pages 47 to 49.

It does not form part of the statutory financial statements.

	2002 £m		2001 £m

Operating profit before tax (based on long-term investment returns)
before amortisation of goodwill
General business:
UK Insurance Operations	–		79
Re-engineering costs	–		(7)

Balance on the general business technical account (analysed on page 47)	–		72

Long-term business:
UK Insurance Operations	368		435
US Operations	139		282
Prudential Asia (net of development expenses of £26m (£19m))	62		25
Prudential Europe (net of development expenses of £8m (£29m))	1		(24)
UK re-engineering costs attributable to shareholders	(14)		(41)

Balance on the long-term business technical account before tax (analysed on pages 48 and 49)	556		677

M&G	71		75
US broker dealer and fund management	14		16
Egg	(20)		(88)
Other income and expenditure (analysed on page 65)	(189)		(130)

Group operating profit before amortisation of goodwill	432		622

Items excluded from operating profit before amortisation of goodwill:
Amortisation of goodwill	(98)		(95)
Short-term fluctuations in investment returns	(205)		(480)
Merger break fee (net of related expenses)	–		338
Profit on sale of UK general business operations	355		–

Total	52		(237)

Statutory basis profit on ordinary activities before tax (analysed on page 49)	484		385

Tax on profit on ordinary activities:
Tax on operating profit before amortisation of goodwill	(122)		(174)
Tax on items excluded from operating profit before amortisation of goodwill	78		153

Total tax on profit on ordinary activities	(44)		(21)

Minority interests	9		25
Statutory basis profit for the financial year after minority interests:
Operating profit after tax and related minority interests before amortisation of goodwill	314		460
Items excluded from operating profit after tax before amortisation of goodwill	135		(71)

Total statutory basis profit for the financial year after minority interests	449		389

Earnings per share
Based on operating profit after tax and related minority interests before amortisation of goodwill	15.8	p	23.3	p
Based on total statutory profit for the financial year after minority interests – basic	22.6	p	19.7	p
Dividend per share	26.0	p	25.4	p

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Consolidated Profit and Loss Account
year ended 31 December 2002

General Business Technical Account	Note	2002 £m	2001 £m

Gross premiums written	5	329	390
Outwards reinsurance premiums	34	(329)	(333)

Premiums written, net of reinsurance		–	57
Change in the gross provision for unearned premiums		6	(25)
Change in the provision for unearned premiums, reinsurers’ share		(6)	158

Earned premiums, net of reinsurance		–	190

Allocated investment return transferred from the non-technical account	10	8	37

Claims paid:
Gross amount		(221)	(254)
Reinsurers’ share	34	214	6

Net of reinsurance		(7)	(248)

Change in the provision for claims:
Gross amount		10	32
Reinsurers’ share		(8)	158

Net of reinsurance		2	190

Claims incurred, net of reinsurance		(5)	(58)

Net operating expenses (including re-engineering costs of £nil (£7m))	14	(3)	(95)

Change in the equalisation provision		–	(2)

Balance on the general business technical account	7,10	–	72

Following the sale of the Group's UK home and motor general business operations on 4 January 2002 (see note 34), the whole of the general business technical account relates to discontinued operations.

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Consolidated Profit and Loss Account continued
year ended 31 December 2002

Long-term Business Technical Account	Note	2002 £m	2001 £m

Gross premiums written	5	16,669	15,196
Outwards reinsurance premiums		(216)	(180)

Earned premiums, net of reinsurance		16,453	15,016

Investment income	12	7,016	9,394

Claims paid:
Gross amount		(13,816)	(13,209)
Reinsurers’ share		124	130

Net of reinsurance		(13,692)	(13,079)

Change in the provision for claims:
Gross amount		(4)	31
Reinsurers’ share		12	(1)

Net of reinsurance		8	30

Claims incurred, net of reinsurance		(13,684)	(13,049)

Change in long-term business provision:
Gross amount		(4,127)	(7,233)
Reinsurers’ share		59	221

Net of reinsurance		(4,068)	(7,012)

Change in provisions for linked liabilities, net of reinsurance		1,346	901

Change in other technical provisions, net of reinsurance		(2,722)	(6,111)

Net operating expenses (including re-engineering costs of £38m (£193m))	14	(1,799)	(1,982)

Investment expenses and charges	15	(499)	(539)

Unrealised losses on investments		(10,761)	(10,667)

Tax attributable to the long-term business	16	659	241

Allocated investment return transferred from the non-technical account		199	385

Transfer from the fund for future appropriations		5,520	7,754

Balance on the long-term business technical account		382	442

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Non-technical Account	Note	2002 £m		2001 £m

Balance on the general business technical account	7	–		72

Balance on the long-term business technical account		382		442
Tax credit attributable to balance on the long-term business technical account	16	174		235

Balance on the long-term business technical account before tax	7	556		677

Profit on insurance activities		556		749

Other activities
Investment income	12	283		199
Allocated investment return transferred to the long-term business technical account		(199)		(385)
Investment expenses and charges	15	(191)		(162)
Unrealised losses on investments		(217)		(162)
Allocated investment return transferred to the general business technical account		(8)		(37)
Other income:
UK investment management and products result		71		75
US broker dealer and fund management results		14		16
Merger break fee (net of related expenses)		–		338
Profit on sale of UK general business operations	34	355		–
Other charges:
Corporate expenditure	7	(62)		(63)
UK banking business result	10	(20)		(88)
Amortisation of goodwill	17	(98)		(95)

Loss on other activities	7	(72)		(364)

Profit on ordinary activities before tax	7	484		385
Tax on profit on ordinary activities	16	(44)		(21)

Profit for the financial year before minority interests		440		364
Minority interests		9		25

Profit for the financial year after minority interests		449		389

Dividends:
Interim (at 8.9p (8.7p) per share)		(178)		(172)
Final (at 17.1p (16.7p) per share)		(341)		(332)

Total dividends		(519)		(504)

Retained loss for the financial year		(70)		(115)

Reconciliation of operating profit before amortisation of goodwill to profit on ordinary activities*
Continuing operations		432		550
Discontinued general business operations		–		72

Operating profit before amortisation of goodwill based on long-term investment returns	7	432		622
Amortisation of goodwill	17	(98)		(95)

Operating profit based on long-term investment returns		334		527
Short-term fluctuations in investment returns	4	(205)		(480)
Merger break fee (net of related expenses)		–		338
Profit on sale of UK general business operations	34	355		–

Profit on ordinary activities before tax	7	484		385

Basic earnings per share
Based on operating profit after tax and related minority interests before amortisation of goodwill
of £314m (£460m) and 1,988m (1,978m) shares	4	15.8	p	23.3	p
Based on profit for the financial year after minority interests of £449m (£389m) and 1,988m (1,978m) shares	4	22.6	p	19.7	p

Diluted earnings per share
Based on profit for the financial year after minority interests of £449m (£389m) and 1,991m (1,982m) shares	4	22.6	p	19.6	p

Dividend per share		26.0	p	25.4	p

* Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these financial statements.

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Consolidated Balance Sheet
31 December 2002

Assets	Note	2002 £m	2001 £m

Intangible assets
Goodwill	17	1,604	1,687

Investments
Land and buildings	22	10,766	10,487
Investments in participating interests	23	73	87
Other financial investments	24	104,299	109,328

	33	115,138	119,902

Assets held to cover linked liabilities	25	15,763	17,453

Reinsurers’ share of technical provisions
Provision for unearned premiums		157	163
Long-term business provision		621	589
Claims outstanding		221	221
Technical provisions for linked liabilities		244	330

	8	1,243	1,303

Debtors
Debtors arising out of direct insurance operations:
Policyholders		243	270
Intermediaries		3	2
Debtors arising out of reinsurance operations		23	21
Other debtors:
Tax recoverable		212	174
Other		385	511

		866	978

Other assets
Banking business assets:
Egg	10	10,526	8,037
Jackson Federal Bank		976	935
Tangible assets	26	196	241
Cash at bank and in hand	33	1,115	1,436
Own shares (ordinary shares of parent company)	27	34	52
Present value of acquired in force long-term business	18	113	138
Present value of future margins relating to advances from reinsurers		118	135

		13,078	10,974

Prepayments and accrued income
Accrued interest and rent		1,156	1,125
Deferred acquisition costs:
Long-term business		3,218	3,175
General business		–	29
Other prepayments and accrued income		95	143

		4,469	4,472

Total assets		152,161	156,769

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Liabilities	Note	2002 £m	2001 £m

Capital and reserves
Share capital	27	100	100
Share premium	27	550	533
Profit and loss account		3,018	3,317

Shareholders’ funds – equity interests	9	3,668	3,950

Minority interests		108	118

Fund for future appropriations	8	7,663	13,202

Technical provisions
Provision for unearned premiums		163	202
Long-term business provision		99,114	98,511
Claims outstanding		953	980
Equalisation provision		–	40

	8	100,230	99,733

Technical provisions for linked liabilities	8	16,007	17,783

Provision for other risks and charges
Deferred tax	16	696	2,005

Deposits received from reinsurers		173	192

Creditors
Creditors arising out of direct insurance operations		252	420
Creditors arising out of reinsurance operations		184	341
Debenture loans	31	2,293	2,244
Amounts owed to credit institutions	31	296	1,052
Other borrowings	31	1,784	1,543
Obligations of Jackson National Life under funding and stocklending arrangements	31	5,098	3,703
Other creditors including taxation and social security:
Banking business liabilities:
Egg	10	9,882	7,465
Jackson Federal Bank		902	868
Tax		924	338
Final dividend		341	332
Other creditors		1,022	1,014

		22,978	19,320

Accruals and deferred income		638	466

Total liabilities		152,161	156,769

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Consolidated Statement of Total Recognised Gains and Losses
year ended 31 December 2002

	2002 £m	2001 £m

Profit for the financial year after minority interests	449	389
Exchange movements	(252)	52

Total recognised gains relating to the financial year	197	441

Reconciliation of Movements in Consolidated Shareholders’ Capital and Reserves
year ended 31 December 2002

	Ordinary share capital (note 27) £m	Share premium (note 27) £m	Retained profit and loss reserve £m	Total £m

1 January 2001	99	458	3,414	3,971
Total recognised gains relating to 2001			441	441
Dividends			(504)	(504)
New share capital subscribed	1	41		42
Transfer for shares issued in lieu of cash dividends		(20)	20
Charge in respect of shares issued to qualifying employee share ownership trust		54	(54)

1 January 2002	100	533	3,317	3,950
Total recognised gains relating to 2002			197	197
Dividends			(519)	(519)
New share capital subscribed		40		40
Transfer for shares issued in lieu of cash dividends		(23)	23

31 December 2002	100	550	3,018	3,668

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Balance Sheet of the Company
31 December 2002

	Note	2002 £m	2001 £m

Fixed assets
Investments:
Shares in subsidiary undertakings	28	5,500	5,179
Loans to subsidiary undertakings	28	2,160	1,584

		7,660	6,763

Current assets
Debtors:
Amounts owed by subsidiary undertakings		1,420	1,521
Tax recoverable		–	9
Other debtors		28	24
Cash at bank and in hand		36	16

		1,484	1,570

Less liabilities: amounts falling due within one year
Commercial paper	31	(1,632)	(1,417)
Other borrowings		(29)	–
Amounts owed to subsidiary undertakings		(14)	(8)
Tax payable		(126)	–
Final dividend		(341)	(332)
Sundry creditors		(19)	(31)
Accruals and deferred income		(43)	(44)

		(2,204)	(1,832)

Net current liabilities		(720)	(262)

Total assets less current liabilities		6,940	6,501
Less liabilities: amounts falling due after more than one year
Debenture loans	31	(1,703)	(1,698)
Amounts owed to subsidiary undertakings		(3,511)	(2,925)

		(5,214)	(4,623)

Total net assets		1,726	1,878

Capital and reserves
Share capital	27	100	100
Share premium	27	550	533
Profit and loss account	29	1,076	1,245

Shareholders’ funds		1,726	1,878

The financial statements on pages 47 to 85 were approved by the Board of directors on 21 March 2003.

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Consolidated Cash Flow Statement
year ended 31 December 2002

	Note	2002 £m	2001 £m

Operating activities
Net cash inflow from operating activities	33	31	95

Interest
Interest paid		(180)	(147)

Tax
Tax recovered (paid)		299	(44)

Acquisitions, disposals and similar items
Net cash inflow from:
Acquisition of fund management and long-term business subsidiary undertakings	33	(12)	(182)
Merger break fee received		–	338
Disposal of UK general business operations	33	353	–

Net cash inflow from acquisitions, disposals and similar items		341	156

Equity dividends
Equity dividends paid		(509)	(494)

Net cash outflow before financing		(18)	(434)

Financing
Issue of borrowings	33	86	640
Movement on credit facility utilised by investment subsidiaries managed by PPM America	33	(165)	404
Issues of ordinary share capital	33	40	42

Net cash (outflow) inflow from financing		(39)	1,086

Net cash (outflow) inflow for the year		(57)	652

The net cash (outflow) inflow was invested as follows:
Portfolio investments
Purchases:
Ordinary shares		39	20
Fixed income securities		3,209	2,416

		3,248	2,436

Sales:
Ordinary shares		(294)	(155)
Fixed income securities		(3,037)	(504)

		(3,331)	(659)

Net (sales) purchases of portfolio investments	33	(83)	1,777
Increase (decrease) in cash and short-term deposits, net of overdrafts	33	26	(1,125)

		(57)	652

In accordance with FRS 1, this statement shows only the cash flows of general business and shareholders’ funds. Cash flows of long-term business operations are excluded.

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Notes on the Financial Statements

1. Nature of Operations
Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group with its principal operations in the United Kingdom, the United States and Asia. During 2002, the Group operated in the UK through its subsidiaries, primarily The Prudential Assurance Company Limited (PAC), Prudential Annuities Limited, Prudential Retirement Income Limited, Scottish Amicable Life plc (SAL), M&G Group plc, and Egg plc. In December 2002 the business of SAL was transferred to PAC under a court-approved arrangement. In the US the Group’s principal subsidiary is Jackson National Life Insurance Company.

Long-term business products written in the UK and Asia are principally with-profits deposit administration, other conventional and unitised with-profits policies and non-participating pension annuities in the course of payment. Long-term business also includes linked business written in the UK, Asia and Europe. The principal products written by Jackson National Life in the US are interest sensitive deferred annuities and whole-life policies, variable annuities, guaranteed investment contracts, equity linked indexed deferred annuities and term life insurance.

2. Basis of Preparation
The consolidated financial statements are prepared in accordance with the provisions of Section 255A of, and Schedule 9A to, the Companies Act 1985 which cover the disclosures applicable to insurance companies and groups.

The consolidated financial statements are prepared in accordance with applicable accounting standards under UK Generally Accepted Accounting Practice (UK GAAP), including Financial Reporting Standards (FRS) and Statements of Standard Accounting Practice (SSAP) and also in accordance with the Statement of Recommended Practice, ‘Accounting for Insurance Business’, issued in December 1998 by the Association of British Insurers (the ABI SORP). The ABI SORP is currently under review and an Exposure Draft of the Revised SORP was issued for public consultation in November 2002. In preparing these financial statements the Company has not applied any of the changes proposed in the Exposure Draft. The results of US operations and certain Asian operations are prepared on the basis of US GAAP, adjusted where necessary to comply with UK GAAP.

FRS 17, ‘Retirement benefits’ was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognised and disclosed in the financial statements. Under FRS 17 none of the requirements need be recognised in the primary financial statements for the years ended 31 December 2002 and 2001. However, for 2002 disclosure is required in respect of the impact of FRS 17 on the opening and closing balance sheet positions, profit and loss account, and statement of total recognised gains and losses to illustrate the effect if the standard had been recognised in these primary financial statements. The Company has adopted the standard in this respect and details are disclosed in note 19.

FRS 19, ‘Deferred tax’ was issued in December 2000. This standard requires deferred tax to be recognised on most types of timing differences, in particular for gains and losses on assets that are continuously revalued to fair value where changes in fair value are recognised in the profit and loss account. The standard is required to be implemented for financial statements relating to accounting periods ending on or after 23 January 2002. However, early adoption was encouraged by the standard. The Company adopted the standard in its financial statements for 2001. Accordingly, the 2002 financial statements, including comparative figures for 2001, have been prepared in accordance with FRS 19.

The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiary undertakings in which Prudential has a controlling interest, using accounts drawn up to 31 December 2002. The results of subsidiaries are included in the financial statements from the date acquired to the effective date of disposal. All intercompany transactions are eliminated on consolidation except for investment management fees charged by M&G and the Group’s US and Asia fund management operations to long-term business funds.

The consolidated profit and loss account comprises a general business technical account (property and casualty insurance business); a long-term business technical account (life insurance, pension, disability and sickness insurance and annuity business); and a non-technical account. For the year ended 31 December 2002 all transactions recorded in the general business technical account relate to discontinued operations. The insurance operations are presented by category of income and expenditure in each respective technical account. The balances (profits on insurance activities for the year) from the general and long-term business technical accounts are then included in the non-technical account and combined with the Group’s non-insurance businesses (principally banking and fund management) to determine the consolidated profit for the financial year.

In accordance with FRS 1, ‘Cash flow statements’, the statement of cash flows reflects only the cash flows of general business, the Group’s other non-insurance businesses included in the non-technical account, and amounts transferred to shareholders’ funds from the Group’s long-term businesses.

The balance sheet of the Company is prepared in accordance with Section 226 of, and Schedule 4 to, the Companies Act 1985, which apply to companies generally. The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

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Notes on the Financial Statements continued

3. Significant Accounting Policies
Long-term business
The results are prepared in accordance with the modified statutory basis of reporting as set out in the Statement of Recommended Practice issued by the Association of British Insurers in December 1998.

Premiums and claims
Premium and annuity considerations for conventional with-profits policies and other protection-type life insurance policies are recognised when due. Premium and annuity considerations for linked policies, unitised with-profits policies and other investment-type policies are recognised when received or, in the case of unitised or unit linked policies, when units are issued. Premiums exclude any taxes or duties assessed based on premiums.

Policy fees are charged to the linked, unitised with-profits and other investment-type policyholders’ account balances for mortality, asset management and policy administration. These fees are recognised as revenue when charged against the policyholders’ account balances.

Claims paid include maturities, annuities, surrenders and deaths. Maturity claims are recorded on the policy maturity date. Annuity claims are recorded when the annuity becomes due for payment. Surrenders are recorded when paid, and death claims are recorded when notified.

Deferred acquisition costs
Costs of acquiring new business, principally commissions, marketing and advertising costs and certain other costs associated with policy issuance and underwriting that are not reimbursed by policy charges are specifically identified and capitalised as deferred acquisition costs (DAC), which are included as an asset in the balance sheet. The DAC asset is amortised against margins in future revenues on the related insurance policies, to the extent that the amounts are recoverable out of the margins. Recoverability of the unamortised DAC asset is assessed at the time of policy issue, and reviewed if profit margins have declined.

For with-profits business, the amortisation of the DAC asset is taken into account in determining the transfer from or to the fund for future appropriations. Movements on the DAC asset and amortisation for with-profits business have no direct impact on the profit attributable to shareholders.

For the business of Jackson National Life the determination of the expected emergence of margins, against which the amortisation profile of the DAC asset is established, is dependent on certain key assumptions. For single premium deferred annuity business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. For variable annuity business, the key assumption is the expected long-term level of equity market returns which, for 2002, was 8.4% per annum implemented using a mean reversion methodology. These returns affect the level of future expected profits through their effects on fee income and the required level of provision for guaranteed minimum death benefit claims.

Long-term business provision
Prudential’s long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the profits of the long-term business supporting these policies. This business is also written in parts of Asia. Such policies are called ‘with-profits’ policies. Prudential maintains with-profits funds within the Group’s long-term business funds which segregate the assets and liabilities and accumulate the profit and loss activity related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders’ profits with respect to bonuses declared on with-profits business correspond to the shareholders’ share of the cost of bonuses as declared by the Board of directors. The shareholders’ share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

Annual bonuses are declared and credited each year to all with-profits policies. The annual bonuses increase policy benefits and, once credited, become guaranteed. Annual bonuses are charged to the profit and loss account as a change in the long-term business provision in the year declared. Final bonuses are declared each year and accrued for policies scheduled to mature and death benefits expected to be paid during the next financial year. Final bonuses are not guaranteed and are only paid on policies that result from claims through the death of the policyholder or maturity of the policy within the period of declaration or by concession on surrender. No policyholder benefit provisions are recorded for future annual or final bonus declarations.

The future policyholder benefit provisions on conventional with-profits and other protection-type policies are calculated using the net premium method. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only for the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of future net premiums from the present value of future benefits (including vested bonuses) using a prudent discount rate. The assumptions to which the estimation of the long-term business provision is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders. The net premium reserves are calculated

56  Prudential plc Annual Report 2002

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3. Significant Accounting Policies continued
Long-term business provision continued
using assumptions for interest, mortality, morbidity and expense, but without assumptions for withdrawals. These assumptions are determined as prudent best estimates at the date of valuation. Interest rates used in establishing policyholder benefit provisions for conventional with-profits policies in the consolidated financial statements range from 3.0% to 5.0%. The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year and range from 2.4% to 5.4%. Mortality rates used in establishing policyholder benefit provisions are based on published mortality tables adjusted to reflect actual experience. For accumulating with-profits business of The Prudential Assurance Company Limited, the provision has been taken as the lower of:
• the accumulated fund or the value at the bid price of the notional number of units allocated to policyholders, in both cases excluding final bonus, and
• the surrender or transfer value which, having regard to policyholders’ reasonable expectations, would be payable at the valuation date, or, if greater, the value of the guaranteed liabilities excluding final bonus calculated on a gross premium bonus reserve method.

For the purpose of calculating the liability using the bonus reserve method, the assumed interest rates range from 3.2% to 5.0%, while future reversionary bonuses are assumed to fall from current levels to zero at 1.5% per year. Additional details for PAC are given in the statutory accounts of that company.

The future policyholder benefit provisions for Jackson National Life’s conventional protection-type policies are determined using the net level premium method, with an allowance for surrenders and claims expenses. Rates of interest used in establishing the policyholder benefit provisions range from 6.0% to 8.4%. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables, depending on underwriting classification and policy duration. For investment-type products sold by Jackson National Life, the policyholder benefit provision included within technical provisions in the consolidated balance sheet is the policyholder account balance.

Segregated accounts are established for policyholder business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index. The assets and liabilities of this linked business are reported as summary totals in the consolidated balance sheet.

The future policyholder benefit provisions for Asian businesses are determined in accordance with methods prescribed by local GAAP. In regions where local GAAP is not well established, US GAAP is used as the most appropriate proxy to local GAAP. The valuation of policyholder benefit provisions may differ from that determined on a UK modified statutory basis.

Fund for future appropriations
The fund for future appropriations (FFA) represents the excess of assets over policyholder liabilities for the Group’s with-profits funds. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the FFA each year through a charge (credit) to the profit and loss account. The balance retained in the FFA represents cumulative retained earnings arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance retained in the FFA is determined after full provision for deferred tax on unrealised appreciation on investments. The FFA in respect of the Scottish Amicable Insurance Fund is wholly attributable, but not yet allocated, to policyholders of that fund. Details are shown in note 8.

Overseas subsidiaries
Results of overseas subsidiaries are determined initially using local GAAP bases of accounting with subsequent adjustments where necessary to comply with the Group’s accounting policies.

In the case of Jackson National Life, US GAAP results are adjusted to comply with UK GAAP in respect of the valuation basis for fixed income securities and certain financial derivative instruments. Further details are shown in note 11.

General insurance
General insurance business is accounted for on an annual accounting basis.

Revenue recognition
Premiums are recognised when risks are assumed. The proportion of premiums written relating to periods of risk beyond any year-end is recorded as an unearned premium provision and subsequently recognised in earnings proportional to the period of the risk. Premiums are presented gross of commission and exclude any taxes or duties assessed based on premium.

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Notes on the Financial Statements continued

3. Significant Accounting Policies continued
Deferred acquisition costs
Direct and indirect costs associated with the writing of new general insurance policies are deferred and amortised in a manner consistent with the method used for premium recognition described above.

Claims
Claims incurred include settlement and handling costs of paid and outstanding claims arising from events occurring in the year and adjustments to prior years’ claims provisions. Outstanding claims include claims incurred up to, but not paid, at the end of the accounting period, whether or not reported.

An unexpired risks provision is established for any excess of expected claims and deferred acquisition costs over unearned premiums and investment returns. The assessment of expected claims involves consideration of claims experience up to the end of the accounting period. No specific provision is made for major events occurring after this date.

Investment returns
Investment returns comprise investment income, realised gains and losses and changes in unrealised gains and losses, except for changes in unrealised gains and losses on debt securities held by Jackson National Life. Subject to provisions for permanent diminutions in value, debt securities held by Jackson National Life are carried at amortised cost.

Investment returns in respect of long-term business, including that on assets matching solvency capital, are included in the long-term business technical account. Other investment returns are included in the non-technical account.

Investment returns on assets covering general business liabilities are allocated from the non-technical account to the general business technical account. For 2001 the allocated return for, now discontinued, UK personal lines business reflected longer-term returns on assets covering general business liabilities and related solvency capital. Investment returns are also allocated between the long-term business technical account and the non-technical account for the difference between the actual investment rate of return of the long-term business technical account and the longer-term rate of return on the assets backing shareholder financed long-term business (primarily Jackson National Life and certain Asian operations). Further details are provided in note 4.

Reinsurance
In the normal course of business, the Group seeks to reduce loss exposure arising primarily from catastrophes or other significant adverse events by reinsuring certain levels of risk in various areas of exposure with other insurance companies or reinsurers. An asset or liability is recorded in the consolidated balance sheet representing premiums due to or payments due from reinsurers, and the share of losses recoverable from reinsurers.

Certain reinsurance contracts include significant financing elements. For these contracts the financing liability is recorded as a deposit due to the reinsurer. An asset representing the present value of future margins on the ceded business from which the financing will be repaid is also recognised on the consolidated balance sheet to the extent the reinsurer has assumed the risk that such margins will emerge.

Tax
The Group’s UK subsidiaries each file separate tax returns. Jackson National Life and other foreign subsidiaries, where permitted, file consolidated income tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75% owned subsidiary of another UK company or both are 75% owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading profits and losses arising in the same accounting period may be offset for purposes of determining current and deferred taxes.

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. To the extent that losses of an individual UK company are not offset in any one year they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of FRS 19, issued in December 2000. The Company has chosen not to apply the option available under FRS 19 of recognising such assets and liabilities on a discounted basis to reflect the time value of money. Except as set out in FRS 19, deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date.

Deferred tax on changes in the fair value of investments is recognised in the profit and loss account. The deferred tax liability in respect of revaluation of investments is recognised in shareholders’ funds and the fund for future appropriations. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

58 Prudential plc Annual Report 2002

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3. Significant Accounting Policies continued
Tax continued
The tax charge for long-term business included in the long-term business technical account includes tax expense on with-profits funds attributable to both the policyholders and the shareholders. Different tax rules apply under UK law depending upon whether the business is life insurance or pension business. Tax on the life insurance business is based on investment returns less expenses attributable to that business. Tax on the pension business is based on the shareholders’ profits or losses attributable to that business. The shareholders’ portion of the long-term business is taxed at the shareholders’ rate with the remaining portion taxed at rates applicable to the policyholders.

The balance of the long-term business technical account is net of the total tax attributable to the long-term business. In order to present the profit on long-term insurance activities in the non-technical account on a pre-tax basis, a tax credit attributable to the shareholders’ portion of the tax provision for long-term business, calculated at the effective tax rate (where appropriate on a long-term basis) of the underlying business, is added. This shareholder tax add-back is then included in the tax expense on the profit on ordinary activities within the non-technical account. Further details are provided in note 16.

Stock-based compensation
The Group offers share award and option plans for certain key employees and a Save As You Earn plan (SAYE plan) for all UK and certain overseas employees. The arrangements for distribution to employees of shares held in trust relating to share award plans and for entitlement to dividends depend upon the particular terms of each plan. Shares held in trust relating to these plans are conditionally gifted to employees. Compensation costs for non-SAYE plans are recorded over the periods during which share awards or options are earned. Compensation costs are based on the quoted market prices of the shares at the grant date less any amounts paid or payable by employees in respect of the awards. In addition, shares are issued to a qualifying share ownership trust with the excess of the market price subscribed at the date of transfer by the trust over nominal value recorded by the Company in its share premium account. This amount includes the difference between the market price at the date of transfer to the trust and amounts payable by employees and is charged directly to the profit and loss account reserve within shareholders’ funds.

Pension costs
These financial statements have been prepared in accordance with the provisions of SSAP 24, ‘Pension costs’. Disclosures of the movements in the financial position of the Company’s defined benefit schemes, applying the methodology prescribed by FRS 17, are shown in note 19. Contributions to the Group’s defined benefit plans are calculated and expensed on a basis that spreads the costs over the service lives of participants. Contributions in respect of defined contribution plans are accrued by the Group when incurred.

Land and buildings
Investments in tenant and Group occupied leasehold and freehold (directly owned) properties are carried at estimated fair value, with changes in estimated fair value included in investment returns. Properties are valued annually either by the Group’s qualified surveyors or professional external valuers using The Royal Institution of Chartered Surveyors (RICS) guidelines. The RICS guidelines apply separate assumptions to the value of the land, buildings, and tenancy associated with each property. Each property is externally valued at least once every three years. The cost of additions and renovations is capitalised and considered when estimating fair value.

In accordance with SSAP 19, ‘Investment properties’, no depreciation is provided on investment properties (other than Group occupied) as management consider that these properties are held for investment purposes.

Investments in participating interests
A participating interest is a beneficial equity investment where the Group exercises influence over the investee’s operating and financial policies. A participating interest where the Group exercises significant influence over the investee, generally through ownership of 20% or more of the entity’s voting rights, is considered to be an investment in associate. The Group’s investments in associates are recorded at the Group’s share of net assets. The carrying value of investments in associates is adjusted each year for the Group’s share of the entities’ profit or loss.

The Group’s investments in joint ventures are also recorded at the Group’s share of net assets. Other participating interests, where significant influence is not exercised, are carried as investments on the consolidated balance sheet at fair value.

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Notes on the Financial Statements continued

3. Significant Accounting Policies continued
Other financial investments
Other financial investments include equity securities; debt and other fixed income securities; mortgage and other loans; loans to policyholders and deposits with credit institutions.

Equity securities and debt and other fixed income securities
Equity securities are carried at fair value. Debt and other fixed income securities are carried at fair value, except for those held by Jackson National Life, which, subject to provision for permanent diminutions in value, are carried at amortised cost. Fair value is based on quoted market prices for listed securities, and on quotations provided by external fund managers, brokers, independent pricing services or values as determined by management for unlisted securities. Changes in fair value are recognised in investment returns during the year of the change. Debt and other fixed income securities held by Jackson National Life are carried at amortised cost as permitted by paragraph 24 of Schedule 9A to the Companies Act 1985. The amortised cost basis of valuation is appropriate under the provisions of the ABI SORP for Jackson National Life’s redeemable fixed income securities as they are held as part of a portfolio of such securities intended to be held to maturity. Further details of the valuation basis for fixed income securities of Jackson National Life are explained in note 11.

Mortgage and other loans
Loans collateralised by mortgages and other unsecured loans are carried at unpaid principal balances, net of unamortised discounts and premiums and an allowance for loan losses, except for loans held by UK insurance operations which are carried at fair value. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

Loans to policyholders
Loans to policyholders are carried at unpaid principal balances and are fully collateralised by the cash value of policies.

Deposits with credit institutions
Deposits with credit institutions comprise items, the withdrawal of which are subject to time constraints, and are carried at fair value. Changes in fair value are included in investment returns for the year.

Shares in subsidiary undertakings
Shares in subsidiary undertakings in the balance sheet of the Company are shown at the lower of cost and estimated realisable value.

Derivatives
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes. The Group’s policy is that amounts at risk through derivative transactions are covered by cash or by corresponding assets. Derivative financial instruments are used to facilitate efficient portfolio management and for investment purposes. With the exception of derivatives held by Jackson National Life, these instruments are carried at fair value with changes in fair value included in investment returns. For Jackson National Life, the accounting for derivative financial instruments is explained in note 11.

As part of the efficient portfolio management of the Life Fund of The Prudential Assurance Company Limited, the fund may, from time to time, invest in cash settled forward contracts over Prudential plc shares. This is in order to avoid a mismatch of the Life Fund’s investment portfolio with the investment benchmarks set for its equity based investment funds. The contracts will form part of the long term investments of the Life Fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

Securities lending
The Group is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. The loaned securities are not removed from the Group’s consolidated balance sheet, rather, they are retained within the appropriate investment classification. Management’s policy is that collateral in excess of 100% of the fair value of securities loaned is required from all securities borrowers and typically consists of cash, debt securities, equity securities or letters of credit.

In cases where the Group takes possession of the collateral under its securities lending programme, the collateral is included in other financial investments in the consolidated balance sheet with a corresponding liability being recorded to recognise the obligation to return such collateral. To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.

Linked business funds
Certain long-term business policies are linked to specific portfolios of assets or to an investment-related index. Such policies provide benefits to policyholders which are wholly or partly determined by reference to the value of or income from specific investments or by reference to fluctuations in the value of an index of investments. The assets supporting the linked policies are maintained in segregated accounts in conformity with applicable laws and regulations. The segregated assets are reported at fair value within assets held to cover linked liabilities on the consolidated balance sheet. The technical provisions for linked liabilities on the consolidated balance sheet are determined based on the fair value of the underlying assets supporting the policies.

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3. Significant Accounting Policies continued
Tangible assets
Tangible assets, principally computer equipment, software development expenditure, and furniture and fixtures, are capitalised and depreciated on a straight-line basis over their estimated useful lives, generally three to ten years. Leasehold improvements are depreciated over the life of the lease. Assets held under finance leases are capitalised at their fair value.

Banking business assets and liabilities
Banking business assets consist primarily of certificates of deposit and short-term deposits with credit institutions carried at fair value and mortgage loans carried at recoverable amount, being outstanding principal balances, net of allowances for loan losses. Loan provisions are recorded for the overall loan portfolio to cover bad debts which have not been separately identified but which are known from experience to be present in the portfolio. For loans in default specific loan provisions are recorded. General provisions are raised in respect of losses, which although not specifically identified, are known from experience to be present in any such portfolios. The level of general provision is determined by the application of a number of basis points to the aspects of the portfolio which are not currently identified as delinquent but which experience suggests contains lending which will ultimately lead to losses. The number of basis points applied to the portfolios are regularly assessed against recent experience and adjusted if appropriate. Changes in loan provisions during the year are included in the consolidated profit and loss account.

Liabilities relating to the Group’s banking business consist primarily of customer short-term or demand deposits, including interest accrued on the deposits.

Further details of UK banking business assets and liabilities are contained in note 10.

Business acquisitions
Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The difference between the fair value of the net assets of the acquired company and the fair value of the consideration given represents goodwill. Revenues and expenses of acquired entities are included in the consolidated profit and loss account from the date of acquisition in the year acquired. Gross premiums of the entities are separately presented in the consolidated profit and loss account.

Effective 1 January 1998, goodwill arising from acquisitions is reflected as an asset on the consolidated balance sheet and is amortised through the consolidated profit and loss account on a straight-line basis over its estimated useful life, not exceeding 20 years. Prior to 1 January 1998, goodwill relating to acquisitions was charged directly to shareholders’ funds. As permitted under the transitional arrangements of FRS 10, ‘Goodwill and intangible assets’, amounts previously charged to shareholders’ funds have not been reinstated as assets. Upon disposal of a business acquired prior to 1 January 1998 to which goodwill relates, the original goodwill balance is charged to the consolidated profit and loss account in determining the gain or loss on the sale.

For life insurance company acquisitions, the adjusted net assets include an identifiable intangible asset recorded for the present value of in force business which represents the profits that are expected to emerge from the acquired insurance business. The present value of in force business is calculated using best estimate actuarial assumptions for interest, mortality, persistency and expenses and is amortised over the anticipated lives of the related contracts in the portfolio.

Shareholders’ dividends
Shareholders’ dividends are accrued in the period to which they relate regardless of when they are declared. Where scrip dividends are issued, the value of such shares, measured as the amount of the cash dividend alternative, is credited to reserves and is transferred from the share premium account.

Share premium
Share premium represents the difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of the shares issued.

Foreign currency translation
The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Foreign currency borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated at year-end exchange rates. The impact of these currency translations is recorded as a component of shareholders’ funds within the statement of total recognised gains and losses.

Assets and liabilities denominated in other than functional currencies are converted at closing exchange rates at the balance sheet date with the related foreign currency exchange gains or losses reflected in the profit and loss account for the year.

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Notes on the Financial Statements continued

4. Supplemental Earnings Information
The Group uses operating profit based on long-term investment returns before amortisation of goodwill and before tax as a supplemental measure of its results. For the purposes of measuring operating profit, investment returns on shareholder financed business are based on expected long-term rates of return. The expected long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. For 2002, the significant operations that require adjustment for the difference between actual and longer-term investment returns are Jackson National Life and certain businesses of Prudential Asia.

For the Group’s continuing operations with investment portfolios that are both attributable to shareholders and subject to short-term volatility, and the personal lines general business that was sold in January 2002, a comparison of actual and longer-term gains is as follows:

	1993 to 2002 £m	2002 £m	1993 to 2001 £m	2001 £m	1993 to 2000 £m

Actual gains attributable to shareholders:
Jackson National Life	(523)	(342)	(181)	(394)	213
Other operations	425	66	359	(71)	430

	(98)	(276)	178	(465)	643

Longer-term gains credited to operating results:
Jackson National Life	112	(84)	196	(26)	222
Other operations	268	8	260	28	232

	380	(76)	456	2	454

Excess of actual gains over longer-term gains	(478)	(200)	(278)	(467)	189

For the purposes of determining the longer-term investment returns of Jackson National Life for 2002 and 2001, realised gains and losses arising on debt securities (including losses arising on the recognition of permanent diminutions in value) have been averaged over five years for inclusion in operating profit. For equity-related investments of Jackson National Life for 2002 and 2001, a long-term rate of return of 7.75% has been assumed and this rate has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

In years prior to 2001, longer-term investment returns for Jackson National Life included within UK basis operating profit were estimated as the aggregate of investment income and averaged realised gains and losses for both debt securities and other types of security. Comparatives for the aggregate longer-term gains credited to operating results for the years 1993 to 2000 in the table shown above have not been restated for the refinement in policy, as the effect is not material.

For 2002, the other principal component of actual gains attributable to shareholders is revaluation gains of fixed income securities of certain Asian operations. For 2001 and earlier years the principal other component that required calculation of the expected long-term rate of return was UK equity securities that were held as portfolio investments backing UK general business liabilities and related solvency capital. This business was disposed of in January 2002. For these investments the long-term rate of return applied in 2001 was 7.5%. The long-term dividend yield was assumed to be 2.6%.

In addition to the adjustments made for investment returns, as described above, operating profit excludes gains on business disposals and similar items.

In accordance with FRS 3, the presentation of additional supplementary earnings per share information is permitted provided the earnings basis used is applied consistently over time and is reconciled to consolidated profit for the financial year. In determining operating profit, the Group has used the expected long-term investment return and excluded exceptional items as management believe that such presentation better reflects the Group’s underlying performance on a statutory basis of measurement.

62 Prudential plc Annual Report 2002

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4. Supplemental Earnings Information continued
The Group’s supplemental measure of its results and reconciliation of operating profit based on long-term investment returns before amortisation of goodwill to profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before tax (note 7) £m	Tax (note 16) £m	Minority interests £m	Net £m	Basic earnings per share Pence

2002
Operating profit based on long-term investment returns
before amortisation of goodwill and exceptional items	432	(122)	4	314	15.8	p
Amortisation of goodwill	(98)	–	–	(98)	(4.9	)p
Short-term fluctuations in investment returns:
Jackson National Life	(258)	100	–	(158)	(8.0	)p
Other (principally Asia)*	53	(9)	5	49	2.5	p
Profit on sale of UK general business operations	355	(13)	–	342	17.2	p

Profit on ordinary activities	484	(44)	9	449	22.6	p

2001
Operating profit based on long-term investment returns
before amortisation of goodwill and exceptional items	622	(174)	12	460	23.3	p
Amortisation of goodwill	(95)	–	–	(95)	(4.8	)p
Short-term fluctuations in investment returns:
Jackson National Life	(368)	129	–	(239)	(12.1	)p
Other (principally UK general business)*	(112)	30	13	(69)	(3.5	)p
Merger break fee, net of related expenses	338	(6)	–	332	16.8	p

Profit on ordinary activities	385	(21)	25	389	19.7	p

*The adjustment from post-tax longer-term investment returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term to actual investment returns, includes losses of £5m (£13m) attributable to the minority interests in these funds.

A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	2002 Millions	2001 Millions

Weighted average shares for basic earnings per share	1,988	1,978
Shares under option at end of year (note 27)	14	16
Number of shares that would have been issued at fair value on assumed option exercise	(11)	(12)

Weighted average shares for diluted earnings per share	1,991	1,982

5. Segmental Information – Gross Premiums Written by Product Provider and Investment Product Contributions

	Long-term business		Investment products		Discontinued general business		Total

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

UK Insurance Operations	8,435	8,198	–	–	329	390	8,764	8,588
M&G	–	–	1,157	1,040	–	–	1,157	1,040

Total UK Operations	8,435	8,198	1,157	1,040	329	390	9,921	9,628
Jackson National Life	6,098	5,008	–	–	–	–	6,098	5,008
Prudential Asia	1,896	1,793	13,661	9,027	–	–	15,557	10,820
Prudential Europe	240	197	–	–	–	–	240	197

Total	16,669	15,196	14,818	10,067	329	390	31,816	25,653

The geographical analysis of gross premiums written and investment product contributions is based on the territory of the operating unit assuming the risk. A similar analysis by territory of risk would not be materially different.

Prudential plc Annual Report 2002  63

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Notes on the Financial Statements continued

6. Segmental Information – Insurance New Business Premiums and Investment Product Contributions

Insurance premiums by product distributor

	Single		Regular		Annual premium equivalents

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

UK Insurance Operations
Direct distribution
Individual pensions	15	14	11	15	12	16
Corporate pensions	660	469	114	131	180	178
Life	59	71	4	4	10	11
Individual annuities	895	663	–	–	90	66
Department of Social Security rebate business	215	185	–	–	22	19

Total	1,844	1,402	129	150	314	290

Intermediated distribution
Individual pensions	85	219	34	68	42	90
Corporate pensions	77	82	14	19	22	27
Life	2,190	2,297	18	27	237	257
Individual annuities	860	597	–	–	86	60
Bulk annuities	710	575	–	–	71	57
Department of Social Security rebate business	90	64	–	–	9	6

Total	4,012	3,834	66	114	467	497

Closed direct sales force distribution	–	167	–	18	–	35

Total UK Insurance Operations	5,856	5,403	195	282	781	822

US Operations
Fixed annuities	2,708	1,899	–	–	271	190
Equity linked indexed annuities	254	271	–	–	25	27
Variable annuities	1,363	768	–	–	136	77
Guaranteed Investment Contracts	292	170	–	–	29	17
GIC – Medium Term Notes	1,118	1,504	–	–	112	150
Life	–	–	22	22	22	22

Total	5,735	4,612	22	22	595	483

Prudential Asia	479	650	465	369	513	434
Prudential Europe	42	58	25	20	29	26

Group total	12,112	10,723	707	693	1,918	1,765

Annual premium equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

Single new business insurance premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business premiums are determined on an annualised basis.

Investment products – Funds Under Management (FUM)

	FUM 1 Jan 2002 £m	Gross inflows £m	Redemptions £m	Acquisitions £m	Market and other movements £m	FUM 31 Dec 2002 £m

UK Operations	10,328	1,157	(899)	–	(1,997)	8,589
Prudential Asia	3,296	13,661	(12,558)	1,110	(277)	5,232

Group total	13,624	14,818	(13,457)	1,110	(2,274)	13,821

64 Prudential plc Annual Report 2002

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7. Segmental Information – Profit on Ordinary Activities before Tax

	Balance on general business technical account		Balance on long-term business technical account before tax		Other activities		Total

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Operating profit before amortisation
of goodwill
UK Insurance Operations	–	79	368	435			368	514
M&G					71	75	71	75
Egg					(20)	(88)	(20)	(88)

Total UK Operations	–	79	368	435	51	(13)	419	501

US Operations:
Jackson National Life			139	282			139	282
Broker dealer and fund management					14	16	14	16

Total US Operations			139	282	14	16	153	298

Prudential Asia (net of development
expenses of £26m (£19m))			62	25			62	25
Prudential Europe (net of development
expenses of £8m (£29m))			1	(24)			1	(24)
Other income and expenditure:
Investment income (including
realised gains)*					223	155	223	155
Unrealised losses on investments					(217)	(162)	(217)	(162)
Allocations to technical accounts					(207)	(422)	(207)	(422)
Investment management expenses (note 15)					(1)	0	(1)	0
Short-term fluctuations in investment returns					205	480	205	480

Investment return and other income*					3	51	3	51
Interest payable on core structural borrowings
(note 15)					(130)	(118)	(130)	(118)
Corporate expenditure:
Group Head Office					(36)	(39)	(36)	(39)
Asia Regional Head Office					(26)	(24)	(26)	(24)

Total					(189)	(130)	(189)	(130)

Re-engineering costs attributable
to shareholders**	–	(7)	(14)	(41)			(14)	(48)

Group operating profit before
amortisation of goodwill	–	72	556	677	(124)	(127)	432	622

Items excluded from operating profit
before amortisation of goodwill
Amortisation of goodwill (note 17)					(98)	(95)	(98)	(95)
Short-term fluctuations in investment returns (note 4)					(205)	(480)	(205)	(480)
Merger break fee net of related expenses					–	338	–	338
Profit on sale of UK general business operations (note 34)					355	–	355	–

					52	(237)	52	(237)

Statutory basis profit on ordinary
activities before tax	–	72	556	677	(72)	(364)	484	385

*Investment return and other income is shown after deducting interest payable on non-core borrowings, as described in note 15.

**During 2001 the Company announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. Additional restructuring was undertaken in 2002 to further reduce operating costs. The total cost of this restructuring, including amounts borne by the main with-profits fund, was £38m (£200m) of which £14m (£48m) was attributable to shareholders on the modified statutory basis of reporting.

Prudential plc Annual Report 2002  65

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Notes on the Financial Statements continued

8. Segmental Information – Net Assets
A segmental analysis of the fund for future appropriations and the technical provisions net of reinsurance is set out below which, although liabilities, provides a more useful indication of the assets supporting the business:

Fund for future appropriations and net technical provisions	2002 £m	2001 £m

Fund for future appropriations:
Scottish Amicable Insurance Fund of Prudential Assurance Company (PAC)
(closed to new business and wholly attributable but not allocated to policyholders)*	437	1,814
Other Group companies (principally the with-profits fund of PAC)	7,226	11,388

	7,663	13,202
Technical provisions (net of reinsurance)	114,994	116,213

Total	122,657	129,415

Comprising:
UK Operations	92,377	98,832
Jackson National Life	24,074	25,055
Prudential Asia	5,557	4,894
Prudential Europe	649	634

	122,657	129,415

*The Scottish Amicable Insurance Fund (SAIF) is a separate sub-fund within the PAC long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred from the Scottish Amicable Life Assurance Society to PAC in 1997. No new business is written in the sub-fund. The SAIF sub-fund is managed to ensure that all the invested assets of SAIF are distributed to SAIF policyholders over the lifetime of the SAIF policies. With the exception of certain amounts in respect of unitised with-profits life business, all future earnings arising in SAIF are retained for existing SAIF with-profits policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF fund for future appropriations. Shareholders have no interest in the profits of SAIF, although they are entitled to the investment management fees paid on this business. Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the PAC long-term fund would be liable to cover any such deficiency. With the exception of certain guaranteed annuity products (as described in note 32), SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

9. Segmental Information – Shareholders’ Funds

	Net assets before core shareholder borrowings 2002 £m	Core structural borrowings of shareholder financed operations (note 31) 2002 £m	Shareholders’ funds 2002 £m	Net assets before core shareholder borrowings 2001 £m	Core structural borrowings of shareholder financed operations (note 31) 2001 £m	Shareholders’ funds 2001 £m

Analysis of shareholders’ capital and reserves
UK Operations:
Long-term business operations	541		541	494		494
M&G	382		382	329		329
Egg (note 10)	369		369	380		380

	1,292		1,292	1,203		1,203

US Operations:*
Jackson National Life (note 11)	2,529	(155)	2,374	2,536	(172)	2,364
Broker dealer and fund management	75		75	134		134

	2,604	(155)	2,449	2,670	(172)	2,498

Prudential Asia	579		579	402		402
Prudential Europe	68		68	58		58
Other operations:
Goodwill*	1,546		1,546	1,624		1,624
Holding company net borrowings	226	(2,297)	(2,071)	19	(1,980)	(1,961)
Other net (liabilities) assets	(195)		(195)	126		126

	1,577	(2,297)	(720)	1,769	(1,980)	(211)

Total	6,120	(2,452)	3,668	6,102	(2,152)	3,950

*Total goodwill comprises amounts in respect of:
					2002 £m	2001 £m

US operations relating to purchase of broker dealer and banking businesses					58	63
Other operations relating mainly to M&G and acquired Asian businesses					1,546	1,624

					1,604	1,687

66 Prudential plc Annual Report 2002

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10.  Segmental Information – UK Operations
(i) General business

	Gross premiums written		Underwriting result		Investment return		Operating profit (based on long-term investment returns)

	2002	2001	2002	2001	2002	2001	2002	2001
	£m	£m	£m	£m	£m	£m	£m	£m

Discontinued home and motor business	329	390	–	44	–	28	–	72
Discontinued commercial business	–	–	(8)	(9)	8	9	–	–

Total	329	390	(8)	35	8	37	–	72

(ii) Egg

	Operating result

	2002	2001
	£m	£m

Interest receivable from:
Loans and advances to customers	376	312
Debt securities	189	188
Other	100	105

	665	605

Interest payable on:
Customer accounts	(268)	(313)
Other	(173)	(146)

	(441)	(459)

Net interest income	224	146
Other operating income	103	43

Operating income	327	189

Administrative expenses	(234)	(185)
Provision for bad and doubtful debts	(85)	(68)
Other expenses	(28)	(24)

Net operating loss before tax	(20)	(88)

	Balance sheet

	2002	2001
	£m	£m

Assets
Loans and advances to banks	239	67
Loans and advances to customers	5,546	4,712
Debt securities	4,268	3,061
Other banking business assets	473	197

Total banking business assets	10,526	8,037
Intragroup balances	3	4
Deferred tax asset	18	15
Goodwill	7	–
Other assets including tax	11	28

Total	10,565	8,084

Liabilities
Customer accounts	8,016	5,945
Debt securities issued (note 31)	1,015	915
Securities sold under agreements to repurchase (note 31)	0	384
Deposits by banks	501	5
Other banking business liabilities	350	216

Total banking business liabilities	9,882	7,465
Intragroup liabilities	0	3
Tax balances	20	16
Debenture loans (note 31)	202	124

	10,104	7,608
Shareholders funds:
Group share	369	380
Minority interests	92	96

Total	10,565	8,084

Prudential plc Annual Report 2002 67

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Notes on the Financial Statements continued

11. Jackson National Life – Additional Detail on Basis of Presentation of Results

The results of US operations, mainly Jackson National Life, are consolidated into the Group accounts based on US Generally Accepted Accounting Principles (US GAAP). However, certain adjustments are made in the Group’s consolidated financial statements to the US GAAP results as reported in Jackson National Life’s own financial statements to comply with UK GAAP, with the Group’s accounting policies, and to reflect appropriately the Jackson National Life segmental result, as set out below:

Jackson National Life result – reconciliation of	US GAAP	Reverse FAS 133 and FAS 115 effects (notes (i) and (ii))	Minority interests (note (iii))	US GAAP adjusted for minority interests and reversal of FAS 133 and FAS 115 effects	Presentation of investment returns (note (iv))	Other adjustments to comply with UK GAAP and Group accounting policies (note (v))	Segmental result for UK Modified Statutory Basis GAAP purposes (note (vi))
2002 US GAAP basis result to UK GAAP result	US$m	US$m	US$m	US$m	US$m	US$m	US$m	£m

Profit and loss account
Operating profit	275	8		283	(77)	3	209	139
Realised investment gains (losses), net of related
change to amortisation of acquisition costs
(including, for US GAAP, the change in the
fair value of hedging instruments) (note (ii))	(722)	285	21	(416)	416
Short-term fluctuations in investment returns					(386)		(386)	(258)
Amortisation of goodwill						(6)	(6)	(4)

Profit before tax before minority interests	(447)	293	21	(133)	(47)	(3)	(183)	(123)
Minority interests (note (iii))	21		(21)

Profit before tax after minority interests	(426)	293	0	(133)	(47)	(3)	(183)	(123)

Tax (charge) credit:
on operating profit	(96)	(3)		(99)	27		(72)	(48)
on realised investment gains and losses and
minority interests	245	(100)		145	(145)
on short-term fluctuations in investment returns					135		135	90

Total tax charge	149	(103)		46	17		63	42

Net income	(277)	190		(87)	(30)	(3)	(120)	(81)

Movements in shareholders’ funds
Net income (as shown above)	(277)	190		(87)	(30)	(3)	(120)
Capital contributions	614			614		30	644
Net movement in other comprehensive income	462	(492)		(30)	30		0
Dividends paid to intermediate holding company	(142)			(142)			(142)

Total movement in year	657	(302)		355	0	27	382

Shareholders’ funds at beginning of year	3,093	349		3,442			3,442

Shareholders’ funds at end of year	3,750	47		3,797		27	3,824	2,374

(i) The valuation basis of debt securities – reversal of FAS 115 effects
Under US GAAP debt securities classified as ‘available for sale’ under Financial Accounting Standard (FAS) 115 are carried in the balance sheet at fair value with movements on unrealised appreciation accounted for directly within shareholders’ reserves as ‘Other Comprehensive Income’. By contrast, consistent with the ABI SORP, for Group reporting purposes, all fixed income securities are carried at amortised cost subject to provision for permanent diminution in value. This accounting treatment is appropriate as the securities are held as part of a portfolio of such securities intended to be held to maturity. Movements in unrealised appreciation arising from changes in the fair value of these securities do not feature as a part of the Group’s UK GAAP accounting.

(ii) The valuation basis of hedging derivative instruments – reversal of FAS 133 effects
Under FAS 133, all derivative instruments are recognised in the balance sheet at their fair values, and changes in such fair values are recognised immediately in earnings unless specific hedging criteria are met. Jackson National Life uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability management programme. However, Jackson National Life has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems and personnel required to qualify for much stricter hedge accounting treatment.

Net earnings for Jackson National Life on a US GAAP basis reflect increased volatility owing to fair value fluctuations on its derivative instruments, particularly for interest rate swaps that are regularly used to manage risks associated with movements in interest rates. However, the largely offsetting change in the fair value of hedged investments will remain as an adjustment taken directly to shareholders’ funds under US GAAP, as described in note (i). This position can be contrasted with the position under UK GAAP where hedge accounting for relevant derivative instruments is still appropriate. Accordingly, gains and losses recognised under FAS 133 are eliminated in order to comply with UK GAAP.

68 Prudential plc Annual Report 2002

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11.  Jackson National Life – Additional Detail on Basis of Presentation of Results continued
(iii) Minority interests
The UK GAAP results are determined after adjustment for minority interests. For UK reporting purposes the segmental result of Jackson National Life reflects its proportionate interests in the results of two investment funds that are consolidated as quasi subsidiaries.

(iv) Presentation of investment returns within the UK basis performance statements
Profit (loss) on ordinary activities before tax
With the exception of the elimination of FAS 133 effects, as explained in note (ii), and revaluation gains on certain equity-based securities that are recorded within other comprehensive income under US GAAP, the total profit (loss) under UK GAAP is the same as under US GAAP.

Operating profit
Under US GAAP, the convention is to refer to operating income as income before realised gains and losses and related amortisation of acquisition costs. Under UK GAAP, consistent with FRS 3 and the ABI SORP, operating profit is determined after inclusion of longer-term investment returns i.e. investment income and estimated longer-term capital gains. Details of the method for determining longer-term returns for Jackson National Life are explained in note 4.

(v) Other adjustments
These comprise:

(a)	adjustment for the amortisation of goodwill under UK GAAP. Amortisation is normally no longer required under US GAAP following the implementation of FAS 142;
(b)	inclusion of capital injected into a fellow US subsidiary of Jackson National Life.

(vi) Exchange rates

£ to US$

Average for 2002 applied to profit and loss account	1.50
Year end 2002 applied to shareholders’ funds	1.61

12. Investment Income
	Long-term business technical account		Non-technical account

	2002	2001	2002	2001
	£m	£m	£m	£m

Income from:
Land and buildings	837	814	–	–
Listed investments	5,186	5,059	11	18
Other investments	692	675	74	75

	6,715	6,548	85	93
(Losses) gains on the realisation of investments	(219)	2,719	198	106
Exchange gains	520	127	0	0

Total	7,016	9,394	283	199

13.  Long-term Business Provisions, Premiums and Policyholders’ Bonuses
(i) Technical provisions and technical provisions for linked liabilities
The following table provides an analysis of technical provisions between with-profits and non-participating business:

	2002	2001
	%	%

Scottish Amicable Insurance Fund*	10	11
Financed by with-profits funds:
With-profits business	42	44
Non-participating business**	10	8
Shareholder financed business:
Non-participating business	24	22
Linked business	14	15

Total	100	100

Prudential plc Annual Report 2002 69

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Notes on the Financial Statements continued

13.  Long-term Business Provisions, Premiums and Policyholders’ Bonuses continued
(ii) Gross premiums
The following table provides an analysis of gross premiums between with-profits and non-participating business:

	2002	2001
	%	%

Scottish Amicable Insurance Fund*	2	2
Financed by with-profits funds:
With-profits business	30	35
Non-participating business**	1	3
Shareholder financed business:
Non-participating business	56	49
Linked business	11	11

Total	100	100

* The Scottish Amicable Insurance Fund is closed to new business. The assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

** Annuity business written by Prudential Annuities Limited, a subsidiary of the with-profits fund of the Prudential Assurance Company Limited (PAC), and by a separate fund of the PAC with-profits fund, which comprises non-participating and linked business purchased from the Scottish Amicable Life Assurance Society.

(iii) Policyholders’ bonuses
Bonuses declared for the year in respect of the Group’s with-profits business are included in the change in long-term business provision or, where the policy is no longer in force, in claims incurred. The total cost of policyholders’ bonuses was £3,009m (£3,536m).

14.  Net Operating Expenses

	Long-term business technical account		General business technical account

	2002	2001	2002	2001
	£m	£m	£m	£m

Acquisition costs	1,315	1,213	–	44
Change in deferred acquisition costs	(226)	(217)	–	(12)
Administrative expenses	688	988	3	63
Amortisation of present value of acquired in force business (note 18):
Adjustments in respect of acquired in force business of M&G	4	(20)	–	–
Other acquired in force business	18	18	–	–

Total	1,799	1,982	3	95

Administrative expenses for 2002 include £38m (£193m) (long-term business) and £nil (£7m) (general business) of UK re-engineering costs. £14m (£48m) of the total costs are borne by shareholder financed operations.

Net operating expenses in the consolidated profit and loss account also include corporate expenditure of £62m (£63m) in the nontechnical account.

15.  Investment Expenses and Charges

	Long-term business		Non-technical
	technical account		account

	2002	2001	2002	2001
	£m	£m	£m	£m

Interest payable on core structural borrowings	–	–	130	118
Interest on bank loans and overdrafts	35	45	0	0
Interest on other borrowings	112	137	60	44

Total interest payable	147	182	190	162
Investment management expenses	352	357	1	0

Total	499	539	191	162

Long-term business interest payable includes £96m (£128m) in respect of products in the nature of funding arrangements entered into by Jackson National Life.

Interest on other borrowings in the non-technical account includes £9m (£12m) in respect of non-recourse borrowings of investment funds managed by PPM America, £11m (£4m) in respect of Egg debenture loans and £40m (£28m) in respect of commercial paper and other borrowings that support a short-term fixed income securities reinvestment programme. Further details on borrowings are included in note 31.

Long-term business investment management expenses include management fees charged by M&G and the Group’s US and Asia fund management operations and fees paid to external property managers.

70 Prudential plc Annual Report 2002

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16.  Tax
(i) Profit and loss account tax (credit) charge

The tax expense for certain long-term business operations is attributable to shareholders and policyholders. The shareholders’ portion of tax is determined using the long-term tax rate of the underlying business applied to the profits transferred to the non-technical account. A summary of the tax expense attributable to the long-term business technical account and shareholders’ profits in the non-technical account is shown below:

	Long-term business technical account (attributable to long-term funds)		Non-technical account (attributable to shareholders’ profits)

	2002	2001	2002	2001
	£m	£m	£m	£m

(a) Between current and deferred tax expense (benefit)
Current:
UK	322	291	105	75
Foreign	248	186	(17)	(35)

	570	477	88	40

Deferred:
UK	(1,081)	(684)	(34)	(12)
Foreign	(148)	(34)	(10)	(7)

	(1,229)	(718)	(44)	(19)

Total	(659)	(241)	44	21

(b) By category of tax expense (benefit)
UK corporation tax	336	278	44	(1)
Double tax relief	(18)	(27)	(4)	(1)
Overseas tax	248	186	(90)	(152)
Adjustments in respect of prior years	4	40	(3)	(6)

	570	477	(53)	(160)
Deferred tax	(1,229)	(718)	(77)	(54)

	(659)	(241)	(130)	(214)

Shareholder tax attributable to balance on the long-term business technical account:
Current	–	–	141	200
Deferred	–	–	33	35

	–	–	174	235

Total	(659)	(241)	44	21

(c) By source of profit
			2002	2001
			£m	£m

Long-term business:
UK Operations			106	120
Jackson National Life			48	99
Prudential Asia			19	17
Prudential Europe			1	(1)

Total long-term business			174	235
General business and shareholders			(52)	(61)

Total tax on operating profit (based on long-term investment returns)			122	174
Tax on short-term fluctuations in investment returns			(91)	(159)
Tax on profit on sale of UK general business operations			13	–
Tax on merger break fee			–	6

Tax on profit on ordinary activities (including tax on actual investment returns)*			44	21

* The effective tax rate on total profit was 9% in 2002 and 5% in 2001 due to tax payable on the profit on sale of UK general business operations and on the merger break fee being relieved against capital losses available to the Group.

Prudential plc Annual Report 2002 71

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Notes on the Financial Statements continued

16. Tax continued
(i) Profit and loss account tax (credit) charge continued
(d) Factors affecting tax charge for period
The tax assessed in the period is lower than the standard rate of corporation tax in the UK and the differences are explained below. The standard rate of tax has been determined by using the UK rate of corporation tax enacted for the period for which the profits will be taxed.

	2002	2001
	£m	£m

Profit on ordinary activities before tax	484	385

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (30%)	145	116
Effects of:
Utilisation of capital losses against profit on sale of UK general business operations and merger break fee	(97)	(95)
Other differences in basis between taxable gains and book gains (losses)	(15)	(22)
Different tax rates on overseas earnings	(15)	(7)
Deferred tax not recognised on tax losses carried forward	28	16
Different tax bases of long-term insurance (current and deferred)	(29)	(7)
Taxable foreign exchange gains (losses) not recognised in accounts	(12)	7
Non-taxable amortisation of goodwill	29	29
Adjustments in relation to prior years	(3)	(6)
Capital allowances for period in (excess) deficit for the period	(2)	1
Effect of short-term timing differences	13	(30)
Unrealised gains on general business and shareholder investments	57	48
Other	(11)	(10)

Current tax charge for the period	88	40

(e) Factors that may affect future tax charges
The possible tax benefit, which may arise from capital losses valued at approximately £1.7bn, is sufficiently uncertain that it has not been recognised.

(ii) Deferred tax
The components of the net deferred tax liability are as follows. The balances have not been discounted.

	Liability provided
	(asset recognised)

	2002	2001
	£m	£m

(a) By category of timing difference
Unrealised gains on investments	759	1,857
Deferred acquisition costs	427	465
Short-term timing differences	(625)	(471)
Long-term business technical provisions and other insurance items	163	186
Capital allowances	(28)	(32)

Total	696	2,005

(b) By fund
Scottish Amicable Insurance Fund	11	145
PAC with-profits fund*	884	1,795
Jackson National Life	(207)	(45)
Other long-term business operations	42	68
Other operations	(34)	42

Total	696	2,005

*Includes deferred tax charges in respect of non-participating annuity business written by a subsidiary, Prudential Annuities Limited, financed by the PAC with-profits fund.

A potential deferred tax asset of £45m (£17m) relating to trading losses has not been recognised because these losses are not anticipated to be used in the foreseeable future.

	2002	2001
	£m	£m

(c) Reconciliation of movements in deferred tax
Deferred tax liability at beginning of year	2,005	2,777
Exchange movements	(3)	0
Deferred tax credited in profit and loss account for the year	(1,306)	(772)

Deferred tax liability at end of year	696	2,005

72 Prudential plc Annual Report 2002

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17. Goodwill

	2002	2001
	£m	£m

Balance at beginning of year	1,687	1,611
Additions in respect of acquisitions (note 34):
Orico Life Insurance Company, Japan	–	139
YoungPoong Life, Korea	–	17
Good Morning ITMC, Korea	8	–
Zebank, France and Investment Funds Direct Holdings Limited	7	–
US banking and broker dealer operations	–	3
Other operations	–	12
Charge to profit and loss account:
Amortisation	(98)	(95)

Balance at end of year	1,604	1,687

The balance at beginning of 2002 comprises cost of £1,920m less accumulated amortisation of £233m.

18. Present Value of Acquired In Force Long-term Business

	2002	2001
	£m	£m

Balance at beginning of year	138	133
Exchange adjustment	(10)	4
Amortisation:
Pre-tax	(22)	2
Tax	7	(1)

Net	(15)	1

Balance at end of year	113	138

The balance at beginning of 2002 comprises cost of £258m less accumulated amortisation of £61m and tax of £59m.

19. Information on Staff and Pension Costs
The average numbers of staff employed by the Group during the year were:

	2002	2001

UK Operations	12,156	15,266
US Operations	2,661	2,580
Prudential Asia	6,582	4,651
Prudential Europe	531	550

Total	21,930	23,047

The costs of employment were:
	2002	2001
	£m	£m

Wages and salaries	656	734
Social security costs	48	61
Other pension costs (see below)	42	48

Total	746	843

Pension costs
The Group has chosen not to fully implement FRS 17 ‘Retirement benefits’ for the 2002 financial statements. Pension costs shown above have been determined applying the principles of SSAP 24 ‘Pension costs’. £11m (£9m) of the Group’s pension costs related to overseas schemes.

Actuarial valuation and funding
The Group operates a number of pension schemes around the world. The largest scheme is the Prudential Staff Pension Scheme (PSPS). On the FRS 17 basis of valuation described below, 91% of the liabilities of Group defined benefit schemes are accounted for within PSPS.

This Scheme has assets held in separate trustee administered funds and was last subject to full actuarial valuation as at 5 April 2002 by P N Thornton, a qualified actuary and a partner in the firm of Watson Wyatt Partners. The principal actuarial assumptions adopted were investment return 6.6% per annum, pensionable earnings growth 4.5% per annum, increases to pensions in payment 2.5% per annum and dividend growth 3.5% per annum.

Prudential plc Annual Report 2002 73

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Notes on the Financial Statements continued

19. Information on Staff and Pension Costs continued
On an actuarial basis consistent with the methodology applied for the valuation at 5 April 2002, the position is not believed to be significantly different at 31 December 2002.

The market value of Scheme assets as at that date was £4,034m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members, allowing for expected future increases in earnings. As a result of the actuarial valuation, the employers’ contribution rate has continued at the minimum prescribed under the Scheme rules, which is 12.5% of salaries.

The employers’ contribution is required to be paid as a minimum in future years irrespective of the excess of assets in the Scheme and, under the current Scheme rules, access to the surplus through refunds from the Scheme is not available. Accordingly the surplus is not recognised as an asset in the Group’s financial statements and the pension cost charge has been determined on an accrued payable basis without regard to the spreading of the surplus in the fund that would normally be appropriate under the requirements of SSAP 24.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G activities, whose aggregate pension costs on a SSAP 24 basis are materially the same as the funding cost. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

FRS 17 basis disclosure
(i) Basis of valuation and scheme assets and liabilities
Using external actuarial advice provided by Watson Wyatt Partners for the valuation of PSPS, and by Aon Limited for the M&G scheme, and internal advice for the Scottish Amicable scheme, the most recent full valuations have been updated to 31 December 2002 applying the principles prescribed by FRS 17.

The key assumptions adopted for this valuation, and the FRS 17 basis valuation at 31 December 2001, were:

	31 Dec 2002	31 Dec 2001

Price inflation	2.25%	2.50%
Rate of increase in salaries	4.25%	4.50%
Rate of increase of present and future pensions	2.25%	2.50%
Rate used to discount scheme liabilities	5.50%	5.75%

The assets in the schemes and the expected rates of return were:

	31 Dec 2002		31 Dec 2001

	Assets £m	Long-term expected rate of return	Assets £m	Long-term expected rate of return

Equities	2,501	8.00%	3,321	7.25%
Bonds	473	5.00%	402	5.50%
Properties	536	7.75%	536	7.00%
Other assets	60	4.00%	103	4.00%

Total value of assets	3,570	7.50%	4,362	7.00%

The long-term expected rates of return have been determined after applying due consideration to the requirements of paragraph 54 of FRS 17, in particular, taking account of the values of the assets and equity market levels at the balance sheet dates.

The present value of the liabilities of the three schemes at 31 December 2002 was £4,117m (31 December 2001 £3,777m). The resulting scheme deficit arising from the excess of liabilities over assets at 31 December 2002 comprised £426m attributable to the PAC with-profit fund and £121m attributable to shareholder operations. At 31 December 2001, the resulting scheme surplus arising from the excess of assets over liabilities comprised £441m attributable to the PAC with-profit fund and £144m attributable to shareholder operations.

The movement in the difference between scheme assets and liabilities for the year ended 31 December 2002 comprises:
£m

Current service cost	(65)
Contributions	34
Other finance income	88
Actuarial losses	(1,189)

Net reduction	(1,132)

74 Prudential plc Annual Report 2002

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19. Information on Staff and Pension Costs continued
FRS 17 basis disclosure continued
(ii) Pension scheme asset (liability) attributable to shareholder operations if FRS 17 had been adopted
Movements on the pension scheme asset (liability) attributable to shareholder operations that would have been recognised in the Group’s primary statements, had FRS 17 been implemented, are as follows:

	Net pension asset attributable to shareholders 1 Jan 2002 £m	Profit and loss account charge attributable to shareholders (note a) £m	Actuarial losses attributable to shareholders (note b) £m	Contributions paid by shareholder operations £m	Net pension liability attributable to shareholders 31 Dec 2002 £m

Gross of tax surplus (deficit)	144	(1)	(275)	11	(121)
Related deferred tax (liability) asset	(43)	0	82	(3)	36

Net of tax asset (liability)	101	(1)	(193)	8	(85)

(a) 2002 profit and loss charge attributable to shareholders
This comprises:

	£m	£m

Operating charge (all current service cost)		(65)
Finance income (expense):
Interest on pension scheme liabilities	(212)
Expected return on pension scheme assets	300

		88

Total profit and loss account credit		23
less: amount attributable to PAC with-profit fund *		(24)

Profit and loss account charge attributable to shareholders		(1)

*Since shareholder profits in respect of the PAC with-profit fund are a function of the actuarially determined surplus for distribution, the overall profit and loss account result is not directly affected by the level of pension cost or other expenses.

(b) Actuarial losses attributable to shareholders
This comprises the losses charged to the statement of total recognised gains and losses, after adjustment for amounts attributable to the PAC with-profit fund, as follows:

£m

Actual less expected return on pension scheme assets (26% of pension scheme assets)	(932)
Experience losses on scheme liabilities (1% of the present value of scheme liabilities)	(38)
Changes in assumptions underlying the present value of scheme liabilities	(219)

Total actuarial loss (29% of the present value of the scheme liabilities)	(1,189)
less: amounts attributable to the PAC life fund	914

Pre-tax impact on the statement of total recognised gains and losses attributable to shareholders	(275)
Related deferred tax	82

Net amount attributable to shareholders’ funds	(193)

(iii) Pension scheme asset (liability) attributable to the PAC with-profit fund if FRS 17 had been adopted
Movements on the pension scheme asset (liability) attributable to the PAC with-profit fund that would have been recognised in the Group’s primary statements, had FRS 17 been implemented, are as follows:

	Net pension asset attributable to PAC with-profit fund 1 Jan 2002 £m	Credit to long-term technical account attributable to PAC with-profit fund £m	Actuarial losses attributable to PAC with-profit fund £m	Contributions paid by PAC with-profit fund £m	Net pension liability attributable to PAC with-profit fund 31 Dec 2002 £m

Gross of tax surplus (deficit)	441	24	(914)	23	(426)
Related deferred tax (liability) asset	(49)	(3)	101	(3)	46

Net of tax asset (liability)	392	21	(813)	20	(380)

Prudential plc Annual Report 2002 75

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Notes on the Financial Statements continued

19. Information on Staff and Pension Costs continued
Comparison of FRS 17 basis results with results on SSAP 24 basis adopted for the 2002 financial statements
Balance sheet

	31 Dec 2002 SSAP 24 basis As published £m		31 Dec 2002 FRS 17 basis Memorandum information £m	31 Dec 2001 SSAP 24 basis As published £m		31 Dec 2001 FRS 17 basis Memorandum information £m

Net pension scheme (liability) asset attributable to shareholders and PAC with-profit fund	Nil	*	(465)	Nil	*	493
Fund for future appropriations	7,663		7,283	13,202		13,594
Shareholders’ funds	3,668		3,583	3,950		4,051

* Surplus on actuarial basis of valuation not recognised due to minimum contribution requirement under Scheme rules (see page 74).

Profit and loss account
	SSAP 24 basis As published 2002 £m	FRS 17 basis Memorandum information 2002 £m

Pensions costs (charged) credited to technical accounts and non-technical account for defined benefit
and defined contribution schemes	(42)	9
Tax credit attributable to long-term business credited to the long-term technical account	659	654
Transfer from fund for future appropriations credited to the long-term technical account	5,520	5,482
Operating profit before amortisation of goodwill	432	440

20. Directors’ Remuneration
Information on directors’ remuneration is given in the Remuneration Report on pages 33 to 43. Apart from the transactions with directors shown below, no director had an interest in shares, transactions or arrangements which requires disclosure, other than those given in the above Report.

	Number of
	persons	£000

Mortgages and other borrowings from Egg plc	3	410

These transactions are on normal commercial terms and in the ordinary course of business.

21. Fees Payable to Auditors

	2002	2001
	£m	£m

Statutory audit fees	3.3	2.3
Audit related services:
Regulatory returns and achieved profits basis audits	0.8	0.6
US GAAP work	0.6	0.2

	4.7	3.1

Consultancy services:
Regulatory reviews	1.3	10.7
Tax and accounting advice	0.2	0.3
Acquisitions	0.4	3.3
Other services	2.6	2.7

	4.5	17.0

Total	9.2	20.1

Statutory audit fees include £0.1m (£0.1m) in respect of the Company. Audit related and consultancy fees payable to KPMG Audit Plc and its associates include £4.9m (£16.6m) for work performed in the UK.

22. Land and Buildings

	2002	2001
	£m	£m

Current value:
Freehold	6,472	6,309
Leasehold with a term of over 50 years	4,120	4,071
Leasehold with a term of less than 50 years	174	107

Total	10,766	10,487

The cost of land and buildings was £7,617m (£7,368m). The value of land and buildings occupied by the Group was £198m (£233m).

76 Prudential plc Annual Report 2002

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23. Investments in Participating Interests

	Cost		Carrying value

	2002 £m	2001 £m	2002 £m	2001 £m

Interests in associate undertakings	23	16	12	10
Interests in joint ventures	37	34	37	29
Other participating interest	24	24	24	48

Total	84	74	73	87

A summary of the movement in interests in associate undertakings is set out below:

	Share of capital 2002 £m	Share of reserves 2002 £m	Convertible loan 2002 £m	Goodwill 2002 £m	Total carrying value 2002 £m

Operating profit for the year after tax	–	(2)	–	–	(2)
Additions	3	–	(1)	4	6
Amortisation of goodwill	–	–	–	(2)	(2)

Movements in year	3	(2)	(1)	2	2
Balance at beginning of year	3	(3)	1	9	10

Balance at end of year	6	(5)	–	11	12

The associate undertakings at the end of the year comprise:
(a)	IfOnline plc, a company whose principal activity is mortgage intermediation. Egg plc has a 38% share in the share capital of IfOnline plc.
(b)	Hazell Carr Pensions Consulting plc (HCPC), a company whose principal activity is the administration of defined benefit pension schemes. Prudential Pensions Administration Limited has a 25% share in the share capital of HCPC.

In accordance with FRS 9, ‘Associates and joint ventures’, investments held as part of the investment portfolio, rather than as undertakings through which the Company carries out its business, are accounted for as other financial investments in note 24 and not as investments in participating interests.

Interests in joint ventures are valued on a net equity basis and mainly reflect ventures with the Bank of China in Hong Kong, ICICI in India and CITIC in China. The differences between the investments on a gross and net equity basis are not material. The other participating interest relates to the Group’s 15% interest in Life Assurance Holding Corporation Limited, a holding company for UK life assurance companies.

24. Other Financial Investments

	Cost		Current value

	2002 £m	2001 £m	2002 £m	2001 £m

Shares and other variable yield securities and units in unit trusts	24,731	25,790	30,007	40,948
Debt securities and other fixed income securities – carried at market value	40,941	36,767	42,604	37,845
Debt securities and other fixed income securities – carried at amortised cost	20,572	21,669	20,596	21,336
Loans secured by mortgages	2,467	2,656	2,503	2,658
Loans to policyholders secured by insurance policies	774	804	774	804
Other loans	94	161	111	174
Deposits with credit institutions	5,840	4,176	5,840	4,176
Other	1,878	1,382	1,864	1,387

Total	97,297	93,405	104,299	109,328

Amounts included in the above relating to listed investments were:
Shares and other variable yield securities and units in unit trusts			29,129	40,077
Debt securities and other fixed income securities – carried at market value			35,883	31,816
Debt securities and other fixed income securities – carried at amortised cost			17,672	18,308

Total			82,684	90,201

Consistent with the Group’s accounting policy set out on page 60, amortised cost has been applied as current value for certain fixed income securities. Where appropriate, to reflect requirements the current value of such investments has been reduced to impaired value.

The market value of debt securities and other fixed income securities carried at amortised cost was £21,328m (£21,323m). All debt securities carried at amortised cost are held by long-term business operations.

For those debt securities and other fixed income securities carried at amortised cost where the maturity value exceeded purchase price, the unamortised difference at the year end was £429m (£344m). For securities carried at amortised cost where the purchase price exceeded maturity value, the unamortised difference at the year end was £179m (£148m).

Prudential plc Annual Report 2002 77

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Notes on the Financial Statements continued

25. Assets Held to Cover Linked Liabilities

	Cost		Current value

	2002 £m	2001 £m	2002 £m	2001 £m

Assets held to cover linked liabilities	17,177	16,254	15,763	17,453

Current value includes £3,257m (£3,403m) in respect of managed funds.

26. Tangible Assets

	2002 £m	2001 £m

Cost:
Balance at beginning of year	553	554
Additions	54	67
Movement relating to acquisitions and disposals of businesses	(14)	12
Other disposals	(133)	(80)

Balance at end of year	460	553

Depreciation:
Balance at beginning of year	(312)	(266)
Provided during year	(76)	(108)
Movement relating to acquisitions and disposals of businesses	10	(6)
Other disposals	114	68

Balance at end of year	(264)	(312)

Net book value at end of year	196	241

Net book value at beginning of year	241	288

27. Share Capital and Share Premium
The authorised share capital of the Company is £120m comprising 2,400,000,000 shares of 5 pence each.

Issued shares of 5 pence each fully paid	Number of shares	Share capital 2002 £m	Share premium 2002 £m

At beginning of year	1,993,819,770	99.7	532.5
Shares issued under share option schemes and to qualifying share ownership trust	3,476,990	0.2	17.2
Shares issued in lieu of cash dividends	4,365,588	0.2	22.7
Transfer to retained profit in respect of shares issued in lieu of cash dividends			(22.7)

At end of year	2,001,662,348	100.1	549.7

At 31 December 2002 there were options subsisting under share option schemes to subscribe for 13,605,456 (15,558,387) shares at prices ranging from 296 pence to 759 pence (201 pence to 759 pence) and exercisable by the year 2009 (2008).

The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 31 December 2002, 9.0m Prudential plc shares with a market value of £39m were held in such trusts of which 3.3m shares were held by trusts under employee incentive plans. These shares have been accounted for as own shares in the consolidated balance sheet with a carrying value of £14m.

In addition, 5.7m shares were held by a qualifying employee share ownership trust. At 31 December 2002, these shares were expected to be fully distributed in the future on maturity of savings-related share option schemes. The weighted average exercise price under these schemes was 346 pence and the expected proceeds of £20m relating to these shares have also been accounted for as own shares in the consolidated balance sheet.

78 Prudential plc Annual Report 2002

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28. Investments of the Company

	Shares in subsidiary undertakings 2002 £m	Loans to subsidiary undertakings 2002 £m

At beginning of year	5,179	1,584
Investments in subsidiary undertakings	321	–
Exchange rate movements	–	(20)
Advances of new loans	–	629
Provision against loans	–	(19)
Repayment of loans	–	(14)

At end of year	5,500	2,160

29. Profit of the Company
The profit of the Company for the year was £327m (£295m). After dividends of £519m (£504m) and a transfer from the share premium account of £23m (£20m) in respect of shares issued in lieu of cash dividends, retained profit at 31 December 2002 amounted to £1,076m (£1,245m).

30. Subsidiary Undertakings
The principal subsidiary undertakings of the Company at 31 December 2002 were:

	Main activity	Country of incorporation

The Prudential Assurance Company Limited	Insurance	England and Wales
Prudential Annuities Limited*	Insurance	England and Wales
Prudential Retirement Income Limited*	Insurance	Scotland
M&G Investment Management Limited*	Investment management	England and Wales
Egg Banking plc*	Banking	England and Wales
Jackson National Life Insurance Company*	Insurance	USA
Prudential Assurance Company Singapore (Pte) Limited*	Insurance	Singapore

* Owned by a subsidiary undertaking of the Company.

Each subsidiary has one class of ordinary shares and operates mainly in its country of incorporation.

Egg Banking plc is a subsidiary of Egg plc, a listed subsidiary of the Company. The ordinary shares of Egg plc, of which there is only one class, are 79% owned by the Company and 21% owned by shareholders external to the Prudential Group.

Prudential plc Annual Report 2002 79

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Notes on the Financial Statements continued

31. Borrowings

	Debenture loans		Amounts owed to credit institutions		other borrowings		Total

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Core structural borrowings of shareholder
financed operations:
Holding company and finance subsidiaries:
US$250m 7.125% Bonds 2005*	155	172					155	172
£150m 9.375% Guaranteed Bonds 2007	150	150					150	150
£250m 5.5% Bonds 2009*	250	250					250	250
€500m 5.75% Subordinated Notes 2021*†
(note (i))	322	301					322	301
£300m 6.875% Bonds 2023*	300	300					300	300
£250m 5.875% Bonds 2029*	250	250					250	250
£435m 6.125% Subordinated Notes 2031*†	426	425					426	425
Floating Rate Guaranteed Unsecured
Notes 2004					41	45	41	45
Commercial paper 2003					420	87	420	87
Jackson National Life:
US$250m 8.15% Surplus Notes 2027	155	172					155	172
Currency translation asset on swap transaction
(note (i))	(17)	–					(17)	–

Total core structural borrowings of
shareholder financed operations	1,991	2,020			461	132	2,452	2,152
Other borrowings of general insurance and
shareholders’ funds:
Bank loans and overdrafts			1	21			1	21
Obligations under finance leases			3	5			3	5
Commercial paper 2003 (note (ii))					1,212	1,330	1,212	1,330
Medium Term Notes 2003 (note (ii))					25	–	25	–
Currency translation net liability on
swap transactions (note (ii))					13	–	13	–
Non-recourse borrowings of investment
subsidiaries managed by PPM America
(note (iii))			292	449	73	81	365	530
Obligations of Jackson National Life under
sale and repurchase agreements			–	577			–	577
Egg debenture loans (note (iv)):
£200m 6.875% Subordinated Notes 2021	202	124					202	124
Other borrowings of long-term business operations:
Scottish Amicable Finance plc (note (v)):
£100m 8.5% undated Guaranteed Bonds	100	100					100	100

Total borrowings	2,293	2,244	296	1,052	1,784	1,543	4,373	4,839

Borrowings are repayable as follows:
Within one year or on demand			80	690	1,670	1,417	1,750	2,107
Between one and two years			28	–	41	–	69	–
Between two and five years	305	172	20	–	–	45	325	217
After five years	1,988	2,072	168	362	73	81	2,229	2,515

Total borrowings	2,293	2,244	296	1,052	1,784	1,543	4,373	4,839

Reconciliation to cash flow statement
disclosures (note 33)
General insurance and shareholders’ funds	2,038	1,972	296	475	1,784	1,543	4,118	3,990
Long-term business operations	255	272	–	577			255	849

Total borrowings	2,293	2,244	296	1,052	1,784	1,543	4,373	4,839

* Debenture loans issued by the holding company. The interests of the holders of the Subordinated Notes are subordinate to the entitlements of other creditors of the holding company.
† Net of issue costs.

80 Prudential plc Annual Report 2002

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31. Borrowings continued

(i) At 31 December 2002, the €500m 5.75% borrowings had effectively been swapped into borrowings of £309m with interest payable at 6 month £Libor plus 1.03%.

(ii) These borrowings support a short-term fixed income securities reinvestment programme.

(iii) Non-recourse borrowings issued by investment subsidiaries managed by PPM America include secured senior and subordinated debt and a revolving credit facility. The senior debt is secured on the investments held by the relevant subsidiaries. The interests of the holders of the subordinated debt issued by these subsidiaries are subordinate to the entitlements of the holders of the senior debt. The terms of the revolving credit facility include a cross default provision with the subordinated notes. In addition to the debt of these subsidiaries, PPM America manages investment companies with liabilities of £1,048m (£1,353m) pertaining to debt instruments issued to external parties. In all instances the holders of the debt instruments issued by these subsidiaries and other companies do not have recourse beyond the assets of those subsidiaries.

(iv) The interests of the holders of the Notes issued by Egg plc as structured debt capital are subordinate to the entitlements of other creditors of that operation. At 31 December 2002, Egg had also issued unsubordinated debt securities totalling £1,015m (£915m) and sold securities under agreements to repurchase totalling £nil (£384m) as part of its trading activities.

(v) The interests of the holders of the Bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund of The Prudential Assurance Company Limited, are subordinate to the entitlements of the policyholders of that fund.

(vi) Jackson National Life has entered into a programme of funding arrangements under contracts which, in substance, are almost identical to Guaranteed Investment Contracts. The liabilities under these funding arrangements totalled £3,554m (£3,144m). In addition, Jackson National Life has entered into stocklending arrangements. Obligations under these arrangements totalled £1,544m (£559m). These amounts are shown on the consolidated balance sheet within creditors.

(vii) Jackson National Life, through its subsidiary Jackson Federal Savings Bank, has bank borrowings of £239m (£244m). The advances are secured by mortgage loans and mortgage backed securities.

(viii) Under the terms of the Group’s arrangements with its main United Kingdom banker, the bank has a right of set off between credit balances (other than those of long-term funds) and all overdrawn balances of those Group undertakings with similar arrangements.

32. Contingencies and Related Obligations
Consistent with FRS 12, ‘Provisions, contingent liabilities and contingent assets’, appropriate provision has been made in the financial statements where Prudential has an obligation arising from the events or activities described below but not for contingent liabilities.

Litigation
Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavourable outcome in such actions. In addition, Jackson National Life is a defendant in individual actions that involve similar issues. Several cases, including one which was on appeal to the Supreme Court in the State of Mississippi, were settled in January 2002 for a sum of £7m.

Prudential and its subsidiaries are involved in other litigation arising in the ordinary course of business. Whilst the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on Prudential’s financial condition, results of operations or cash flows.

Prudential plc Annual Report 2002 81

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Notes on the Financial Statements continued

32. Contingencies and Related Obligations continued
Pension Mis-selling Review
In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favour of private pension products introduced under UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, (FSA)) subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the UK regulator required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group has met the requirement of the FSA to issue offers to all Phase 1 (priority) cases and Phase 2 (non-priority) cases by 30 June 2002.

Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provision in Prudential’s profit and loss account. Within the long-term technical provisions, the transfer from the FFA has been determined accordingly. The following is a summary of the changes in the pension mis-selling liability, including internal and external legal and administrative costs, for the years ended 31 December 2002 and 31 December 2001:

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m

Balance at start of the year	1,065	1,475
Changes to actuarial assumptions and method of calculation	(50)	(89)
Discount unwind	53	89
Redress to policyholders	(292)	(273)
Payments of administrative costs	(46)	(137)

Balance at end of the year	730	1,065

Every three months the FSA updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling liability represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

Management believes that, based on current information, the pension mis-selling provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of Prudential’s pension review unit established to identify and settle such cases. Such provision presents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

The calculation of the pension mis-selling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pension mis-selling review have been met from Prudential Assurance’s inherited estate. Given the strength of Prudential Assurance’s with-profits fund, management believes that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, an appropriate contribution to the with-profits fund would be made from the shareholders’ funds. In view of the uncertainty, it is not practicable to estimate the level of any potential contribution.

Free Standing Additional Voluntary Contribution Business Review
In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution (FSAVC) business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company’s pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company’s AVC scheme. The UK regulator’s review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

The review requires companies to identify relevant investors and contact them with an offer to review their individual case. Prudential met an interim deadline set by the FSA of 90% of cases completed by 30 June 2002 and also the deadline for 100% completion by 31 December 2002. As a result of the review, Prudential held a provision of £3m at 31 December 2002.

Mortgage Endowment Products Review
The Group’s main exposure to mortgage endowment products is through Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable’s conduct of sales of these products by its tied agents and in March 2003 it fined Scottish Amicable £750,000 in respect of cases where advisers did not place appropriate emphasis on identifying whether a customer was prepared to take the risk that their mortgage might not be repaid at the end of the term. A provision of £25m was made in 2001 in the shareholders’ fund for cases that may require redress, which the directors are satisfied continues to be adequate. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001.

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32. Contingencies and Related Obligations continued
Guaranteed Annuities
In common with several other insurance companies, Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £46m at 31 December 2002 within the main with-profits fund to honour guarantees on these products. The Group’s main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund (SAIF) and a provision of £744m was held in SAIF at 31 December 2002 to honour the guarantees. SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. Accordingly, this provision has no impact on shareholders.

Guarantees and Commitments
Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £25m at 31 December 2002. Similar assessments for the UK businesses were not significant. Management believes the reserves are adequate for all anticipated payments for known insolvencies.

Jackson National Life has commitments for future payments related to equity index call options totalling £21m, which are accounted for on a deferred basis and therefore were off-balance sheet at 31 December 2002. These commitments were entered into in the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next five years.

Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £300m at 31 December 2002. These commitments were entered into in the ordinary course of business and management does not expect a material adverse impact on the operations to arise from them.

Prudential has provided, from time to time, certain guarantees and commitments to third parties. These arrangements include commitments and guarantees to fund the purchase or development of land and buildings and other commitments related to investments in land and buildings. At 31 December 2002, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £27m.

Prudential has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but management does not consider that the amounts involved are significant.

Other Matters
Prudential Assurance’s inherited estate
The inherited estate is the assets of the main with-profits fund within the long-term fund of Prudential Assurance, less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the main with-profits fund in excess of what Prudential Assurance expects to pay to policyholders.

Prudential believes that it would be beneficial if there were to be greater clarity as to the status of the inherited estate. With that in mind, it has been considering the principles that would apply to any re-attribution of the inherited estate to either policyholders or shareholders. Discussions have been held with the Financial Services Authority to this end. Prudential has not considered or discussed any actual distribution as its current expectation is that, for the foreseeable future, the entire inherited estate will need to be retained within the long-term fund to provide working capital. However, in the light of current market conditions, the amount and timing of any re-attribution of the estate remains very uncertain.

Support of long-term business funds from shareholders’ funds
As a proprietary insurance company, Prudential is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the Fund for Future Appropriations, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (excess assets) in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that Prudential’s ability to satisfy policyholders’ reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. At 31 December 2002, the excess of SAIF assets over guaranteed benefits was £437m. Due to the quality and diversity of the assets in SAIF, the aforementioned amount of the excess of assets over guaranteed benefits and the ability of Prudential to revise guaranteed benefits in case of an asset shortfall, Prudential believes that the probability of either the Prudential Assurance long-term fund or Prudential shareholders’ funds having to contribute to SAIF is very remote.

Prudential plc Annual Report 2002 83

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Notes on the Financial Statements continued

33. Cash Flow
Reconciliation of operating profit to net cash inflow from operations	2002 £m	2001 £m

Operating profit before tax before amortisation of goodwill	432	622
Add back interest charged to operating profit	190	162
Adjustments for non-cash items:
Tax on long-term business profits	(174)	(235)
Amounts retained and invested in long-term business operations	(553)	(534)
Increase in net banking business assets	72	36
Other items	64	44

Net cash inflow from operating activities	31	95

Acquisitions and disposals	Disposal of UK general business operations £m	Acquisitions £m	Total 2002 £m	Total 2001 £m

Net assets acquired (disposed of) after expenses and tax:
Goodwill on acquisitions	–	8	8	171
Cash and short-term deposits	–	1	1	–
Other net assets	(11)	4	(7)	11

Net assets acquired (disposed of)	(11)	13	2	182
Cash consideration received (paid)	353	(13)	340	(182)

Net impact on shareholders’ funds	342	0	342	0

In addition to the above, Egg acquired Zebank SA and Investment Funds Direct Holdings Limited for a consideration of £28m. Goodwill arising on these transactions was £7m and net assets acquired were £21m. In the context of the Group’s cash flow statements, these transactions have been accounted for as a movement within banking business assets.

Changes in investments net of financing	2002 £m	2001 £m

Increase (decrease) in cash and short-term deposits, net of overdrafts	26	(1,125)
Net (sales) purchases of portfolio investments	(83)	1,777
Increase in loans	(86)	(640)
Movement on credit facility utilised by investment subsidiaries managed by PPM America	165	(404)
Share capital issued	(40)	(42)

Movements arising from cash flow	(18)	(434)
Investment appreciation (depreciation)	2	(71)
Investments and cash acquired with purchase of businesses	1	–
Exchange translation and other	(83)	(7)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	23	20
Portfolio investments net of financing at beginning of year	(1,466)	(974)

Portfolio investments net of financing at end of year	(1,541)	(1,466)

Represented by:
Investments (including short-term deposits)	2,736	2,805
Cash at bank and in hand	332	193
Borrowings (per note 31)	(4,118)	(3,990)
Share capital and share premium	(650)	(633)
Cumulative charge to Group profit and loss account reserve in respect of shares issued
to qualifying employee share ownership trust	159	159

	(1,541)	(1,466)

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33. Cash Flow continued
Reconciliation of investments to balance sheet	2002 £m	2001 £m

General business and shareholder portfolio investments (as above)	2,736	2,805
Long-term business portfolio investments	112,329	117,010
Investments in participating interests	73	87

Total investments (per balance sheet)	115,138	119,902

Reconciliation of cash to balance sheet

General business and shareholders (as above)	332	193
Long-term business	783	1,243

Total cash at bank and in hand (per balance sheet)	1,115	1,436

Reconciliation of borrowings

General business and shareholders (as above)	4,118	3,990
Long-term business	255	849

Total borrowings (per note 31)	4,373	4,839

34. Acquisitions and Disposals
(i)  Acquisitions
Acquisitions in 2002 principally relate to the purchase of Good Morning Investment Trust Management Company (Good Morning ITMC) in Korea and, by Egg, Zebank SA in France and Investment Funds Direct Holdings Limited (Fundsdirect) in the United Kingdom.

The effect of these transactions, which have been accounted for as acquisitions, was:

	Korea £m	Zebank and Fundsdirect £m	Total £m

Fair value of consideration (including deferred consideration and expenses)	16	28	44
Net assets acquired:
Financial investments	6	–	6
Banking assets	–	178	178
Banking liabilities	–	(157)	(157)
Other	2	–	2

Book and fair value of assets at acquisition	8	21	29

Goodwill recognised on acquisitions	8	7	15

The amounts included in the profit and loss account for 2002 in respect of these acquisitions are not material. The goodwill is being amortised from the date of acquisition over a period of up to 20 years.

(ii) Disposals
The Company completed the transfer of its UK home and motor general business operations to Winterthur and the Churchill Group, its UK subsidiary, on 4 January 2002 for a consideration of £353m. After allowing for the costs of sale and other related items, the profit on sale was £355m before tax. As part of the transfer arrangements, the insurance liabilities of the business at 31 December 2001 and gross premiums written in 2002 were almost wholly reinsured to Winterthur.

Prudential plc Annual Report 2002 85

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Statement of Directors’ Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors’ Report to the Members of Prudential plc

We have audited the financial statements on pages 47 to 85. We have also audited the information on pages 37 to 43 in the directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The directors are responsible for the preparation of the Annual Report and the directors’ remuneration report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 30 to 32 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors’ remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the financial statements.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors’ remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors’ remuneration report to be audited are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors’ remuneration report to be audited.

Opinion
In our opinion:
•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and

•	the financial statements and the part of the directors’ remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

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Five Year Review

Group Summary	2002 £m		2001 £m		2000 £m		1999 £m		1998 £m

Results for the year
Long-term business:
New business of continuing operations:
Single	12,112		10,723		9,901		10,640		6,982
Regular	707		693		538		489		453
Investment product contributions	14,818		10,067		3,587		1,307		369
Gross premiums written and investment product contributions	31,487		25,263		17,760		16,133		11,009
Operating profit before amortisation of goodwill:
Long-term business	570		718		988		961		842
Investment management and products	71		75		90		70		28
US broker dealer and fund management	14		16		7		(6)		–
Banking	(20)		(88)		(155)		(150)		(77)
Shareholders’ investment return and other income	3		51		64		84		181
Interest payable on core structural borrowings	(130)		(118)		(131)		(122)		(97)
Corporate expenditure	(62)		(63)		(56)		(52)		(56)
UK re-engineering costs	(14)		(41)		–		(58)		–

Continuing operations	432		550		807		727		821
Discontinued operations	–		72		33		49		47

Total operating profit (based on long-term investment returns)
before amortisation of goodwill	432		622		840		776		868
Amortisation of goodwill	(98)		(95)		(84)		(54)		–
Short-term fluctuations in investment returns	(205)		(480)		(48)		28		24
Merger break fee, net of related expenses	–		338		–		–		–
Profit on business disposals	355		–		239		–		249

Profit on ordinary activities before tax (including actual investment returns)	484		385		947		750		1,141

Profit after tax and minority interests:
Operating profit (including post-tax long-term investment returns)	314		460		591		507		620
Profit for the year (including post-tax actual investment returns)	449		389		657		472		853

Shareholders’ funds and borrowings
Statutory basis:
Employed in business units	4,388		4,161		3,955		3,444		2,353
Retained centrally	1,577		1,769		1,584		1,720		2,168

	5,965		5,930		5,539		5,164		4,521
Borrowings of holding company and related finance subsidiaries	(2,297)		(1,980)		(1,568)		(1,760)		(1,223)

Total statutory basis capital and reserves	3,668		3,950		3,971		3,404		3,298
Additional achieved profits basis retained profit	3,528		4,200		4,805		4,884		4,165

Achieved profits basis capital and reserves	7,196		8,150		8,776		8,288		7,463

Insurance and investment funds under management (£bn)	155		163		165		170		128

Share statistics
Earnings per share:
Based on operating profit after tax and related minority interests before amortisation of goodwill	15.8	p	23.3	p	30.2	p	26.0	p	31.9	p
Based on profit for the year after tax and minority interests	22.6	p	19.7	p	33.5	p	24.2	p	43.9	p

Dividend per share	26.0	p	25.4	p	24.5	p	23.0	p	21.0	p

Market price at 31 December	439	p	796	p	1,077	p	1,220	p	908	p

Average number of shares	1,988	m	1,978	m	1,959	m	1,947	m	1,942	m

Prudential plc Annual Report 2002 87

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Five Year Review continued

Analysis by Business Area	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

UK Operations
Long-term business:
New business:
Single	5,856	5,403	4,782	6,383	4,095
Regular	195	282	262	339	335
Investment product contributions	1,157	1,040	1,328	725	297
Gross premiums written and investment product contributions	9,592	9,238	9,036	10,279	7,114
Operating profit, before re-engineering costs:
Long-term business	368	435	503	471	404
Investment management and products	71	75	90	70	28
Banking	(20)	(88)	(155)	(150)	(77)

Total operating profit	419	422	438	391	355

Statutory basis capital and reserves	1,292	1,203	1,247	1,229	533
Additional achieved profits basis retained profit	2,377	3,162	3,882	3,884	3,386

Achieved profits basis capital and reserves	3,669	4,365	5,129	5,113	3,919

Insurance and investment funds under management (£bn)	111	120	129	142	105

US Operations
Long-term business:
New business:
Single	5,735	4,612	4,830	4,062	2,835
Regular	22	22	25	24	28
Gross premiums written	6,098	5,008	5,223	4,449	3,237
Operating profit (including long-term investment returns):
Jackson National Life	139	282	459	457	411
US broker dealer and fund management	14	16	7	(6)	–

Total operating profit	153	298	466	451	411

Statutory basis capital and reserves	2,449	2,498	2,333	1,945	1,660
Additional achieved profits basis retained profit	283	319	423	588	506

Achieved profits basis capital and reserves	2,732	2,817	2,756	2,533	2,166

Insurance and investment funds under management (£bn)	32	34	30	25	21

Prudential Asia
Long-term business:
New business:
Single	479	650	275	183	42
Regular	465	369	229	106	79
Investment product contributions	13,661	9,027	2,259	582	72
Gross premiums written and investment product contributions	15,557	10,820	3,335	1,237	532
Operating profit before development expenses	88	44	39	27	23
Development expenses	(26)	(19)	(3)	–	–

Net operating profit	62	25	36	27	23

Statutory basis capital and reserves	579	402	315	217	123
Additional achieved profits basis retained profit	828	687	478	376	255

Achieved profits basis capital and reserves	1,407	1,089	793	593	378

Insurance and investment funds under management (£bn)	11.1	8.3	5.6	2.7	1.7

Prudential Europe
Long-term business:
New business:
Single	42	58	14	12	10
Regular	25	20	22	20	11
Gross premiums written	240	197	166	168	126
Operating profit before development expenses	9	5	8	6	4
Development expenses	(8)	(29)	(18)	0	0

Net operating profit	1	(24)	(10)	6	4

Statutory basis capital and reserves	68	58	60	53	37
Additional achieved profits basis retained profit	40	32	22	15	9

Achieved profits basis capital and reserves	108	90	82	68	46

Insurance and investment funds under management (£bn)	0.7	0.6	0.6	0.5	0.4

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Achieved Profits Basis Supplementary Information year ended 31 December 2002

Results Analysis by Business Area	Note	2002 £m	2001 £m

UK Operations
New business	8	222	243
Business in force	9	304	377

Long-term business		526	620
M&G		71	75
Egg		(20)	(88)

Total		577	607

US Operations
New business	8	234	167
Business in force	9	17	136

Long-term business		251	303
Broker dealer and fund management		14	16

Total		265	319

Prudential Asia
New business	8	307	255
Business in force	9	209	160

Long-term business		516	415
Development expenses	16	(26)	(19)

Total		490	396

Prudential Europe
New business	8	11	8
Business in force	9	3	0

Long-term business		14	8
Development expenses	16	(8)	(29)

Total		6	(21)

Other income and expenditure
Investment return and other income		3	51
Interest payable on core structural borrowings		(130)	(118)
Corporate expenditure:
Group Head Office		(36)	(39)
Asia Regional Head Office		(26)	(24)

Total		(189)	(130)

		1,149	1,171
UK re-engineering costs	17	(16)	(57)

Operating profit from continuing operations (based on long-term investment returns)
before amortisation of goodwill		1,133	1,114

Prudential plc Annual Report 2002 89

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Summarised Consolidated Profit and Loss Account – Achieved Profits Basis year ended 31 December 2002

	Note	2002 £m		2001 £m

UK Insurance Operations		526		620
M&G		71		75
Egg		(20)		(88)

UK Operations		577		607
US Operations		265		319
Prudential Asia		516		415
Prudential Europe		14		8
Other income and expenditure (including development expenses)		(223)		(178)

		1,149		1,171
UK re-engineering costs	17	(16)		(57)

Operating profit from continuing operations		1,133		1,114
Discontinued UK general business operations		–		72

Operating profit before tax before amortisation of goodwill*		1,133		1,186
Amortisation of goodwill		(98)		(95)
Short-term fluctuations in investment returns	10	(1,406)		(1,402)
Effect of change in economic assumptions	11	(467)		(482)
Merger break fee (net of related expenses)		–		338
Profit on sale of UK general business operations		355		–

Loss on ordinary activities before tax (including actual investment returns)		(483)		(455)
Tax	12	329		213

Loss for the financial year before minority interests		(154)		(242)
Minority interests		9		25

Loss for the financial year after minority interests		(145)		(217)
Dividends		(519)		(504)

Retained loss for the financial year		(664)		(721)

* Operating profit includes investment returns at the expected long-term rate of return but excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this achieved profits basis supplementary information.

Earnings per Share – Achieved Profits Basis year ended 31 December 2002

	Note	2002		2001

Based on operating profit after tax and related minority interests before amortisation of goodwill
of £851m (£828m)	5	42.8	p	41.9	p

Based on loss for the financial year after minority interests of £(145)m (£(217)m)	5	(7.3	)p	(11.0	)p

Statement of Total Recognised Gains and Losses – Achieved Profits Basis year ended 31 December 2002

		2002 £m		2001 £m

Loss for the financial year after minority interests		(145)		(217)
Exchange movements		(330)		53

Total recognised losses relating to the financial year		(475)		(164)

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Reconciliation of Movement in Shareholders’ Capital and Reserves – Achieved Profits Basis year ended 31 December 2002
	Note	2002 £m	2001 £m

Total recognised losses relating to the financial year		(475)	(164)
New share capital subscribed		40	42
Dividends		(519)	(504)

Net decrease in shareholders’ capital and reserves	14	(954)	(626)
Shareholders’ capital and reserves, at beginning of year		8,150	8,776

Shareholders’ capital and reserves at end of year	13,14	7,196	8,150

Summarised Consolidated Balance Sheet – Achieved Profits Basis
31 December 2002
	Note	2002 £m	2001 £m

Total assets less liabilities, excluding insurance funds		126,325	133,365
Less insurance funds
Technical provisions, net of reinsurers’ share		114,994	116,213
Fund for future appropriations		7,663	13,202
Less shareholders’ accrued interest in the long-term business		(3,528)	(4,200)

		119,129	125,215

Achieved profits basis net assets	13,14	7,196	8,150

Shareholders’ capital and reserves
Share capital and share premium		650	633
Statutory basis retained profit		3,018	3,317
Additional achieved profits basis retained profit		3,528	4,200

Achieved profits basis capital and reserves	13,14	7,196	8,150

The supplementary information on pages 90 to 101 was approved by the Board of directors on 21 March 2003.

Prudential plc Annual Report 2002 91

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Notes on the Achieved Profits Basis Supplementary Information

1. Basis of Preparation of Results
The achieved profits basis results include the results of the Group’s long-term insurance operations on the achieved profits basis. These results are combined with the statutory basis results of the Group’s other operations including banking, unit trusts, mutual funds and other non-insurance investment management business. The achieved profits basis results for long-term business for 2002 have been prepared in accordance with the guidance issued by the Association of British Insurers (ABI) in December 2001 ‘Supplementary Reporting for long-term insurance business (the achieved profits method)’. The information is supplementary to the financial statements on pages 47 to 85.

2. Methodology
The achieved profits basis results incorporate best estimate assumptions of future rates of investment return, proprietor’s spread (in the case of Jackson National Life), policy discontinuances, mortality, expenses, expense inflation, taxation, bonus rates, surrender and paid up bases, and statutory valuation bases. In adopting these assumptions, account has been taken of recent experience and general economic conditions, together with inherent uncertainty. It has been assumed that the bases and rates of taxation, both direct and indirect, will not change materially in the countries in which the Group operates.

The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force. In the UK, Department of Social Security rebate business has been treated as single premium business.

3. Economic Assumptions
Under the ABI guidance, for most countries, the basis for setting long-term expected rates of returns on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK, US and European long-term business operations. For the Group’s Asian operations the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

The profit and loss account charge or credit in respect of changes in economic assumptions, which is shown as an item excluded from operating profit, as shown in note 14, reflects the effect on shareholders’ funds at the start of the reporting period.

The key economic assumptions are described below:
	2002	2001

UK Operations
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.0%	7.5%
Overseas equities	7.0% to 7.8%	7.5 to 7.8%
Property	6.75%	7.5%
Gilts	4.5%	5.0%
Corporate bonds	5.5%	6.0%
Assets of PAC with-profits fund
(applying the rates listed above to the investments held by the fund)	6.6%	7.1%
Expected long-term rate of inflation	2.5%	2.6%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	6.6%	7.1%
Life business	5.7%	6.3%
Risk margin included within the risk discount rate	2.6%	2.6%
Risk discount rate(i)	7.1%	7.7%

US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders
for single premium deferred annuity business	1.75%	1.75%
US 10 year treasury bond rate at 31 December 2002 (2001)	3.9%	5.1%
Risk margin included within the risk discount rate	3.1%	2.6%
Risk discount rate(i)	7.0%	7.7%

Prudential Asia(ii)
Weighted pre-tax expected long-term nominal rates of investment return	7.1%	7.3%
Weighted expected long-term rate of inflation	3.0%	3.0%
Weighted risk discount rate(i)	9.6%	10.1%

Prudential Europe
Risk discount rate(i)	7.1%	7.7%

(i) For all operations, a discount rate is applied to post-tax cash flows to determine post-tax results. For most operations, these results are then grossed up for the effective rate of tax to derive the pre-tax results. For Jackson National Life, pre-tax results are determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.

(ii) The Prudential Asia economic assumptions shown above have been determined by weighting each country’s economic assumptions by reference to the achieved profits basis operating results for new business written in 2002 and 2001.

92 Prudential plc Annual Report 2002

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4. Investment Return
(i) Profit before tax
With the exception of fixed interest investments held by Jackson National Life, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included in the profit for the year and shareholders’ funds as they arise.

In the case of Jackson National Life, it is assumed that fixed income investments will normally be held until maturity. Therefore unrealised gains and losses on these securities are not reflected in either the achieved profits or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders.

(ii) Operating profit
Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating investment return to be recognised in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.

For the purposes of determining the longer-term returns, realised gains and losses arising (including impairment losses) on debt securities of Jackson National Life have been averaged over five years and combined with actual interest income and dividends. For equity-related investments of Jackson National Life, a longer-term rate of return of 7.75% has been assumed. This has been applied to the monthly average carrying value of such investments after excluding the estimated effect of short-term market movements.

5. Supplemental Earnings Information
The Group’s supplemental measure of its results and reconciliation of achieved profits basis operating profit based on longer-term investment returns before amortisation of goodwill to achieved profits basis profit on ordinary activities, including the related basic earnings per share amounts, are as follows:

	Before tax £m	Tax £m	Post-tax £m	Minority interests £m	Net £m	Basic earnings per share

2002
Based on operating profit after tax and minority interests
before amortisation of goodwill	1,133	(286)	847	4	851	42.8	p
Adjustment for amortisation of goodwill	(98)	–	(98)	–	(98)	(4.9	)p
Adjustment from post-tax longer-term investment returns
to post-tax actual investment returns (after related
minority interests)*	(1,406)	447	(959)	5	(954)	(48.0	)p
Effect of change of economic assumptions	(467)	181	(286)	–	(286)	(14.4	)p
Profit on sale of UK general business operations	355	(13)	342	–	342	17.2	p

Based on loss for the financial year after minority interests	(483)	329	(154)	9	(145)	(7.3	)p

2001
Based on operating profit after tax and minority interests
before amortisation of goodwill and merger break fee	1,186	(370)	816	12	828	41.9	p
Adjustment for amortisation of goodwill	(95)	–	(95)	–	(95)	(4.8	)p
Adjustment from post-tax longer-term investment returns
to post-tax actual investment returns (after related
minority interests)*	(1,402)	422	(980)	13	(967)	(48.9	)p
Effect of change of economic assumptions	(482)	167	(315)	–	(315)	(16.0	)p
Merger break fee, net of related expenses	338	(6)	332	–	332	16.8	p

Based on loss for the financial year after minority interests	(455)	213	(242)	25	(217)	(11.0	)p

The average number of shares for 2002 is 1,988m (1,978m)

.*The adjustment from post-tax longer-term returns to post-tax actual investment returns includes investment return that is attributable to external equity investors in two investment funds managed by PPM America. These two funds are consolidated as quasi-subsidiaries but, except to the extent of Prudential Group participation in the funds, they have no net impact on pre-tax or post-tax operating profit. Total profit, before and after tax, incorporating the adjustment from longer-term to actual investment returns includes losses of £5m (£13m) attributable to the minority interests in these funds.

Prudential plc Annual Report 2002 93

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Notes on the Achieved Profits Basis Supplementary Information continued

6. Cost of Capital
A charge is deducted from the annual result and the balance sheet value for the cost of capital supporting solvency requirements for the Group’s long-term business. This cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected release of this capital and investment earnings on the capital.

The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit with a partial offset for the release of capital requirements for business in force.

Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital.

However, where business is funded directly by shareholders, principally at Jackson National Life, the solvency capital requires adjustments to reflect the cost of that capital.

In determining the cost of capital of Jackson National Life, it has been assumed that an amount equal to 200% of the risk based capital required by the National Association of Insurance Commissioners at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson National Life’s shareholders’ funds by £138m (£222m).

7. Foreign Currency Translation
Foreign currency revenue has been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange.

8. Operating Profit from New Business
	2002			2001

	Pre-tax £m	Tax £m	Post-tax £m	Pre-tax £m	Tax £m	Post-tax £m

UK Operations	222	(66)	156	243	(73)	170
Jackson National Life*	234	(116)	118	167	(94)	73
Prudential Asia	307	(84)	223	255	(74)	181
Prudential Europe	11	(3)	8	8	(2)	6

Total	774	(269)	505	673	(243)	430

* Jackson National Life net of tax profit:
Before capital charge			142			108
Capital charge (note 6)			(24)			(35)

After capital charge			118			73

In determining the achieved profits basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out on page 64.

94 Prudential plc Annual Report 2002

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9. Operating Profit from Business in Force
Operating profits from new business are measured using the revised economic assumptions shown in note 3 and after applying any revised operating assumptions. The profit and loss account impact for revised operating assumptions is shown below:
	2002 £m	2001 £m

UK Operations
Unwind of discount(i)	358	384
Cost of strengthened persistency assumption	(47)	–
Change of renewal expense assumption resulting from closure of direct sales force	–	15
Cost of strengthened assumption for required capital for shareholder backed business	–	(16)
Experience variances and other items	(7)	(6)

	304	377

Jackson National Life
Unwind of discount	156	200
Return on surplus assets (over target surplus)	41	44
Averaged realised investment losses (note 10)	(133)	(74)
Experience variances against current assumptions:
Spread(ii)	2	(12)
Persistency	8	(7)
Mortality and morbidity	–	(2)
Expenses	1	(16)
Loss from strengthening of operating assumptions	(54)	(13)
Other	(4)	16

	17	136

Prudential Asia
Unwind of discount	95	78
Profit arising from reorganisation of long-term funds	59	–
Change in operating assumptions (2002 – principally Singapore mortality)	42	66
Other items and experience variances	13	16

	209	160

Prudential Europe
Unwind of discount	9	9
Experience variances	(6)	(9)

	3	0

Total	533	673

(i) The unwind of discount for UK long-term business operations represents the unwind of discount on the value of in force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund (see note 13), and the expected return on shareholders’ assets held in other UK long-term business operations. Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility.

(ii) The spread variance for Jackson National Life shown above has been determined after including longer-term returns on equity based investments. This treatment is consistent with the inclusion of longer-term investment returns within operating profits. Short-term fluctuations in investment returns, including those for equity based investments, are excluded from operating profit but included within the total profit or loss for the reporting period. An analysis of the short-term fluctuations in investment returns is shown in note 10.

Prudential plc Annual Report 2002 95

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Notes on the Achieved Profits Basis Supplementary Information continued

10. Short-term Fluctuations in Investment Returns
	2002 £m	2001 £m

Long-term business:
UK Operations(i)	(1,019)	(764)
Jackson National Life(ii)	(440)	(521)
Prudential Asia	66	(9)
Prudential Europe	(2)	–
Share of investment return of funds managed by PPM America that are
consolidated into Group results but attributable to external investors	(5)	(13)
General insurance and shareholders	(6)	(95)

Total	(1,406)	(1,402)

(i) UK Operations

   Short-term fluctuations in investment returns represent the difference between actual investment returns attributable to shareholders on the achieved profits basis and the expected returns as described in note 3.

(ii) Jackson National Life – Summary

Short-term fluctuations comprise:
	2002 £m	2001 £m

Actual investment return on investments less longer-term returns included within operating profit(iii)	(295)	(413)
Investment return related loss due primarily to changed expectation of profitability on variable annuity business
arising from adverse current year equity returns*	(145)	(85)
Transition writedown on implementation of EITF 99-20 for interests in securitised financial assets	–	(23)

	(440)	(521)

*This adjustment arises due to market returns for 2002 and 2001 being lower than the assumed long-term rate of return. This gives rise to lower than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.

(iii) Jackson National Life – Actual investment return on investments less longer-term returns comprises:
	2002 £m	2001 £m

Actual less averaged realised gains and losses (including impairments) for fixed income securities(iv)	(156)	(295)
Actual less longer-term return on equity based investments	(128)	(124)
Investment (depreciation) appreciation on preference shares	(11)	6

	(295)	(413)

(iv) Jackson National Life – Actual less averaged realised gains and losses (including impairments) for fixed income securities

		$m	£m equivalent

Gains (losses) arising in years 1998 to 2002	1998	54
	1999	3
	2000	(90)
	2001	(532)
	2002	(435)	(289)

Five year total		(1,000)
Five year average included in operating result (see note 9)		(200)	(133)

Actual losses less averaged losses for 2002		(235)	(156)

Exchange rate			1.50

Averaged realised gains differ from those reported on the statutory basis for the impact of amortisation of policy acquisition costs attributable to realised gains and losses. These have been included in the statutory basis gains averaging calculation for the years 1998 to 2002. On the achieved profits basis deferred acquisition costs do not feature as part of the methodology. Accordingly the realised gains and losses included in the averaging process are exclusive of the amortisation of policy acquisition costs attributable to realised gains and losses.

96 Prudential plc Annual Report 2002

Back to Contents 11. Effect of Revised Economic Assumptions (Losses) profits on change in economic assumptions included within the loss on ordinary activities before tax arise as follows:

	2002 £m	2001 £m

UK long-term business operations	(234)	(426)
Jackson National Life	(76)	1
Prudential Asia	(158)	(57)
Prudential Europe	1	–

Total	(467)	(482)

12. Taxation Charge
The profit for the year is in most cases calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. For Jackson National Life the profit is calculated at the pre-tax level and the effective tax rate is the rate expected to be applicable on average over the remaining lifetimes of the policies.

The tax charge comprises:
	2002	2001
	£m	£m

Tax charge on operating profit
Long-term business:
UK Operations(i)	159	173
Jackson National Life	49	127
Prudential Asia(ii)	123	133
Prudential Europe(ii)	7	(2)

	338	431
General insurance and shareholders	(52)	(61)

Total tax on operating profit	286	370

Tax on items not included in operating profit
Tax credit on short-term fluctuations in investment returns	(447)	(422)
Tax effect of change of economic assumptions	(181)	(167)
Tax charge on profit on disposal of UK general business operations (after utilisation of available capital losses)	13	–
Tax charge on merger break fee, net of expenses (after utilisation of available capital losses)	–	6

Total tax on items not included in operating profit	(615)	(583)

Tax credit on loss on ordinary activities (including tax on actual investment returns)	(329)	(213)

(i) Including tax relief on shareholders’ portion of UK re-engineering costs borne by the main with-profits fund.

(ii) Including tax relief on development costs where applicable.

Prudential plc Annual Report 2002 97

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13. Shareholders’ Funds – Segmental Analysis
	2002	2001
	£m	£m

UK Operations
Long-term business operations:
Smoothed shareholders’ funds(i)	3,329	3,775
Actual shareholders’ funds less smoothed shareholders’ funds	(411)	(119)

	2,918	3,656
M&G	382	329
Egg	369	380

	3,669	4,365

US Operations
Jackson National Life (net of surplus note borrowings of £155m (£172m))(iv)
Before capital charge:
Excluding assets in excess of target surplus	1,965	2,442
Assets in excess of target surplus	830	463

	2,795	2,905
Capital charge(ii)	(138)	(222)

After capital charge	2,657	2,683
Other US Operations	75	134

	2,732	2,817

Prudential Asia	1,407	1,089

Prudential Europe	108	90

Other operations
Goodwill(iii)	1,546	1,624
Holding company net borrowings(iv)	(2,071)	(1,961)
Other assets	(195)	126

	(720)	(211)

Total	7,196	8,150

(i) UK long-term business smoothed shareholders’ funds reflect an adjustment to PAC Life Fund assets, for the purposes of determining the unwind of discount included in operating profits, to remove the effects of short-term volatility in market values of assets.

(ii) In determining the cost of capital of Jackson National Life it has been assumed that an amount equal to 200% of the risk based capital required by the National Association of Insurance Commissioners at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson National Life’s shareholders’ funds by £138m (£222m).

(iii) Total goodwill comprises:	2002	2001
	£m	£m

Held within US operations relating to purchase of broker dealer and banking businesses	58	63
Other operations relating to M&G and acquired Asian businesses	1,546	1,624

	1,604	1,687

(iv) Borrowings comprise:
	2002	2001
	£m	£m

Net core structural borrowings of shareholder financed operations comprise:
Holding company cash and short-term deposits	226	19
Core structural borrowings – central funds	(2,297)	(1,980)

Holding company net borrowings	(2,071)	(1,961)
Core structural borrowings – Jackson National Life	(155)	(172)

	(2,226)	(2,133)

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14. Reconciliation of Movement in Shareholders’ Funds
	Long-term business operations
					Total
		Jackson			long-term
		National	Prudential	Prudential	business	Other	Group
	UK	Life	Asia	Europe	operations	operations	total
	£m	£m	£m	£m	£m	£m	£m

Operating profit (including investment return
based on long-term rates of returns)
Long-term business:
New business	222	234	307	11	774		774
Business in force	304	17	209	3	533		533

	526	251	516	14	1,307		1,307
Re-engineering costs	(16)				(16)		(16)
Asia and Europe development expenses			(26)	(8)	(34)		(34)
M&G						71	71
Egg						(20)	(20)
US broker dealer and fund management						14	14
Other income and expenditure						(189)	(189)

Operating profit (loss) before amortisation
of goodwill	510	251	490	6	1,257	(124)	1,133
Amortisation of goodwill		(4)			(4)	(94)	(98)
Short-term fluctuations in investment returns	(1,019)	(440)	66	(2)	(1,395)	(11)	(1,406)
Effect of changes of economic assumptions	(234)	(76)	(158)	1	(467)		(467)
Profit on sale of UK general business operations						355	355

(Loss) profit on ordinary activities before tax
(including actual investment gains and losses)	(743)	(269)	398	5	(609)	126	(483)

Tax:
Tax on operating profit (loss)	(159)	(49)	(123)	(7)	(338)	52	(286)
Tax on short-term fluctuations in investment returns	304	155	(14)		445	2	447
Tax on effect of change of economic assumptions	70	77	34		181		181
Tax on profit on disposal of UK general business operations						(13)	(13)

Total tax credit (charge)	215	183	(103)	(7)	288	41	329

Minority interests						9	9

(Loss) profit for the financial year	(528)	(86)	295	(2)	(321)	176	(145)

Exchange movements		(246)	(90)	2	(334)	4	(330)
Development costs included above (net of tax)
borne centrally			6	1	7	(7)
Intragroup dividends (including statutory transfer)	(361)	(94)	(21)	7	(469)	469
External dividends						(519)	(519)
Investment in operations	157	400	128	4	689	(689)
Proceeds from issues of share capital by parent company						40	40
Adjustment for European new business sold
by UK operations	(6)			6

Net (decrease) increase in shareholders’ capital and reserves	(738)	(26)	318	18	(428)	(526)	(954)

Shareholders’ capital and reserves at 1 January 2002	3,656	2,683	1,089	90	7,518	632	8,150

Shareholders’ capital and reserves
at 31 December 2002	2,918	2,657	1,407	108	7,090	106	7,196

Analysed as:
Statutory basis shareholders’ funds	541	2,374	579	68	3,562	106	3,668
Additional shareholders’ interest on achieved profits basis	2,377	283	828	40	3,528		3,528

Achieved profits basis shareholders’ funds	2,918	2,657	1,407	108	7,090	106	7,196

Prudential plc Annual Report 2002 99

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Notes on the Achieved Profits Basis Supplementary Information continued

15. Results Sensitivity to Alternative Assumptions
(i) Estimated results for 2001 based on economic assumptions applied for the 2002 results

	Memorandum only

	Estimated profit from new business			Estimated
				pre-tax
				unwind of
	Pre-tax	Tax	Post-tax	discount
	£m	£m	£m	£m

Operating profit
UK Operations	227	(68)	159	344
Jackson National Life*	195	(110)	85	156
Prudential Asia	219	(64)	155	65
Prudential Europe	8	(2)	6	8

Total	649	(244)	405	573

*Jackson National Life:
Before capital charge			126
Capital charge			(41)

After capital charge			85

Shareholders’ funds
If the economic assumptions applied for 2002 had been in place at 31 December 2001 the achieved profits basis shareholders’ funds at that date would have been lower by £286m. This represents a pre-tax loss of £467m less related tax credit of £181m. These figures are analysed by business operation in note 14.

(ii) Estimated impact on 2002 results based on alternative assumptions
The key assumptions that affect the Group’s results are economic, in particular expected rates of investment return and risk discount rates. The sensitivity of the 2002 results to changes in these assumptions is set out below:
Group
Total
£m

2002 Pre-tax operating profit from new business
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%	103
Decrease in rates of 1%	(100)
Risk discount rates:
Increase in rates of 1%	(85)
Decrease in rates of 1%	102

31 December 2002 shareholders’ funds
Pre-tax expected long-term nominal rates of investment return:
Increase in rates of 1%	750
Decrease in rates of 1%	(774)
Risk discount rates:
Increase in rates of 1%	(417)
Decrease in rates of 1%	474

16. Development Expenses
Development expenses (excluding Asia regional head office costs) of £34m (£48m) were incurred in 2002 (2001). The reduction reflects reduced European development costs offset by increased development expenses arising from launch costs in Japan.

17. UK Re-engineering Costs
Details of the re-engineering costs charged in the year are explained in note 7 on page 65. After including amounts borne by the main with-profits fund but attributed to shareholders, the costs relating to continuing operations recognised on the achieved profits basis were £16m (£57m).

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18. Pension Costs
The impact of pension costs on the achieved profits basis results of long-term business has been determined in the context of the methodology described in note 2. Accordingly, for long-term business, the achieved profits basis value of new business written in the reporting period, and the value of in force at the balance sheet date have been determined after incorporating projections of attributable pension costs into the estimates of future cash flows for the contracts concerned. Experience variances for expenses include any difference between the actual and assumed contributions to defined benefit pension schemes. The achieved profits basis results and shareholders’ funds for long-term business are, therefore, not affected by whether or not the Group has adopted FRS 17 ‘Retirement benefits’ in preparing its achieved profits basis results.

On the achieved profits basis of reporting, the impact of adoption of FRS 17 for long-term business would be limited to:

(i) Balance sheet recognition of the FRS 17 basis net pension scheme asset or liability

(ii) For that element of the net pensions scheme asset or liability that is attributable to the PAC with-profit fund, adjustment of the Group fund for future appropriations by an equal but opposite amount, and

(iii) For shareholder financed long-term business, an adjustment of the composition of achieved profits basis shareholders’ funds between the components of the modified statutory basis shareholders’ funds and additional shareholders’ reserves (reflecting the additional shareholders’ interest recognised on the achieved profits basis).

As explained in note 1, the achieved profits basis results include statutory basis results for operations other than those conducting long-term business. In preparing results for these operations the Group has continued to apply SSAP 24.

Further details are shown in note 19 on pages 73 to 76 of the Group’s financial statements.

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Statement of Directors’ Responsibilities in Relation to the Achieved Profits Basis Supplementary Information

The guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the achieved profits method)’ (the guidance) requires the directors to prepare supplementary information presented under the achieved profits method in accordance with the guidance.	•	determine assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then apply them consistently;

An explanation of the achieved profits basis of reporting is provided on pages 23 to 25 of the Group’s financial statements.	•	state whether applicable accounting standards have been followed in relation to the residual assets, subject to any material departures disclosed and explained in the supplementary information;

In preparing the achieved profits basis supplementary information, the directors are required to:	•	prepare the supplementary information on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

• select suitable methodologies and then apply them consistently;

Independent Auditors’ Report to Prudential plc on the Achieved Profits Basis Supplementary Information

We have audited the supplementary information on pages 90 to 101 in respect of the year ended 31 December 2002. The supplementary information has been prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-term Insurance Business (the achieved profits method)’ (the guidance) using the methodology and assumptions set out on page 92. The supplementary information should be read in conjunction with the primary financial statements which are on pages 47 to 54.	Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our audit work, for this report, or for the opinions we have formed.	We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the achieved profits basis supplementary information is free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Respective Responsibilities of Directors and Auditors
As described above the directors’ responsibilities include preparing the supplementary information on the achieved profits basis in accordance with the guidance issued by the Association of British Insurers. Our responsibilities, as independent auditors, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession’s ethical guidance and the terms of our engagement.	Opinion
In our opinion, the achieved profits basis supplementary information for the year ended 31 December 2002 has been properly prepared in accordance with the guidance using the methodology and assumptions set out on page 92.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the guidance using the methodology and assumptions set out on page 92. We also report if we have not received all the information and explanations we require for our audit.

102 Prudential plc Annual Report 2002

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Shareholder Information

Financial Calendar

Annual General Meeting	8 May 2003

Payment of 2002 final dividend	28 May 2003

Announcement of 2003 interim results	29 July 2003

Payment of 2003 interim dividend	27 November 2003

Analysis of Registered Shareholder Accounts
31 December 2002

Size of shareholding			Number of shareholder accounts	%	Number of shares	%

Over 10,000,000			36	0.04	810,066,210	40.47
1,000,001	–	10,000,000	236	0.27	678,689,943	33.91
500,001	–	1,000,000	189	0.22	133,360,619	6.66
100,001	–	500,000	687	0.80	151,483,069	7.57
10,001	–	100,000	3,758	4.35	100,000,889	5.00
5,001	–	1 0,000	4,971	5.75	34,952,641	1.74
1,001	–	5,000	32,004	37.04	71,444,470	3.57
1	–	1,000	44,519	51.53	21,664,507	1.08

Total			86,400	100.00	2,001,662,348	100.00

Shareholder Enquiries
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 6000190
Fax: 0870 6003980
Textel: 0870 6003950 (for hard of hearing)

Sharedealing Facilities
Stockbrokers Cazenove & Co. offer a postal sharedealing service to Prudential shareholders at competitive commission rates. For details telephone 020 7606 1768 or write to 12 Tokenhouse Yard, London EC2R 7AN.

American Depositary Receipts (ADRs)
The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares.

All enquiries regarding ADR holder accounts should be directed to J P Morgan, the authorised depositary bank, at J P Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, or telephone 00 1 781 575 4328.

Form 20-F
The Company is subject to the reporting requirements of the Securities and Exchange Commission (SEC) in the USA as such requirements apply to foreign companies and files with the SEC its Form 20-F. Copies of Form 20-F can be found on the Company’s website at www.prudential.co.uk or on the SEC's website at www.sec.gov

Prudential plc Annual Report 2002  103

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How to Contact Us

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

David Clementi
Chairman

Jonathan Bloomer
Group Chief Executive

Philip Broadley
Group Finance Director

Geraldine Davies
Group Corporate Relations Director

Jane Kibbey
Group Human Resources Director

Peter Maynard
Group Legal Services Director & Company Secretary

Prudential UK & Europe Insurance Operations
3 Sheldon Square
London W2 6PR
Tel: 020 7150 2000
Fax: 020 7150 2100
www.pru.co.uk

Mark Wood
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Egg plc
1 Waterhouse Square
138–142 Holborn
London EC1N 2NA
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

Paul Gratton
Group Chief Executive

Jackson National Life
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

Clark Manning
President & Chief Executive Officer

Prudential Corporation Asia
Suites 2910–14
Two Pacific Place
88 Queensway
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialasia.com

Mark Tucker
Chief Executive
Tel: 020 7548 3537
Fax: 020 7548 3699
E-mail: investor.relations@prudential.co.uk

Rebecca Burrows
Director of Investor Relations

Media Enquiries
Tel: 020 7548 3721

104  Prudential plc Annual Report 2002

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Prudential public limited company. Incorporated and registered in England and Wales.

Registered office: Laurence Pountney Hill, London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are regulated by the FSA.

The paper used in this report contains a minimum of 50% recycled fibre, with the balance from fully sustainable resources, and was bleached without using chlorine gas.

Photograph of Jonathan Bloomer on pages 4 and 28 has been supplied by NewsCast.

Designed and produced by CGI BrandSense. Printed by Wace.

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Prudential plc Registered office: Laurence Pountney Hill London EC4R 0HH United Kingdom

www.prudential.co.uk